EXHIBIT 99.1

BCE INC.

2002 ANNUAL REPORT

Bell Canada Enterprises

What’s important.

2002 Annual Report

ABOUT BCE
 BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite television services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has eBusiness capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

TABLE OF CONTENTS
What’s Important	1
Chairman’s Message	10
Letter from the President and CEO	11
Financial Highlights	12
Operational Highlights	16
2002: The Year in Review	17
Corporate Social Responsibility	26
Management’s Discussion and Analysis	28
Consolidated Financial Statements	54
Notes to Consolidated Financial Statements	58
Board of Directors	82
Committees of the Board	84
Shareholder Information	Inside Back Cover

In this annual report, we, us, our and BCE mean BCE Inc., its subsidiaries, its joint ventures and its investments in significantly influenced companies. See page 28 for more information.

In 2002, we set a new course

for BCE and began

the process of simplifying our

business. As we move into

the future, certain principles will

guide our decisions.

Bell Canada Enterprises  1  2002 Annual Report

Simpler is better.

Customers want things to be as simple as possible. They want things to be easy to access, easy to understand and easy to use. In a world that is getting more complex by the day, our services must simplify people’s lives.

Bell Canada Enterprises  2-3  2002 Annual Report

It’s all about performance.

Performance matters. Results matter. Customers and shareholders expect them, and in these times, expectations are high. They want action, not words. And they want to see more than effort. They want to see progress — real, measurable progress. We know we must deliver.

Bell Canada Enterprises  4-5  2002 Annual Report

Good is never good enough.

Excellence is an unending journey, not a destination. Nothing but great will suffice, and great is a moving target. Improvement must be a continuous process of questioning the status quo and pushing to be better. There is always room to improve.

Bell Canada Enterprises  6-7  2002 Annual Report

The customer drives everything.

Nothing in business is sustainable without loyal, satisfied customers. You must gain the right insights on what the customer needs, wants and expects — and let those insights drive everything you do. Because real shareholder value doesn’t happen without customer value.

Bell Canada Enterprises  8-9  2002 Annual Report

Chairman’s Message

It was a tumultuous year for your company.
     In April, your Board of Directors, recognizing that the primary job of the Board is to be accountable to shareholders — not to run the company — separated the positions of Chairman and CEO. As the year progressed, it became ever clearer that the responsibility of the Board is to operate in a transparent manner. To that end, the BCE Board is examining its structure and committee mandates. Under the present TSX and NYSE guidelines, your Board, with the exception of the CEO, is composed entirely of independent, unrelated directors. Whatever guidelines ultimately emerge, BCE will maintain the majority of its Board, all its committee chairs and the majority of members on each committee as independent, unrelated directors, with an audit committee entirely composed of financially skilled, independent, unrelated directors.
     Through another important Board initiative, the director stock option program has been eliminated. Furthermore, we have increased the minimum share ownership for your directors from 3,000 shares to 10,000 shares in order to better align the interests of your directors with those of the shareholders. Until a director has met such minimum share ownership guideline, directors’ fees are payable in deferred share units (DSUs). The DSUs cannot be sold while serving as a director. The minimum share ownership guideline and the DSUs are designed to make all directors major shareholders of BCE. Share options will be only for management, have performance criteria and be recorded as an expense on our financial statements.
In becoming transparently accountable to shareholders, your Board of Directors will focus its efforts and its interaction with management in three areas — stewardship, strategy and succession. Stewardship involves concentration on the core competencies of the business. In terms of strategy, the Board must endorse the strategic direction for the company as developed by the senior management team. Succession requires timely and effective programs to ensure management development is continuously taking place.
Jean C. Monty resigned in 2002 as Chairman and CEO of the company. On behalf of the Board of Directors of BCE Inc., I would like to recognize the many contributions he made during his almost 30 years with this organization.
The breadth of expertise on your Board has been increased by the addition of three new directors:
André Bérard, Chairman of the National Bank of Canada, The Honourable Edward C. Lumley, Vice-Chairman of BMO Nesbitt Burns, and Thomas C. O’Neill, former Chairman of PwC Consulting. Two of our directors — Ted Newall and Guy Saint-Pierre — have announced they will not stand for re-election in May. We are grateful for the experience and insights of these well-known business leaders over many years.
We look to the future with enthusiasm and confidence, not, of course, just because of governance changes, but primarily because the real talent of Michael Sabia and his management team has been so capably demonstrated. Their quick recognition of issues, the precision of their action plans to resolve those issues and the quality of their results, achieved in such a short period of time, all attest to their standards and their skill.
Yours is a great Canadian company — now fully in control of its future.

Richard J. Currie, C.M. Chairman of the Board

Bell Canada Enterprises  10  2002 Annual Report

From the President and CEO

Dear Shareholders,

What’s important? For us it’s simple: Putting the customer at the centre of all that we do. Meeting their needs quickly, simply, competitively. Executing on our business plans. Reaching our goals. Delivering on our promises. Being leaders. Our direction is clear. We’re focused.

Bell Canada Enterprises  11  2002 Annual Report

Financial Highlights

	2002	2001	2000

Revenues (in millions)	19,768	19,340	16,668
EBITDA* (in millions)	7,622	7,242	6,715
Net earnings per common share	2.74	0.56	7.32
Net earnings before non-recurring items per common share*	1.81	1.74	1.87

*	The terms “EBITDA” (Earnings before interest expense, income taxes, depreciation and amortization) and “net earnings before non-recurring items” do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. Refer to page 32 of this Annual Report for a description of these terms.

Bell Canada Enterprises  12  2002 Annual Report

2002 was an important year.

     Perhaps that’s an understatement. It was a very important year. It was a year in which we put a tremendous amount of uncertainty behind us and turned our eyes confidently again to the future. That’s important.

     We severed our ties with Teleglobe in the context of unprecedented turmoil in the global telecommunications industry. It was not an easy decision. But it was an essential decision.

     We regained full ownership of our most important asset, Bell Canada, successfully financing the transaction in one of the toughest financial markets anyone can remember. In fact, according to industry expert Cap Gemini, the equity component of the financing was the only truly successful such offering in the entire global telecom industry during 2002.

     In the face of this, we delivered solid financial results, outperforming the North American telecom sector across most important measures, despite very difficult conditions in most of our customer markets.You’ll see highlights of these results on the left, and more detail in the back section of this report, but that’s not what I want to talk about in this letter.

     We accomplished a great deal in 2002. Early in the year, it became clear that the pace of change in the telecommunication markets demanded some fundamental changes of BCE, so we did what we had to do. We are now what we always must be: a strong Canadian company in complete control of its destiny. What lies ahead? That’s what I want to talk about in this letter.

An increasingly competitive marketplace

First of all, what lies ahead is competition — more of it from a growing roster of players eager to enter our traditional businesses. It is no longer just BCE competing with other telecom companies. We compete with cable companies, which in turn compete with satellite companies. Wireless companies compete with other wireless companies and with traditional telephone service. The complexity in the marketplace is growing with global software companies, system integrators, massive media conglomerates, all now vying for the customer.

     The very nature of competition in our industry has changed, but I am convinced BCE has what it takes to win. We have a business model for a telecom company that is

Bell Canada Enterprises  13  2002 Annual Report

unique in North America, with unrivaled breadth of platforms. We have a tremendously strong brand and a solid franchise, with more than 25 million customer connections across Canada. Within these established relationships there is much potential for growth. Just one in 100 customers uses all four of our core services: wireline, wireless, high-speed Internet access and satellite television.

To put it simply, we
have to make it easier
for our customers
to manage their
businesses; easier to
manage their lives.

Taking action: a focus on customers and financial discipline

Attributes and potential are not what matters at the end of the day. What matters is action. What’s important are the things we do to build upon our strengths and translate them into profitable growth.

     The customer has to be at the centre of everything we do. This is critical to our success. There’s a phrase in our business, “the last mile.” It expresses a certain view of the world, a view of the customer as an extension of the network. We don’t think of it that way. The customer connection is the first mile. It’s where it all starts. That is why we have to be focused on learning more about our customers, understanding their needs and wants, and delivering the right products, services and solutions to meet them.

     Whether the customer is an individual moving to a new apartment or a global corporate giant that needs a secure and reliable network, delivering the right solution simply is the key to winning and keeping their business. To put it simply, we have to make it easier for each customer to do what they want to do. Easier to decide what they need, and easier to account for it. Easier to get questions answered. Easier to manage their businesses; easier to manage their lives.

     While we intensify our focus on customers across every aspect of business, we are placing equal emphasis on financial discipline and execution. We are emphasizing productivity improvements, focusing on the right metrics, including return on equity and free cash flow. We have set aggressive targets, but it’s important to be clear: We are not pursuing productivity strategies to hit a given target. We’re pursuing productivity as a discipline, not an initiative. We’re working to strengthen ourselves, step by step, to give us the kind of cost structure we need in an increasingly intense competitive world.

     We have been, and will continue to be, careful to execute productivity improvements and cost reduction strategies

Bell Canada Enterprises  14  2002 Annual Report

while continuing to strengthen our service quality. Many of our efforts are aimed at improving both productivity and service at the same time — Emily, the new “voice” of Bell, is an excellent example. Overall, our goal is not just to have the best cost structure in the industry. It’s also to have the best service and customer satisfaction levels at the same time.

A simpler company

One of our greatest strengths, the breadth of our platforms, is also one of our greatest challenges. It is difficult to bring together our many different capabilities and provide them seamlessly to customers. In short, delivering simplicity is an exceedingly complex undertaking.

     But it begins with the fundamental belief that connectivity is the foundation and the core of our business. Around that connectivity we must build the layers of value-added services that focus on meeting specific customer needs in a simple fashion. For us to meet that imperative, our company must be organized around the customers we serve — consumers, small business and large enterprise. We will do that. We will leverage our brand and build on our strengths to build a great company.

A new attitude

Every day, I come to work committed to earning anew the right to have this job. That’s the attitude I want to see among all our people. Because organizations do not serve customers. Organizations do not build relationships; they do not innovate. People do. We must all come to work, every single day, with a commitment to make a difference — and by making a difference, earn the right to be our customers’ communications company.

     Take nothing for granted. Work hard, every day, to earn their business. Never stop thinking about how we can get better at our jobs, about how we can serve our customers better.

Our heritage, our future

This company has a long and proud heritage as a national institution in Canada. I am honoured to lead it. As we achieve our business goals, and as we reach the levels of customer service we aspire to, I believe that we will be contributing to a more connected, stronger and more prosperous Canada. This will always be important.

     Bell has been an institution in Canada for more than a century. Today, this is still where our core strengths reside, and as we move forward, this is where we will concentrate our efforts. If we keep our focus on what’s important — creating simplicity, pursuing excellence, delivering results, focusing on the customer — there are no limits to what we can accomplish.

Michael J. Sabia
 President and Chief Executive Officer
BCE Inc.

Bell Canada Enterprises  15  2002 Annual Report

Operational Highlights

	2002	2001	2000

Local and access
Network access services (thousands of lines in service)	13,154	13,296	13,341
Long Distance
Conversation minutes (millions)	19,034	18,200	17,898
Average revenue per minute (cents)	12	13	15
Wireless
Cellular & PCS subscribers (thousands)	3,919	3,454	2,764
Cellular & PCS net activations (thousands)	465	690	595
Average revenue per subscriber ($/month)	46	46	47
Data
Equivalent access lines — Bell Canada only (thousands)
Digital equivalent access lines	3,683	3,713	N/A
Broadband equivalent access lines	12,568	9,109	N/A
DSL high-speed Internet subscribers (thousands)	1,110	757	336
DSL high-speed Internet net activations (thousands)	353	421	272
DTH satellite television services
Total DTH subscribers (thousands)	1,304	1,069	722
Net subscriber activations (thousands)	235	347	306
Average revenue per subscriber ($/month)	44	45	47

Bell Canada Enterprises  16  2002 Annual Report

Delivering what’s important

Consumer Small to mid-sized business Large enterprise

2002: THE YEAR IN REVIEW

Bell Canada Enterprises  17  2002 Annual Report

Consumer

In a world that’s complex and getting more so, consumers want simplicity. They’re looking for easier access to information, simpler choices and products that make life less complicated. In the consumer segment, breadth of platforms and simplicity of delivery are critical advantages.

In 2002, we made significant progress toward our goal of providing single-bill simplicity and convenience for customers.

One customer, one bill; flexibility for Sympatico.ca

In 2002, Certen, the joint venture between Bell Canada and leading billing system specialist Amdocs, completed a major step toward realizing the goal of a single, consolidated bill for multiple services. In December, Certen delivered the single-bill capability for residential customers covering basic access, long distance, SmartTouch, Sympatico and Bell ExpressVu. Bell began a pilot program in January with a plan to phase in the capability over time. Once completed, the system will give Bell customers the simplicity of a single bill; it will give Bell a modernized, flexible billing platform that supports revenue growth while reducing costs through economies of scale.

     Meanwhile, Certen worked with Sympatico.ca to create new billing system capabilities — designed to flow into the one-bill capability — that can evolve as the Internet service provider grows. Launched in June 2002, the new capabilities can quickly be adapted to accommodate new product offerings, which is key to getting to market faster and giving customers more choice. A similar system for Bell wireless service is planned for launch in the third quarter of 2003.

Bell Canada Enterprises  18  2002 Annual Report

Call centre agents at 310-BELL are key to retaining and growing our customer relationships. With advanced tools and technology at their fingertips, agents are equipped to solve problems and provide answers more quickly than ever before. Equally important, 310-BELL is focused on cross-selling a full range of Bell services, using bundling and other means to help customers take advantage of opportunities for single-provider simplicity, efficiency and value.

Bundling to simplify choice

Increasingly, we’re packaging services together to make it easier for customers to understand their options and make choices that fit their lives. In the fourth quarter of 2002, we launched pilots for consumer bundles such as the “Connected Home,” which combines local and long-distance telephone service with high-speed Internet and Bell ExpressVu; “Surf & Watch,” high-speed Internet and Bell ExpressVu; and a product package for basic telephone service. The goal over time is to support bundling with single-bill and advanced call centre capabilities to deepen relationships and reduce churn while simplifying choice, payment and service for customers.

Just call 310-BELL

Easy to remember and easy to use, 310-BELL represents a key to our ongoing drive to simplify customer interaction, quickly deliver what callers want and support future efforts to provide single-provider convenience. During the year, 310-BELL call centre agents, using software that puts customer information at their fingertips, focused on matching the right mix of products to each caller’s unique needs with targeted cross-selling and bundled service offerings.

Bell Canada Enterprises  19  2002 Annual Report

Eventually the goal is for 310-BELL to be a single front door to all of Bell’s offerings — wireless, wireline, Internet, DSL and satellite television — for sales and service.

Say hello to Emily

Beginning in January 2003, callers to 310-BELL in Ontario were greeted with a very pleasant surprise: the voice of Emily, the most advanced voice-activated call routing technology in Canada. Emily is friendly, knowledgeable, helpful — and she’s a computer. She answers each call with an engaging, thoroughly human voice, providing prompt assistance to customers needing changes in phone services or information on any of Bell’s products. Emily also efficiently directs callers who have questions about billing, repair, technical support or customer service. Part of Bell’s broader plan to simplify customer access, Emily significantly reduces the number of steps and time required to accomplish what callers want, proving that technology can be used to make life easier, not more complicated. The plan is to gradually introduce Emily throughout Bell’s entire service area; she will be helping French-speaking customers by mid-year 2003.

Top photo: Is she a person, or is she a computer? Actually, she’s both. Emily is Bell’s new automated call routing capability. Emily’s state-of-the-art voice recognition technology significantly reduces the number of steps between callers and what they want. Bottom photo: Subscriber and market share growth are evidence that more and more Canadian viewers are discovering the advantages of Bell ExpressVu satellite television.

Bell Canada Enterprises  20  2002 Annual Report

Bell ExpressVu: Great entertainment, Great technology, Great value

Bell ExpressVu continued its solid growth throughout 2002, increasing its subscriber base by 22 per cent to more than 1.3 million households. Customer choice and innovative technology were again the main drivers of growth as Bell ExpressVu offered subscribers the widest range of all-digital programming, featuring crystal-clear picture and sound on more than 300 video and audio channels in 16 themed packages that include sports, movies, kids and much more. Bell ExpressVu’s innovative, one-button-recording Personal Video Recorder continued to win rave reviews from customers for the way it fundamentally changes the way they watch television, allowing them to pause live TV and replay, rewind and fast forward all at the touch of a remote.

Bell Globemedia creates Juno Award success

CTV broadcast The 2002 Juno Awards, Canada’s annual preeminent music awards program — and Bell Globemedia brought its considerable assets together to promote it. High-energy program initiatives in the months leading to the event raised awareness and created a buzz. “Countdown to the Junos Concert Series,” on CTV’s late night talk show, “Open Mike with Mike Bullard,” featured live performances by Juno nominees and performers. On CTV’s morning news program “Canada AM,” viewers saw “The Road to the Junos,” where hosts profiled and interviewed Juno performers and nominees. During the Junos, Sympatico.ca treated Internet surfers to an exclusive backstage show with behind-the-scenes footage and interviews of nominees and winners. The result of the comprehensive promotion? More than 1.4 million Canadians tuned in to the broadcast, reversing a three-year ratings down-trend and establishing a new benchmark for success in Canada.

Top photo: What’s in the black box? Freedom and choice. Personal Video Recording (PVR) brings Bell ExpressVu subscribers the ability to pause, replay and digitally record live television.

Bottom photo: The Barenaked Ladies were hosts of the most successful Juno Awards presentation in years. For the first time, CTV, Sympatico.ca and The Globe and Mail combined to promote and broadcast the program.

Bell Canada Enterprises  21  2002 Annual Report

Small to mid-sized business

Small to mid-sized businesses represent an extremely broad and diverse group, with widely varying wants and needs. As different as businesses in this segment are from one another, all seem to share a desire for a telecom provider that takes the time to understand their operations and offer tailored solutions to help them compete.

Bell Mobility’s exclusive offering of the Audiovox Thera puts a desktop — and unparalleled access to Canada’s best wireless network — in the palm of your hand.

2002: The journey of understanding begins

Small to mid-sized business is a customer segment with a great deal of potential to drive profitable growth. Of customers in this segment, currently less than one in 10 use all of Bell’s relevant services: telephone, high-speed Internet and wireless. 2002 was the year we used our call centres as a means to begin developing an understanding of this group’s unique needs.

     Call centre agents started by changing the way they approached calls. They asked questions, listened and offered more comprehensive solutions, rather than limiting their focus to just fulfilling a request. Based on initial insights gained, we developed a range of product bundles tailored to deliver maximum value, simplify the customer experience and build relationships in this important segment.

Bell Mobility for small business

With smarter devices and smarter applications, Bell Mobility is a key enabler for small and mid-sized businesses wanting to build their own mobile offices. Bell’s exclusive offering of the Audiovox Thera, a wireless pocket PC, delivers computer, cell phone, organizer and entertainment functions in a handheld device. An exclusive relationship with Motivus, a mobile desktop company, provides a breakthrough application to easily view attachments. Tailored rate and wireless service plans, and VoiceNet,

Bell Canada Enterprises  22  2002 Annual Report

Top photo: Bell’s DataValet brings high-speed Internet access to the comfort of a hotel room. It’s faster. It’s better. And with a low daily flat rate, it’s less expensive for travelers accustomed to paying hotel long-distance telephone costs to access the Internet via conventional wireline. Bottom photo: Bell is making life simpler for Canada’s leading car dealers by providing single-source convenience through an agreement with dealer co-op Leader Auto Resources.

a wireless data product that allows Web navigation by voice through a cell phone or PDA, complete the picture.

DataValet keeps business travelers in touch

Small-business operators were among the growing number of travelers in Canada who enjoyed high-speed Internet access from their hotel rooms with Bell’s DataValet. The service also provides a direct-from-the-room connection to participating hotels’ business centre printers and fax machines — all for a daily user’s fee that is far lower than the cost of accessing the Internet through conventional wireline.

Delivering simplicity for Canada’s leading car dealers

Leader Auto Resources (LAR), a co-op of Canadian automotive dealers, chose Bell in 2002 to provide single-source convenience — local and long-distance telephone, wireless and Internet services — for its 1,100-plus members. LAR dealers, the majority of which are based in Québec, benefit from group rates, full access to Bell’s industry-leading network and product offerings, and a dedicated Bell sales force. Signed in February 2002, the agreement was implemented in record time — we launched it, flawlessly, on March 1, 2002.

Bell Canada Enterprises  23  2002 Annual Report

Large enterprise

Large businesses, institutions and municipalities are under pressure as never before. A strong and growing imperative to manage or reduce costs is colliding with an increasingly complex and dynamic technology landscape. The result is an active — and highly competitive — outsourced network services market.

Bell Nexxia: an MNS leader

Bell Nexxia’s Managed Network Services (MNS) add value through outsourced network management, Virtual Private Networks (VPNs), security services and consulting. Security is a critical and increasingly complex concern. Bell Nexxia offers a comprehensive array of security services — among them audit and testing, network protection and, in conjunction with BCE Emergis, privileged access services — to address issues at the network level. In addition, Bell Nexxia VPNs enable absolutely secure integration of voice, data and video traffic through a common Internet protocol (IP) infrastructure.

High-speed promise and potential

Bell Canada’s advanced high-speed data networks create promising new applications for both private and public sector industries. One such application is a telerobotics capability that enables surgeons to complete surgical procedures from remote locations. The Canadian government spends more than $100 million per year transporting patients from outlying areas to centres of excellence for surgery. Telerobotics could reduce that figure while bringing top-quality care to a wider group of Canadians.

Photo above: Bell Virtual Private Networks deliver integrated voice, data and video traffic to users’ desktops — with total security — through a common Internet protocol (IP) infrastructure.

Photo at left: Bell’s advanced network is making amazing strides possible in medical technology such as telerobotics, enabling certain procedures to be done from afar. (Photo courtesy of Computer Motion, Inc.)

Bell Canada Enterprises  24  2002 Annual Report

A Bell-developed “e-City portal” will make it possible for Mississauga residents to use the Internet to access city services. Even non-computer users can do it — just go to the public library.

An e-portal for Mississauga

In a groundbreaking public/private sector partnership, Bell won the contract to develop and maintain an “e-City portal” for the City of Mississauga that offers Internet access to many city services and information. Some of the features of the e-City portal will enable citizens to personalize their Web pages, interact with city staff and residents in real time, access online Planning and Building services and subscribe to mailing lists. Bell’s solution will help Mississauga reduce operating costs while improving the quality of service the city provides its residents.

Measuring and building customer loyalty

Bell Nexxia is committed to building stronger, more long-term customer relationships in the large enterprise segment. Using a comprehensive customer feedback process called the “Voice of the Client” (VOC), Nexxia measures and defines degree of loyalty while identifying specific problems and issues that affect it. A comprehensive follow-through process called “Close the Loop” (CTL) ensures that VOC data/results are directed to the right individuals at all levels within the Bell organization to ensure timely, meaningful improvements.

Even in the largest corporations, strong customer relationships come down to satisfied and happy individual users. Bell Nexxia is using a proven customer feedback process, called the “Voice of the Client,” to continuously convert complaints into meaningful improvements — and growth.

Bell Canada Enterprises  25  2002 Annual Report

Corporate Social Responsibility

Doing the right thing

Exemplary corporate citizenship has been a guiding force for BCE throughout our 122-year history. We believe that our success as a company is inextricably linked to good relationships with all our stakeholders. We make a difference by:

Investing in communities

BCE strives to enhance the quality of life in Canadian communities by supporting arts and cultural, educational, health care, and community development initiatives with a special emphasis on programs that use communication technology in innovative ways. Contributions by Bell Canada and its employees in 2002 include:

•	$6.7 million in donations to registered charities, including $2.03 million to United Way ($616,000 raised by employees and retirees).

•	$1 million over three years to the Ontario Community Development Fund that supports local economic development commissions.

•	$1 million donated by employees to registered charities through payroll deductions. Bell Canada matched $671,000.

•	At least 226,923 hours of volunteer work by employees and retirees, which translates into an economic contribution of $3.83 million.

Bell Canada is designated by Imagine as a Caring Company and is committed to donating at least 1 per cent of pre-tax profit, including cash, sponsorship and in-kind donations, to charitable, non-profit organizations. In a 2002 survey, 81 per cent of Bell Canada customers gave the company a positive rating on Corporate Social Responsibility.

Evidence to Point of Care uses technology to put valuable medical information at patients’ bedsides, resulting in more accurate diagnoses and better health care. It’s just one of the many research projects supported by Bell Canada’s $5.7 million university R&D investment in 2002. Bell University Laboratories, where this innovative technology is being developed, is an integrated research and commercial network that links Bell with renowned university researchers and students in Ontario and Québec.

Tele-working is one of the many flexible work options that help Bell employees achieve more balanced lives. Others include a reduced work week, additional time off with deferred payroll deductions, personal leave, community leave to do volunteer work and educational leave.

Supporting employees

In 2002, BCE companies employed 66,266 people. Bell had 42,729 employees (excluding Aliant and ExpressVu) and a training and development investment of more than $35 million. In response to employee feedback, Bell Canada introduced a number of programs including:

•	Omniflex: A unique, flexible benefit program that integrates both a share component and a vacation component. Employees can purchase vacation days and other benefits.

•	Mentor Match: Lets employees browse and select from a cross-organizational pool of potential mentors based on work experience, location, language and preferences.

•	Click & Learn: More than 400 online learning solutions that help employees take charge of their development.

•	Wellness Checkpoint: A confidential, interactive tool that helps employees assess lifestyle and well-being, while obtaining practical suggestions and health information.

•	Go Leadership Edge Attributes: A defined model and performance evaluation tools that promote partnering, a winning mindset, speed and simplicity among employees.

Bell Canada Enterprises  26  2002 Annual Report

Protecting the environment

In 2002, Bell Canada increased electronic services and transactions such as online billing, electronic directories and electronic data interchange, which saved considerable energy and resources. During the year, we also recovered 5,740 tons of recyclable materials such as cables and hardware, and 154 tons of hazardous residual materials such as batteries, aerosols and fluorescent tubes. BCE was rated first among telephone companies and in the top 10 overall in the Corporate Knights annual ranking of Canada’s Most Environmentally Responsible Companies.

For more information on Bell’s corporate and social responsibility initiatives, visit www.bell.ca.

Helping Canada prosper

Every dollar spent in the communities we serve has a ripple effect that fuels the country’s economic engine. Bell’s 2002 investments include:

•	$3.77 billion in capital expenditures, $22 billion over the past six years (includes all BCE companies)

•	$8 billion in goods and services in the communities we serve

•	$2.95 billion in corporate income and sales taxes paid

•	The first instalment of an $81 million investment over a four-year period to extend service to “unserved” areas in Ontario and Québec, where costs to provide service are unusually high.

Every day, 1,000 kids from almost 3,000 Canadian communities call a Kids Help Phone counsellor with questions or concerns about issues such as relationships, school, bullying, suicide and abuse. In May 2002, approximately 15,000 Canadians, including many BCE employees, raised more than $1 million for the cause by participating in the first annual Bell Walk for Kids.

Bell Canada Enterprises  27  2002 Annual Report

Management’s Discussion and Analysis

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) comments on BCE’s operations, performance and financial condition for the years ended December 31, 2002 and 2001.

     The MD&A is presented in seven sections:

     About Our Business describes BCE’s businesses, objectives and strategies for growth.

     Performance Highlights reviews the key measures we use to assess our performance and how our results in 2002 compare to our results in 2001.

     Financial Results Analysis provides detailed information and analysis about our performance for the past two years. It focuses on our consolidated operating results and provides financial information for each of our four business segments.

     Financial and Capital Management describes how we manage our financial condition and capital resources.

     Risk Assessment provides an overview of the key risks that could affect our business.

     Our Accounting Policies provides a discussion of the key estimates and assumptions that management has made in preparing the financial statements as well as a discussion of changes to the accounting standards.

     Supplementary Financial Information provides tables on selected consolidated financial data and other useful financial information.

     Please refer to the audited consolidated financial statements starting on page 54 when reading the MD&A.

MD&A AT A GLANCE

About Our Business	28
Performance Highlights	31
Financial Results Analysis	32
Financial and Capital Management	40
Risk Assessment	44
Our Accounting Policies	50
Supplementary Financial Information	53

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies.

     Bell Canada, Aliant Inc. (Aliant), Bell ExpressVu Limited Partnership (Bell ExpressVu) and their subsidiaries and investments in significantly influenced companies are referred to as the Bell Canada segment.

     Significantly influenced means that:

•	we have a 20% to 50% equity interest in a company that we do not control or jointly control, and

•	we have a significant influence on its operating, investing and financing activities.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company’s future prospects and make informed investment decisions.

A statement we make is forward looking when it uses what we know today to make a statement about the future.

     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.

     This annual report, including this MD&A, and in particular the outlook sections of this MD&A, contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

     It is important to know that:

•	forward-looking statements describe our expectations on the day they are made. For this MD&A, it is February 26, 2003

•	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

•	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs

•	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section of this MD&A, starting on page 44. In particular, all of our expectations contained in the outlook sections of this MD&A are subject to these risks.

ABOUT OUR BUSINESS

WHO WE ARE

BCE is Canada’s largest communications company. Through the Bell Canada segment, we provide local telephone, long distance, wireless communications, Internet access, data, satellite television and other services to residential and business customers through our 25 million customer connections.

     We reach millions of people daily through Bell Globemedia Inc. (Bell Globemedia), a leading Canadian media company, which includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, the leading Canadian national newspaper. We also provide eBusiness services through BCE Emergis Inc. (BCE Emergis).

WHAT WE DO

BCE’s primary focus is the Bell Canada segment, which represented 88% of our revenues in 2002. Bell Globemedia and BCE Emergis together represented about 8% of our revenues in 2002. For management purposes, all of BCE’s other businesses are combined in the BCE Ventures segment.

Bell Canada Enterprises  28  2002 Annual Report

Management’s Discussion and Analysis

BELL CANADA SEGMENT

The Bell Canada segment is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and Direct-to-Home (DTH) satellite television services to residential and business customers.

     At December 31, 2002, the Bell Canada segment customer connections were as follows (in millions):

Telephone service subscribers	13.2
Cellular and personal communications service (PCS) customers	3.9
Paging customers	0.6
High-speed Internet	1.1
Dial-up access	0.9
DTH subscribers	1.3
Digital equivalent access lines (1)	3.7

(1)	Derived by converting low-capacity data lines to the equivalent number of voice grade access lines.

     The Bell Canada segment operates primarily as the incumbent telephone company in:

•	Ontario and Québec, through Bell Canada, Télébec Limited Partnership and Northern Telephone Limited Partnership

•	Atlantic Canada, through Aliant

•	Canada’s northern territories, through Northwestel Inc.

     We also operate as a competitive local exchange carrier (CLEC) in Alberta and British Columbia through Bell West Inc. (Bell West).

     On April 11, 2002, Bell West was created by Bell Canada and Manitoba Telecom Services Inc. (MTS) to offer business customers in Alberta and British Columbia a range of local, long distance and data services. Bell Canada owns 60% of Bell West, and the balance is owned by MTS.

     The following chart shows Bell Canada segment’s operating revenues by line of business for the year ended December 31, 2002.

     There is some seasonality in certain of our businesses. For example, our wireless and DTH satellite television services revenues tend to be higher in the fourth quarter due to increased consumer spending during the holiday season.

Local and access services

The Bell Canada segment operates an extensive local access network that provides local telephone services to business and residential customers. The 13.2 million local telephone lines, or network access services (NAS), we provide for our subscribers are key in establishing customer relationships and are the foundation for the other products and services we offer.

     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

•	value-added services such as call display, call waiting and voice mail

•	services provided to competitors accessing our local network

•	subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to price cap regulation by the Canadian Radio-television and Telecommunications Commission (CRTC).

Long distance services

We supply long distance voice services to business and residential customers. In addition, we provide the originating and terminating portion of long distance calls from and to our local telephone service customers for competing long distance companies. We also receive settlement payments from out-of-region carriers for completing their customers’ long distance calls in our territory.

     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.

Wireless services

We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can access our mobile browser service to gain wireless access to the Internet. We also provide value-added services such as call display and voice mail, and roaming services to other wireless service providers.

     Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid).

     Wireless communications services are provided in-territory by the wireless division of each of our incumbent telephone companies with the exception of Bell Mobility Inc. (Bell Mobility), which offers wireless services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec. In 2002, Bell Mobility completed the construction of its network in Calgary, Edmonton and Vancouver.

     In 2002, we were the first company to launch a high-speed wireless network, which allows customers to transmit data at speeds of up to 86 Kbps, five times faster than what was previously available. By the end of 2002, our high-speed network covered:

•	centers in Ontario and Québec, representing 80% of the population in those provinces

•	Halifax in Atlantic Canada

•	Calgary, Edmonton and Vancouver in Western Canada.

Data services

Data services are a growth area for the Bell Canada segment in both the residential and business customer segments. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Bell Sympatico brand. High-speed Internet access is driving growth in the residential portion of this business. In 2002, we expanded our product line to offer customers a choice of speeds and several value-added services.

     We offer a full range of data services to business customers, including local network access, Internet access, frame relay, ATM Internet Protocol (IP)/broadband and e-commerce services as well as sales of equipment. In 2002, we launched Bell Managed Network Solutions, a single source for the delivery and management of end-to-end business communication services.

     Data services for business customers are provided in-territory by our incumbent telephone companies and by Bell West in Western Canada.

Bell Canada Enterprises  29  2002 Annual Report

Management’s Discussion and Analysis

DTH satellite television services

DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services on a national basis directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming offering more than 300 digital television and CD-quality audio channels as well as more than 50 pay-per-view channels.

     Bell ExpressVu uses two satellites in orbit owned by Telesat Canada (Telesat), Nimiq 1 and Nimiq 2. Nimiq 2 was successfully launched on December 29, 2002, although it has since experienced a malfunction affecting its available power. This malfunction is still being investigated. Notwithstanding the malfunction, the additional satellite capacity will allow Bell ExpressVu to offer additional programming in 2003. Please see Risk assessment — BCE Ventures — Telesat on page 49 for more details.

     Signal piracy is a major issue facing all segments of the Canadian broadcasting industry. Bell ExpressVu has undertaken a number of actions to combat signal piracy, including taking legal action, implementing electronic countermeasures targeted at illegal devices and leading public awareness campaigns.

Other products and services

This category includes revenues from a number of other sources including:

•	renting, selling and maintaining business terminal equipment

•	print and electronic directories’ advertising until November 2002

•	Aliant’s remote communications, information technology and emerging businesses.

     In November 2002, we sold the directories business for approximately $3 billion in cash, as part of the financing plan to repurchase SBC Communications Inc.’s (SBC) 20% interest in Bell Canada Holdings Inc. (BCH), the holding company of Bell Canada. BCE now owns 100% of BCH, 100% of Bell ExpressVu and 53% of Aliant.

BELL GLOBEMEDIA

Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV, Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.

     In 2002, Bell Globemedia’s revenues primarily came from selling advertising through its TV, print and Internet businesses. Revenue is also generated from subscriptions to The Globe and Mail and subscription fees that cable and DTH companies pay for carrying Bell Globemedia’s specialty TV channels such as TSN, RDS and Discovery.

     On September 13, 2002, Bell Globemedia bought Lycos Inc.’s 29% stake in the Sympatico-Lycos joint venture and took full control of Sympatico.ca, Canada’s largest Internet portal. Bell Globemedia then transferred its electronic directories business to Bell Canada, which Bell Canada then sold in November 2002.

     On February 7, 2003, an agreement was announced to transfer the Sympatico.ca portal from Bell Globemedia to Bell Canada so that it could be more closely tied to Bell Canada’s Sympatico Internet access services. In conjunction with this announcement, Bell Globemedia announced that it will be aligning its online operations with its core media products to best leverage this capability for the future. The operations of Bell Globemedia’s other online products will be aligned with the specific Bell Globemedia brands that they support (e.g., CTV.ca will be aligned with the CTV network).

     On February 11, 2003, Bell Globemedia announced an agreement to acquire an approximate 15% interest in Maple Leaf Sports and Entertainment Ltd., the owner of the Toronto Maple Leafs, the Toronto Raptors and the Air Canada Center. This acquisition is subject to regulatory and other approvals.

     BCE Inc. currently owns 70.1% of Bell Globemedia, and the balance is owned by The Thomson Corporation and an affiliated company. Upon closing of the transfer of Sympatico.ca to Bell Canada and of the $100 million additional equity investment to be made equally by BCE Inc. and an affiliate of The Thomson Corporation, BCE Inc.’s ownership will be reduced to 68.5%.

BCE EMERGIS

BCE Emergis provides eBusiness services focusing on business-to-business transactions in the financial services and health industries.

     Its revenues come from recurring and non-recurring sources. Recurring revenues include transaction or usage-based charges for access to BCE Emergis’ technology and for services including claims processing and cost containment, drug-claim adjudication and payment, invoice presentment and payment processing and electronic messaging, as well as fixed and/or user-based monthly charges, primarily for hosting and secure network services and access to its provider network. Non-recurring revenues include fees for professional services related to the development, integration, installation and maintenance of BCE Emergis’ solutions for clients and initial software license fees and activation fees. It is important to note that recurring revenues refer to the underlying nature of the revenues as described above and that revenues from contracts that are not likely to be renewed will be included in this category if they result from the activities described above.

     In 2002, BCE Emergis completed a major streamlining of its services and reduced its workforce by 20%.

     BCE Emergis is publicly traded. BCE Inc. owns approximately 65% of the company.

BCE VENTURES

The BCE Ventures segment combines, for management purposes, various assets including Telesat and CGI Group Inc. (CGI).

     Telesat is a leader in satellite communications and systems management and a leading consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.

     CGI is one of Canada’s largest information technology (IT) services companies. It provides a full range of IT services and business solutions including outsourcing, systems development and integration, and consulting. CGI is publicly traded. As at December 31, 2002, BCE Inc. owned approximately 32% of the outstanding shares of CGI.

OUR OBJECTIVES AND STRATEGY

Our governing objective is to achieve balanced performance that will lead to profitable growth, positive free cash flow and improving returns. The successful achievement of our governing objective is dependent on achieving three key strategic objectives: Simplicity, Efficiency and Financial Discipline.

     Our customers want simplicity. Our research demonstrates that they want products and services that are easy to use and understand, and they want dealing with us to be easy. To do this, we must continue to simplify our processes, reduce bureaucracy and improve the effectiveness of our sales and distribution channels. In addition to simplicity, we need to continue gaining better insight into the needs of each of our customer segments. By better understanding our customers’ needs, we will be able to provide them with compelling value propositions.

     As part of our strategy, we are shifting our focus to further position our key customer segments at the center of our business. We continue to develop a better understanding of the needs of each of our customer segments: consumers, small and medium enterprises, and large enterprises.

Bell Canada Enterprises  30  2002 Annual Report

Management’s Discussion and Analysis

     Efficiency has become an integral part of the way we do business. We generated productivity gains of more than $1 billion over the past two years and are targeting more than $600 million in further efficiency gains in 2003. We have substantially reduced our capital expenditures while growing our customer connections. But increased efficiency cannot come at the expense of service. Service is the cornerstone of our brand, and we are committed to improving customer service as we continue to focus on efficiency.

     Financial discipline demands decisive action to ensure long-term financial success. The steps we took in 2002 have made us stronger and have put us in full control of our future. We will continue to manage our company with a view to providing consistent, solid returns while strengthening our balance sheet and generating free cash flow for our shareholders.

PERFORMANCE HIGHLIGHTS

In 2002, we set a new course for BCE and began the process of simplifying our business. BCE faced a number of challenges.

     We took decisive steps to address these issues. In late April, we stopped the long-term funding of Teleglobe Inc. (Teleglobe) and began treating it as a discontinued operation. On December 31, 2002, we sold our shares of Teleglobe to the monitor appointed by the court in the Teleglobe restructuring proceedings.

     We came to a mutually agreeable arrangement with SBC to repurchase its 20% interest in BCH. Despite unprecedented turbulence in the capital markets, we put the necessary financing in place by successfully executing Canada’s largest-ever debt and equity offerings by a public company and by selling our directories business.

     As a result, we exited the international connectivity business and gained full control of our core asset, Bell Canada. These actions strengthened our balance sheet, increased our financial flexibility and brought a renewed strategic focus to BCE.

Revenues

Revenues increased by 2.2% to $19.8 billion in 2002, driven by subscriber growth in wireless, data and DTH services. Excluding revenues from the directories business in 2002, we expect these services to drive continued revenue growth in 2003.

EBITDA(1) margin and productivity improvements

BCE generated productivity improvements of $655 million in 2002 in addition to the $470 million of productivity improvements made in 2001. This contributed to an improvement in our EBITDA margin from 37.4% in 2001 to 38.6% in 2002. For 2003, we are targeting additional productivity improvements at similar levels to those achieved in 2002.

Free cash flow

Free cash flow improved significantly from negative $2.8 billion in 2001 (including the one-time acquisition of spectrum licenses) to negative $670 million in 2002, largely due to lower levels of capital spending and improved cash flow from operations. Our target is to achieve a modestly positive free cash flow in 2003.

Capital intensity

We reduced our capital spending as a percentage of revenue from 25.8% in 2001 to 19.1% in 2002. In 2003, we expect to further reduce our capital expenditures as a percentage of revenues.

Net debt to total capitalization

The net debt to total capitalization ratio increased from 47.1% in 2001 to 48.4% in 2002, mainly due to the financing of our $6.3 billion repurchase of SBC’s 20% interest in BCH. The increase in debt related to this financing was offset by the deconsolidation of the debt of Teleglobe and Bell Canada International Inc. (BCI) from our balance sheet. Our net debt to total capitalization ratio is still below the year 2000 level. Our objective in 2003 is for net debt to total capitalization to decrease as we pay down debt.

Return on equity (ROE)(1)

BCE achieved an ROE of 20.1% in 2002 compared to 2.8% in 2001 mainly as a result of:

•	net gains on investments (principally relating to the gain on the sale of the directories business in 2002)

•	the loss from discontinued operations in 2001

•	the transitional goodwill impairment charge that significantly reduced common shareholders’ equity in 2002

•	improved earnings in 2002.

     ROE excluding non-recurring items was 12.8% in 2002 compared to 8.7% in 2001 mainly as a result of the transitional goodwill impairment charge that significantly reduced common shareholders’ equity in 2002, and improved earnings.

     Return on common shareholders’ equity (ROE) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

*	Adjustments to GAAP results to derive earnings excluding non-recurring items are outlined on the next page, along with comments on the use of this measure.

(1)	EBITDA and ROE do not have any standardized meaning under Canadian GAAP. Please see Non-GAAP Measures on the next page for more information on EBITDA and ROE.

Bell Canada Enterprises  31  2002 Annual Report

Management’s Discussion and Analysis

NON-GAAP MEASURES

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning under Canadian generally accepted accounting principles (GAAP). We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. The way we define EBITDA may be different from the way other publicly traded companies define it or similar terms. EBITDA should not be confused with net cash flows from operating activities. We use EBITDA, amongst other measures, to assess the operating performance of our ongoing businesses. The most comparable Canadian GAAP earnings measure is operating income. Please see the reconciliation below by operating segment and on a consolidated basis of EBITDA to operating income.

		Bell			Corpo-	BCE
	Bell	Globe-	BCE	BCE	rate and	Consoli-
	Canada	media	Emergis	Ventures	other	dated

For the year ended December 31, 2002
EBITDA	7,289	180	30	289	(166)	7,622
Amortization expense	2,935	67	66	122	(44)	3,146
Net benefit plans (credit) expense	(38)	3	2	—	—	(33)
Restructuring and other charges	675	—	119	—	93	887

Operating income (loss)	3,717	110	(157)	167	(215)	3,622

For the year ended December 31, 2001
EBITDA	6,876	108	127	290	(159)	7,242
Amortization expense	2,934	265	452	152	23	3,826
Net benefit plans (credit) expense	(128)	1	—	—	6	(121)
Restructuring and other charges	975	5	—	—	—	980

Operating income (loss)	3,095	(163)	(325)	138	(188)	2,557

ROE

Return on common shareholders’ equity (ROE) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

     Net earnings applicable to common shares before non-recurring items represent net earnings applicable to common shares adjusted for non-recurring items, which include (on an after-tax basis) BCE’s share of: net gains (losses) on investments; the results of discontinued operations; restructuring and other charges; and goodwill expense. Each of the items listed above was excluded because they were considered to be of a non-operational or non-recurring nature.

     Net earnings applicable to common shares before non-recurring items does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies.

     The following table outlines BCE’s non-recurring items and their impact on BCE’s GAAP-based net earnings applicable to common shares.

	2002	2001	2000

Net earnings applicable to common shares as reported	2,416	450	4,706
Non-recurring items:
Goodwill amortization	—	775	485
Restructuring and other charges	887	980	—
Other income	(2,390)	(4,008)	—
Impairment charges	770	—	—
Income taxes	319	343	—
Non-controlling interest	109	(191)	(125)
Discontinued operations (Note 8)	(577)	3,057	(3,812)

Effect on net earnings applicable to common shares	(882)	956	(3,452)

Net earnings applicable to common shares before non-recurring items	1,534	1,406	1,254

FINANCIAL RESULTS ANALYSIS

This section discusses the financial results of BCE Inc. and of each of our four operating segments.

     Operating revenue and EBITDA are analyzed on a segmented basis. All below-EBITDA income and expenses are analyzed on a consolidated basis.

OPERATING REVENUES

2002 Highlights

	2002	2001	% change

Bell Canada segment	17,489	17,202	1.7%
Bell Globemedia	1,290	1,203	7.2%
BCE Emergis	540	656	(17.7)%
BCE Ventures	1,064	1,044	1.9%
Corporate and other	(615)	(765)	19.6%

Total operating revenues	19,768	19,340	2.2%

We generated overall revenue growth of 2.2%

In 2002, we continued to focus on growth in the wireless, data and DTH segments to offset declines in the local and access and long distance segments, and to strive towards outpacing industry growth expectations.

     Our customer connections grew to 25 million this year. Most of the growth in these connections came from wireless, data and DTH services.

     In 2002, the Bell Canada segment increased its subscriber base in these services as follows:

•	cellular and PCS subscribers grew 13.5% to reach 3.9 million, representing a 33% market share on a national level

•	high-speed Internet subscribers rose 47% to reach 1.1 million, capturing 42% of the consumer high-speed Internet market in Ontario and Québec

•	DTH subscribers grew 22% to reach 1.3 million, representing a 62% share of the national DTH market share or 13% of the combined national DTH and cable market.

Bell Canada Enterprises  32  2002 Annual Report

Management’s Discussion and Analysis

     Recent CRTC decisions on price caps and contribution combined with continued economic and competitive pressures have resulted in a 3.2% decrease in local and access revenues in 2002. The price cap decision and competitive pressures have also led to a 2.7% decline in long distance revenues in 2002.

     Bell Globemedia’s revenue growth in 2002 reflected a stronger television advertising market, growth in subscription revenues and the positive impact of the CFCF-TV, CKY-TV and ROB TV acquisitions made in late 2001.

     BCE Emergis experienced a significant decline in non-recurring revenues in 2002. It has implemented its revised business plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs.

Outlook for 2003

Revenues in 2003 will be negatively impacted by the sale of our directories business, which contributed approximately $500 million to our total revenues in 2002.

     Excluding the revenues of the directories business in 2002, we are targeting modest growth in total revenues for 2003, reflecting continued regulatory impacts, competitive pressures and a continuation of the current economic climate.

     We expect our revenue growth will come largely from increasing our total customer connections, with a significant portion of the growth coming from our wireless, data and DTH businesses.

BELL CANADA SEGMENT

Local and access revenues declined by 3%

Local and access revenues fell to $6.2 billion in 2002 compared to $6.4 billion in 2001. The decline was primarily the result of recent regulatory decisions and a reduction in the number of NAS in service.

     The price cap decision was issued on May 30, 2002. This decision led to a reduction in some rates charged for business services and services provided to competitors and accordingly led to lower revenues from June to December of 2002. This decision also expanded the list of services regulated under the price cap regime to include value-added services, limiting our ability to implement price increases for these services.

     Also contributing to the decline were lower subsidies that the Bell Canada segment received for servicing high-cost areas. This was the result of a change in the way companies must calculate the subsidies that came into effect in 2002 under the CRTC’s Contribution Decision that was issued on November 30, 2000.

     NAS in service fell 1.1% because of:

•	growth in high-speed Internet access, which reduced the need for second telephone lines

•	losses resulting from competition and business failures or downsizings

•	customers substituting wireline for wireless telephone service.

Outlook for 2003

In 2003, we expect regulatory decisions and NAS losses to negatively impact local and access revenues. The CRTC price cap decision will continue to reduce local and access revenues in 2003 as we experience the full-year impact of the price reductions for business services and services provided to competitors identified above.

     NAS levels are expected to continue to be influenced by economic and competitive pressures and wireless and high-speed alternatives as identified above.

Long distance revenues declined by 3%

Long distance revenues fell 3% to $2.6 billion in 2002 from $2.7 billion in 2001, reflecting the recent price cap decision and competitive pressures. The price cap decision led to a reduction in the rates charged to competing long distance companies for carrying originating and terminating long distance traffic from and to our local telephone service customers and accordingly led to lower revenues from June to December 2002.

     We continued to experience competitive pressures on both residential and business long distance prices, although at a more moderate rate than previously experienced.

     The average revenue per minute (ARPM) stabilized in late 2002 at 12 cents, which was one cent lower than it was in 2001. The slight decline in total ARPM was partly offset by a 5% increase in the volume of conversation minutes. In 2002, long distance market share in Ontario and Québec remained relatively stable at 63%.

Outlook for 2003

The recent industry trend of more moderate pricing pressure is expected to continue in 2003. With lower pricing likely to drive further increases in the volume of conversation minutes, we are targeting relatively stable long distance revenues from our business and residential customers.

     The CRTC price cap decision will continue to negatively impact revenues in 2003 as we experience the full-year impact of the price reductions for services provided to long distance competitors identified above.

Wireless revenues grew by 18%

In 2002, our customer base grew 13.5% to 3.9 million, the largest wireless customer base in Canada, representing a 33% share of the national market. This gain in subscribers led to wireless service revenues of $2.2 billion, an increase of 18% compared to the previous year.

     More than 97% of the subscribers added in 2002 were on post-paid rate plans. At December 31, 2002, 75% of our subscribers were on post-paid plans, up from 72% in 2001. This reflects our continued focus on acquiring and retaining higher value and more profitable customers.

     The monthly average revenue per unit (ARPU) from post-paid subscribers grew to $59 in 2002 from $58 in 2001, reflecting additional revenues from value-added services and minor price increases in system access fees. Prepaid ARPU declined to $12 in 2002 from $13 in 2001 due to competitive pricing pressures on off-peak rates.

     The increase in post-paid subscribers as a percentage of the total base and higher post-paid ARPU offset the decline in prepaid ARPU and left overall ARPU stable at $46.

Outlook for 2003

Our expectation is that the continued strength of consumer spending in Canada, combined with relatively low wireless penetration, should lead to further growth in both the number of wireless customers and in wireless service revenues.

     As the industry focuses on profitability, we expect slower subscriber and revenue growth in 2003 than the growth experienced in 2002. Our continued focus is to maintain or increase our market share and to focus on high-value post-paid customers and on customer service. This should lead to relatively stable ARPU in 2003.

Bell Canada Enterprises  33  2002 Annual Report

Management’s Discussion and Analysis

Data revenues grew by 8%

Data revenues grew to $3.8 billion in 2002, an increase of 8% over 2001, reflecting growth in high-speed Internet, IP broadband and e-commerce services.

     In 2002, the number of high-speed Internet subscribers increased 47% to reach 1.1 million, reflecting customer preference for higher speed alternatives to dial-up Internet access. For the first time, the number of high-speed Internet access subscribers surpassed the number of dial-up subscribers. The number of dial-up subscribers declined to 957,000 from 2001 levels of over 1 million.

     Residential represents the largest segment of high-speed Internet subscribers and comprises 924,000 customers. During the year, we implemented several initiatives to increase revenues in this segment, including raising the price of our main service by $5 per month and the introduction of bandwidth charges and several value-added services. Our high-speed Internet market share in Ontario and Québec remained stable at 42%, despite the price increase. At year-end, approximately 28% of households in Ontario and Québec had high-speed Internet access.

     Revenue from business and wholesale customers grew by approximately 4% in 2002, a much slower rate than in previous years, reflecting a general weakening in demand. Competitive pressures on prices also played a role, but by far, slower growth in demand had the greatest impact on revenue. Demand from business customers was soft as customers in the key sectors we serve, mainly financial services, technology and governments, have minimized their investments, choosing to use existing capacity instead of expanding. The wholesale market was also weak. Our market share remains stable, and growth continues to move at or above market rates, reflecting that slower growth is a market phenomenon.

Outlook for 2003

Based on our expectation of the same level of economic growth in 2003 as in 2002, but with slower growth in high-speed Internet subscribers, we expect data revenue to grow but at a lesser rate than experienced in 2002.

     We expect large companies will continue to be cautious in their investments given the uncertainty in the economy. In addition, given the financial state of many competitors, we are not expecting significant increases in wholesale demand. However, small and medium-sized businesses are expected to provide some stability.

     Given current residential high-speed Internet penetration levels, the rate of growth in subscribers is expected to lessen as our target market shifts from early adopters to the mass market where potential new subscribers are likely to be more price-sensitive. Customer demand for lower speed offerings may lead to lower average revenue per subscriber (ARPS). We will strive to differentiate our offerings in the marketplace with value-added services, unique bundles and superior customer service.

DTH revenues grew by 35%

In 2002, DTH revenues increased by 35% to $638 million, driven by a 22% increase in the number of customers. By year-end, Bell ExpressVu had over 1.3 million customers, reflecting a 38% share of the growing market for digital TV service.

     Bell ExpressVu acquired 70% of all new Canadian DTH subscribers this year, increasing its DTH market share to 62%. Bell ExpressVu has steadily increased the number of subscribers in urban areas, where cable has traditionally dominated the market. At December 31, 2002, 59% of Bell ExpressVu’s customers were from urban areas, up from 56% in 2001.

     ARPS was down slightly from $45 per month to $44, reflecting the netting of programming credits against revenues. This was offset by the positive impact of pricing initiatives such as the monthly second receiver charge for new customers, increases in transfer and reconnect fees and gains from program package upgrading by customers

Outlook for 2003

In 2003, we expect consumer spending and the growth in demand for digital TV services to continue. However, as we focus on improving profitability, we expect more modest, managed DTH subscriber growth.

     Accordingly, DTH revenues are expected to grow at a slower rate than in 2002, reflecting slower subscriber growth. We are expecting revenue growth through the launch of new programming and interactive services and a number of other initiatives aimed at improving revenues.

BELL GLOBEMEDIA

Bell Globemedia revenues grew by 7%

Bell Globemedia’s revenues grew 7% to $1.3 billion in 2002. This growth reflects the positive effects of the acquisitions of CFCF-TV, CKY-TV and ROB TV during the latter part of 2001.

     Excluding these acquisitions, revenues would have increased by 3%, primarily from:

•	strengthening in the television advertising market in the second half of the year

•	higher subscription levels from specialty TV channels

•	subscription rate increases at The Globe and Mail.

Outlook for 2003

In 2003, Bell Globemedia will rely on the continued strengthening of the advertising market and the ratings success of the fall 2002 CTV lineup to improve performance.

Bell Canada Enterprises  34  2002 Annual Report

Management’s Discussion and Analysis

BCE EMERGIS

BCE Emergis revenues declined by 18%

In 2002, revenues fell 18% to $540 million, reflecting a decline in its non-recurring revenue stream, due to lower demand for its solutions in soft technology markets.

     In April 2002, BCE Emergis announced its revised business plan, which focuses on key growth areas, driving recurring revenue growth and streamlining its service offerings and operating costs.

     As part of that plan, BCE Emergis made a decision to exit a number of activities in 2002 that it no longer considered core. 26% of BCE Emergis’ revenues in 2002 were from BCE affiliates, compared to 31% in 2001.

Outlook for 2003

Despite a planned reduction of $34 million from certain contracts with Bell Canada, BCE Emergis expects its revenues to remain relatively stable in 2003. In addition, BCE Emergis is also pursuing its strategic review of its various lines of products and businesses to ensure that they continue to meet BCE Emergis’ strategic objectives.

BCE VENTURES

	2002	2001

CGI	709	657
Telesat	327	321
Other	28	66

Total operating revenues	1,064	1,044

     BCE Ventures had an increase of 2% in total revenues in 2002.

     Our proportionate share of CGI’s revenues grew 8% in 2002, which came mainly from business acquisitions and new outsourcing contracts.

     Revenues increased by 2% at Telesat, reflecting ongoing modest growth in its operations.

     Other revenues were lower, reflecting the sale of the 1000 de la Gauchetière headquarters building in early 2002.

EBITDA

2002 Highlights

	2002	2001	% change

Bell Canada segment	7,289	6,876	6.0%
Bell Globemedia	180	108	66.7%
BCE Emergis	30	127	(76.4)%
BCE Ventures	289	290	(0.3)%
Corporate and other	(166)	(159)	(4.4)%

Total EBITDA	7,622	7,242	5.2%

Productivity improvements as a business discipline

•	EBITDA increased by 5.2% to $7.6 billion despite competitive, regulatory and economic pressures

•	The main factor contributing to higher EBITDA was our focus on productivity improvements within the Bell Canada segment

•	Productivity initiatives resulted in:

•	productivity improvements of $655 million in 2002, including $630 million of gains at the Bell Canada segment, compared to $470 million in 2001

•	an improvement in the EBITDA margin from 37.4% in 2001 to 38.6% in 2002.

•	Our EBITDA margin improvement is significant considering that our mix of traditional and growth services is transitioning to an increasing level of growth services, which tend to have lower margins than traditional services. For 2002, 51% of our revenues came from growth services compared to 49% in 2001.

Outlook for 2003

EBITDA in 2003 will be negatively impacted by the sale of our directories business, which contributed approximately $310 million to EBITDA in 2002. Excluding the EBITDA of the directories business in 2002, it is anticipated that revenue growth combined with continued productivity improvements at similar levels to those achieved in 2002 will result in modest EBITDA growth.

BELL CANADA SEGMENT

Bell Canada segment’s EBITDA grew 6% to $7.3 billion in 2002 from the $6.9 billion achieved in 2001 driven by productivity gains of $630 million.

     These productivity gains were achieved throughout the Bell Canada segment and can be categorized as either:

•	reducing costs associated with customer acquisition

•	reducing costs associated with serving existing customers or

•	reducing “back-office” support costs.

     Our productivity improvements program included numerous projects reflecting both cross-enterprise initiatives and initiatives at the local business unit level. However, the key elements of the program included:

•	supply chain sourcing and delivery process improvements that have realized over $180 million in savings

•	gaining operating efficiencies in key functional areas such as call centers and field services. Improvements in these areas generated savings of $75 million and $30 million, respectively

•	improving margins on newer services, such as consumer high-speed Internet service and our broadband/IP services, by improving the processes around customer provisioning and customer servicing. This area generated $50 million in savings.

Bell Canada Enterprises  35  2002 Annual Report

Management’s Discussion and Analysis

     The CRTC Contribution decision of November 2000 had a modest positive effect on EBITDA. This decision called for a change, effective in 2002, in the way companies calculate the subsidies they require to serve high-cost areas, significantly lowering the amount of those subsidies. It also reduced, effective 2002, the amount companies had to contribute to the National Contribution Fund, reducing the Bell Canada segment’s expenses more than it reduced the subsidy the Bell Canada segment receives.

Outlook for 2003

EBITDA in 2003 will be negatively impacted by the sale of the directories business, which contributed approximately $310 million to EBITDA in 2002.

     In 2003, the Bell Canada segment expects to achieve a similar level of productivity improvements as 2002 by achieving further savings in many of the same areas targeted in 2002. Productivity gains will also reflect the reduction of approximately 1,700 positions in our workforce and the significant operating benefits that are expected to result from the strategic network alliance initiated by Bell Canada and Aliant.

     Excluding the EBITDA of the directories business in 2002, the Bell Canada segment is targeting modest revenue growth in 2003. Combined with continued productivity improvements, the Bell Canada segment’s objective is to achieve modest EBITDA growth in 2003.

BELL GLOBEMEDIA

Bell Globemedia had EBITDA of $180 million in 2002, a 67% increase over 2001, reflecting higher revenues against relatively fixed costs and productivity gains of approximately $25 million.

     This EBITDA growth included approximately $12 million of start-up losses related to the launch of new digital television channels at the end of 2001.

     Productivity improvements came from cost efficiencies gained from the CFCF-TV, CKY-TV and ROB TV acquisitions, cost savings on newsprint and strict cost controls throughout its businesses.

Outlook for 2003

In 2003, Bell Globemedia’s objective is to deliver EBITDA growth based on an advertising market that is expected to continue to strengthen, the rationalization of the interactive operations and an ongoing disciplined approach to focusing on performance and profitability.

BCE EMERGIS

BCE Emergis’ EBITDA declined to $30 million in 2002 from $127 million in 2001 as a result of a significant decline in non-recurring revenues.

     During the year, BCE Emergis repositioned its business by:

•	streamlining its services

•	aligning its operating costs with its recurring revenue base

•	focusing on cost control

•	reducing its workforce by 20%.

     These actions resulted in consecutive quarter-over-quarter improvements in EBITDA in the last three quarters of 2002.

Outlook for 2003

In 2003, BCE Emergis is targeting growth in EBITDA based on improvements to its cost structure and a focus on sustainable recurring revenues.

BELOW-EBITDA INCOME AND EXPENSES

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for each of the past two years.

	2002	2001	% change

EBITDA	7,622	7,242	5.2%
Amortization expense	3,146	3,826	(17.8)%
Net benefit plans credit	(33)	(121)	72.7%
Restructuring and other charges	887	980	(9.5)%

Operating income	3,622	2,557	41.7%
Other income	2,468	4,015	(38.5)%
Impairment charge	(770)	—	n.m.
Interest expense	(1,161)	(1,056)	(9.9)%

Pre-tax earnings from continuing operations	4,159	5,516	(24.6)%
Income taxes	1,593	1,759	(9.4)%
Non-controlling interest	668	186	n.m.

Earnings from continuing operations	1,898	3,571	(46.8)%
Discontinued operations	577	(3,057)	n.m.

Net earnings	2,475	514	n.m.
Dividends on preferred shares	(59)	(64)	(7.8)%

Net earnings applicable to common shares	2,416	450	n.m.

Amortization expense

The amount of our amortization expense in a year is affected by:

•	how much we have invested in new capital assets in the past few years

•	how many assets we have retired during the current year

•	changes in accounting rules and estimates. Each year, we review our estimate of the useful life of our capital assets.

     The table below shows our amortization expense for each of the past two years.

	2002	2001

Capital and other assets	3,146	3,050
Goodwill	—	776

Total amortization expense	3,146	3,826

     Our total amortization expense fell by $680 million or 18% in 2002. This was largely a result of a new accounting rule that required us to stop amortizing goodwill, starting in 2002. Please see Our accounting policies — Changes to accounting standards in this MD&A for more information.

     Amortization of capital and other assets increased slightly from 2001 to 2002 because of the higher levels of investments in capital assets in the last several years.

     There were no notable changes in the amortization method or estimates of the useful life of our capital assets. The average useful life of our capital assets is between 13 to 15 years.

Outlook for 2003

We expect a modest increase in amortization expense in 2003. We have made significant investments in capital assets during the past few years, but we plan to reduce our capital spending levels in the future.

Bell Canada Enterprises  36  2002 Annual Report

Management’s Discussion and Analysis

Net benefit plans credit

We maintain plans that provide two types of benefits:

•	pension benefits — we are responsible for adequately funding these plans as entitlements are earned. We make contributions based on actuarial methods permitted by the pension regulatory bodies. Because our plans have had a surplus, we have not had to make any contributions in the past several years.

•	other retirement and post-employment benefits — we do not generally fund these benefit plans in advance. We make contributions every year as actual benefit payments are made.

     The amount of the net pension benefit plans (credit) expense in a year primarily depends on:

•	the return on pension plan assets expected to be generated during the year — the lower the return, the lower the credit

•	the present value of future pension benefit payments to employees — the lower the present value, the higher the credit

•	actuarial gain (loss) — the difference between the actual net benefit asset and credit and that calculated based on our accounting assumptions. We amortize this into earnings over time.

     The table below is a summary of the net benefit plans credit for each of the past two years.

	2002	2001

Pension benefits credit	(190)	(275)
Other retirement and post-employment benefits expense	157	154

Total net benefit plans credit	(33)	(121)

     We had $12.5 billion of pension plan assets at December 31, 2002. Our pension plan surplus was $727 million, which is significant in relation to plan assets.

     Our total net benefit plans credit fell by $88 million or 73% in 2002. About half of the decrease was from weak fund performance in 2001. The rate of return was significantly below our assumption of 8.8%, which created an actuarial loss. As a result, the fair value of plan assets at the beginning of the year, which is used to calculate the pension credit, was lower in 2002 than in 2001.

     After a review of market trends and our outlook, we reduced our assumption of expected long-term return on plan assets to 8.3% in 2002. This also contributed to the decrease.

Outlook for 2003

The fund performance in 2002 reflected the negative returns in most markets. This resulted in an actuarial loss in 2002 and a reduction in the fair value of plan assets, which we expect will contribute to a further decrease in the pension benefit credit. Based on a review of market trends and our investment outlook, we have further reduced our assumption of the long-term return on plan assets to 7.5% for 2003.

     As a result, our business plan reflects a net benefit plans expense of $135 million to $155 million in 2003. We expect that the lower return assumption will contribute to about one-third of the decline in the net benefit plans (credit) expense and weak fund performance in 2002 will contribute to the balance.

RESTRUCTURING AND OTHER CHARGES

This includes various operating expenses that are not directly related to the operating revenues generated during the year, such as costs related to streamlining initiatives, asset write-downs and other types of charges.

2002

Streamlining at Bell Canada and other charges

Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after-tax). This charge represented restructuring charges of $232 million and other charges of $70 million.

     The restructuring charges were primarily from streamlining Bell Canada’s management, line and other support functions, and included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. This is expected to be completed in 2003.

     Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years that were identified during the year.

     At December 31, 2002, $111 million of the restructuring provision remained unpaid.

Write-off of deferred costs

BCE Inc. recorded a pre-tax charge of $93 million ($61 million after-tax) in the fourth quarter of 2002. This charge represented a write-off of deferred costs relating to various convergence initiatives after an analysis indicated that it is unlikely that these costs will be recovered.

Pay equity settlement

On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.

     As a result of the settlement, Bell Canada recorded a one-time charge of $79 million in the third quarter of 2002. BCE’s share was $37 million on an after-tax basis. The one-time charge is equal to the $128 million cash payout, net of a previously recorded provision. We are deferring and amortizing the pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and that permits a more accurate determination of the validity of customer balances owed to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE’s share is $142 million on an after-tax basis) was appropriate.

     As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990s.

Bell Canada Enterprises  37  2002 Annual Report

Management’s Discussion and Analysis

Streamlining at BCE Emergis

BCE Emergis recorded a pre-tax charge of $119 million in the second quarter of 2002. BCE’s share was $63 million on an after-tax basis. This pre-tax charge represented restructuring charges of $95 million and other charges of $24 million that together were related to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, and was reduced by the proceeds of disposition of certain exited activities. All of these charges were primarily from streamlining BCE Emergis’ services and reducing its operating cost structure. At December 31, 2002, $23 million of the restructuring provision remained unpaid.

2001

Streamlining the Bell Canada segment

The Bell Canada segment recorded pre-tax charges totalling $975 million in the first and fourth quarters of 2001. BCE’s share was $461 million on an after-tax basis. These charges represented restructuring charges of $555 million and other charges of $420 million.

     The restructuring charges were from the Bell Canada segment’s streamlining initiatives and included employee severance for approximately 4,700 employees, enhanced pension benefits and other employee costs. The restructuring programs were completed in 2002.

     Other charges consisted of the write-down of Bell Mobility’s wireless capital assets, in particular, its analogue networks, paging networks and PCS base stations.

OTHER INCOME

This includes income we receive from activities that are not part of our regular business, such as:

•	net gains on investments, including gains or losses when we dispose of, write-down and reduce our ownership in investments

•	foreign currency gains (losses). We have debt denominated in foreign currencies (mainly in U.S. dollars) that is exposed to exchange fluctuations. We recognize a foreign currency gain when the Canadian dollar strengthens compared to the U.S. dollar, and a loss when the Canadian dollar weakens against the U.S. dollar

•	other items, including interest income, equity in net earnings (losses) in significantly influenced companies and miscellaneous income.

     The table below shows our sources of other income for each of the past two years.

	2002	2001

Net gains on investments	2,427	4,044
Foreign currency gains (losses)	36	(83)
Other	5	54

Total other income	2,468	4,015

Net gains on investments

In 2002, our net gains on investments were primarily from:

•	selling the directories business ($2.3 billion)

•	selling a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created ($222 million)

•	writing down our remaining portfolio investment in Nortel Networks Corporation (Nortel Networks) ($98 million).

     In 2001, our net gains on investments were primarily from:

•	settling short-term forward contracts on approximately 47.9 million Nortel Networks common shares and selling the same number of Nortel Networks common shares ($3.7 billion)

•	the reduction of our ownership interest in CGI, Aliant and BCE Emergis, resulting from them issuing shares to third parties relating to business acquisitions and public offerings ($265 million).

Foreign currency gains (losses)

The Canadian dollar strengthened during 2002, resulting in a foreign currency gain. It weakened during 2001, resulting in a foreign currency loss.

IMPAIRMENT CHARGE

In the fourth quarter of 2002, BCE completed its annual assessment of goodwill of all of its reporting units, as required by the provisions of CICA Handbook section 3062. It recorded a charge to pre-tax earnings of $770 million ($530 million after non-controlling interest) relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($55 million).

     In each case, the goodwill was written down to its fair value, which was determined based on estimates of discounted future cash flows and confirmed by market-related values.

     The primary factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflected management’s decision to scale back its trials in convergence products and other non-core businesses, as well as current market conditions for the media business.

     The write-down at Aliant was determined to be appropriate in light of current market conditions and the recent weak performance of its information technology business.

INTEREST EXPENSE

Our debt structure consists of a combination of short-term and long-term debt. The interest rate on our short-term debt is usually variable, while the rate on our long-term debt is usually fixed.

     The table below shows the average interest rate and average total debt for each of the past two years.

	2002	2001

Average annual interest rate	7.7%	8.1%
Average total debt (a)	15,168	13,080

Interest expense	1,161	1,056

(a)	excludes total debt of discontinued operations of Teleglobe and BCI

     Total interest expense grew by 9.9%, primarily due to increased debt levels.

     Average total debt increased 16% in 2002 from 2001 because of debt financings to fund:

•	$3.1 billion of the repurchase price of SBC’s 20% interest in BCH

•	$670 million of negative free cash flows.

     The average interest rate on our short-term debt was slightly lower in 2002 than in 2001, which resulted in a small decline in the average interest rate in 2002.

     Some of the outstanding debt was repaid from the proceeds from the sale of the directories business.

Bell Canada Enterprises  38  2002 Annual Report

Management’s Discussion and Analysis

Outlook for 2003

We do not expect net debt in 2003 to increase if we achieve our objective of being modestly free cash flow positive. We expect some of our debt to be repaid in 2003 using tax refunds that we expect to receive. These refunds relate mainly to the use of some of the capital losses that were triggered on the sale of our interest in Teleglobe. However, due to the debt financing of the repurchase of SBC’s 20% interest in BCH in late 2002, we are expecting a modest increase in our interest expense in 2003.

INCOME TAXES

The federal and provincial governments set the statutory rate of income tax. The table below is a summary of income tax rates that applied to BCE for the past two years, the impact of items that are taxed at different rates and the effective rate used to calculate our income tax expense.

	2002	2001

Canadian statutory income tax rate	37.4%	40.1%
Items reconciling statutory rate to effective rate:
Goodwill amortization (not tax affected)	0.0%	5.4%
Goodwill impairment charge (not tax affected)	6.9%	0.0%
Net gains on investments (taxed at different rates)	(8.0)%	(16.5)%
Various other items	2.0%	2.9%

Effective income tax rate	38.3%	31.9%
Earnings before income taxes	4,159	5,516

Income tax expense	1,593	1,759

     The statutory income tax rate was reduced to 37.4% in 2002 from 40.1% in 2001. However, the non-tax deductibility of the goodwill impairment charge, lower gains on investments in 2002 and greater other items led to an increase in the effective tax rate to 38.3% for the year.

     In 2001, we used non-capital loss carryforwards and offset a portion of the taxes on the gains incurred on the transactions relating to the disposition of Nortel Networks shares in 2001. The carryback of a portion of the 2002 capital loss on the sale of our Teleglobe shares will result in a recovery of the 2001 taxes paid and release the non-capital losses for utilization against future business income.

Outlook for 2003

The Canadian statutory rate that applies to BCE is currently set at 35.4% for 2003. The decrease over 2002 results from federal corporate tax rate reductions.

NON-CONTROLLING INTEREST

Non-controlling interest is the portion of a subsidiary’s common shares that we do not own. The non-controlling interest in the statements of operations is affected by:

•	the percentage of a subsidiary that we do not own

•	the amount of the subsidiary’s after-tax earnings.

     In 2002, the $482 million increase in non-controlling interest arose primarily because of:

•	a $2.3 billion pre-tax gain on the sale of the directories business by Bell Canada in November, before we repurchased SBC’s interest in BCH

•	a $680 million decrease in amortization expense, mainly from the new accounting requirement to no longer amortize goodwill

•	a $380 million improvement in EBITDA, resulting primarily from productivity initiatives and cost reductions at the Bell Canada segment and Bell Globemedia.

Outlook for 2003

Non-controlling interest will be impacted in 2003 by the repurchase of the 20% interest in BCH that we did not already own.

DISCONTINUED OPERATIONS

The table below is a summary of net gains (losses) on discontinued operations for the past two years.

	2002	2001

Teleglobe	893	(2,810)
BCI	(316)	(247)

Total discontinued operations	577	(3,057)

Teleglobe

Our exit from Teleglobe

On April 24, 2002, BCE Inc. announced that it would stop providing long-term funding to Teleglobe. This decision was based on a number of factors, including:

•	a revised business plan and outlook for the principal operating segment of Teleglobe and associated funding requirements

•	a revised assessment of its prospects

•	a comprehensive analysis of the state of its industry.

     In light of this decision, Teleglobe announced that it would explore a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all of the Teleglobe board members who were affiliated with BCE Inc. resigned from the Teleglobe board.

     In effect, these events resulted in BCE Inc. exiting the Teleglobe business and the eventual material reduction in our approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. As a result, effective April 24, 2002 we reclassified Teleglobe’s financial results as a discontinued operation.

     Our management completed its assessment of the net realizable value of our interest in the net assets of Teleglobe and determined it to be zero. This resulted in a loss from discontinued operations of $73 million in the second quarter of 2002. This loss is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as of January 1, 2002, which was required by the transitional provisions of the new CICA Handbook section 3062. Please see Changes to accounting standards — Goodwill and other intangible assets in this MD&A for more information about the transitional provisions.

     Teleglobe’s results of operations include an impairment charge of $2,049 million that was recorded in the first quarter of 2001 after Teleglobe completed an assessment of the carrying value of its investment in the Excel Communications group.

Significant developments

On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business. Effective November 30, 2002, BCE Inc.’s debtor-in-possession and employee severance and retention facilities were fully repaid by Teleglobe and terminated.

Bell Canada Enterprises  39  2002 Annual Report

Management’s Discussion and Analysis

     On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount. The sale triggered approximately $10 billion of capital losses for tax purposes. We recorded a gain of $1,042 million, relating primarily to the tax benefit from:

•	reinstating non-capital losses that were previously used to offset gains incurred on the transaction relating to the disposition of Nortel Networks shares in 2001

•	applying a portion of the capital losses against the gain on the sale of the directories business in 2002.

     The tax benefit associated with the unused capital losses has not been reflected in the financial statements.

     Please see Financial and capital management — Contingencies — Litigation in this MD&A for information about the lending syndicate lawsuit filed against BCE Inc.

Change in how we account for Teleglobe

Effective May 15, 2002, we stopped consolidating Teleglobe’s financial results and started accounting for the investment at cost. We made this change because:

•	our management did not expect to realize any future economic benefits from our approximate 96% economic and voting interest in Teleglobe

•	we had not guaranteed any of Teleglobe’s obligations

•	we stopped providing long-term funding to Teleglobe.

BCI

BCI’s plan of arrangement

BCI completed the sale of its interest in Telecom Américas Ltd. in July 2002. BCI held most of its investments through Telecom Américas Ltd.

     BCI will be liquidated once all of its assets have been disposed of and all claims against it have been determined. A final distribution will be made to BCI’s creditors and shareholders with the approval of the court.

Change in how we account for BCI

Effective June 30, 2002, we stopped consolidating BCI’s financial results and started accounting for the investment at cost. We recorded a charge of $316 million in 2002 ($191 million in the second quarter and $125 million in the fourth quarter). This represents a write-down of our investment in BCI to our estimate of its net realizable value at that time.

DIVIDENDS ON PREFERRED SHARES

In March 2002, we issued $510 million of Series AA preferred shares and redeemed the $300 million Series W preferred shares, for a net increase of $210 million in our preferred shares issued. More dividends were declared as a result of this increase.

     For some time now, we have had agreements in place that swap the fixed dividend rates on some of our preferred shares with variable ones. The average variable rate in 2002 was lower than in 2001, which led to a decrease in the amount of dividends on preferred shares charged to retained earnings.

     The net result was an overall reduction of $5 million in the amount of dividends on preferred shares to $59 million in 2002.

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results.

2002 HIGHLIGHTS AND OUTLOOK FOR 2003

In 2002, our efforts for managing liquidity and cash flow were directed at:

•	reducing financial risk to the company

•	focusing on our core business

•	improving capital efficiency and productivity through disciplined financial management.

     We reduced financial risk by:

•	ending our long-term funding of Teleglobe

•	implementing a wind-down of BCI.

     We focused on our core business by regaining a 100% interest in our core asset, Bell Canada.

     We improved our fundamentals by:

•	reducing our capital intensity ratio to 19% in 2002 from 26% in 2001

•	improving free cash flow after common dividends by 76% or $2.1 billion compared to 2001

...while maintaining our common share dividend of $1.20 per share.

     We are targeting modestly positive free cash flow in 2003, after payment of capital expenditures and dividends on common and preferred shares.

Free cash flow

Free cash flow is a key financial measure we use to assess our performance.

     Free cash flow is derived directly from the statement of cash flows. Please see the calculations in tabular form on the next page.

     A positive free cash flow means that we generated more cash from our operations than we needed to pay for capital expenditures, dividends and other investing activities.

     In the past several years, we have had significantly negative free cash flow, after common dividends, primarily from high capital spending, which we describe below. We funded this shortfall through a combination of increased debt and cash generated from various divestitures.

     In 2002, we improved our free cash flow shortfall position by 76%, mainly as a result of productivity improvements and reduced capital expenditures.

     We reduced our capital intensity ratio to 19%.

Bell Canada Enterprises  40  2002 Annual Report

Management’s Discussion and Analysis

Capital intensity

Capital intensity is capital expenditures as a percentage of revenues. It is a key financial measure that we use to assess our performance and that of our units.

     Improving capital intensity is a key component to improved free cash flow. A positive trend over time means that we are becoming more efficient in using capital to generate growth in revenue and cash flows.

     Our capital intensity ratio for 2002 was 19%, a significant improvement over the 2001 ratio of 26%.

     We have made significant capital investments over the past few years, including:

•	acquiring and completing a national broadband IP network

•	building a next-generation wireless network and expanding PCS coverage

•	acquiring regional spectrum licences

•	expanding high-speed Internet coverage in our service territories

•	developing a national satellite television business

•	expanding into Western Canada

•	enhancing our billing system capabilities.

     These investments have allowed us to build a set of platforms that position us for future growth, reduced capital intensity and improved free cash flow.

BCE’S CAPITAL STRUCTURE

	2002	2001

Cash	(306)	(569)
Debt due within one year	2,026	5,263
Long-term debt	13,395	14,861
Retractable preferred shares	355	400

Total net debt	15,470	19,955
Non-controlling interest	3,596	5,625
Total shareholders’ equity	12,871	16,799

Total capitalization	31,937	42,379

Net debt to total capitalization	48.4%	47.1%

Capital structure

Capital structure shows how much of our net assets are financed by debt and equity.

Net debt to capitalization ratio

The net debt to capitalization ratio is a key measure that we use to assess our financial condition. It tells you how much net debt (short-term and long-term debt net of cash) we have in relation to our capital (total net debt, non-controlling interest and shareholders’ equity).

     During the year, we repurchased SBC’s 20% interest in BCH for $6.3 billion. We financed the repurchase through various transactions that gave us flexibility:

•	$2.5 billion from equity issues

•	$2 billion from a public debt issue

•	$1.1 billion drawn from two-year bank facilities

•	$0.7 billion financed by Bell Canada’s sale of its directories business.

     We completed the repurchase while preserving our credit quality and the strength of our balance sheet:

•	we maintained investment grade credit ratings

•	we ended the year with a net debt to capitalization ratio of 48%.

SUMMARY OF CASH FLOWS

The table below is a summary of the flow of cash into and out of our company for each of the past two years.

	2002	2001

Cash from operating activities	4,531	4,234
Capital expenditures	(3,771)	(4,999)
Dividends	(1,510)	(1,390)
Investments	(6,604)	(535)
Other investing activities	10	(122)

	(7,344)	(2,812)

Repurchase of 20% interest in Bell Canada	6,386	—
Taxes paid on divestitures	288	—

Free cash flow, after common dividends	(670)	(2,812)
Common dividends	999	969

Free cash flow, before common dividends	329	(1,843)

Divestitures	3,230	4,749
Net issuance (repayment) of equity instruments	2,819	(120)
Net issuance (repayment) of debt instruments	1,805	(1,522)
Financing activities of subsidiaries with third parties	206	1,112
Cash used by discontinued operations	(936)	(1,168)
Other	(43)	70

Net increase (decrease) in cash	(263)	309

Cash from operating activities

We generated a significant amount of productivity improvements during the year ($655 million pre-tax, compared to $470 million in 2001). Please see Financial results analysis in this MD&A for more details. These cost savings translated into additional cash from our operations.

     Excluding the impact of $288 million of taxes paid on divestitures in 2002, cash from operating activities was 14% higher in 2002 than in 2001.

Capital expenditures

We continue to make investments to expand our networks to meet customer demand and for replacement purposes.

     Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 25% in 2002 compared to 2001. This reduction in capital spending lowered our capital intensity ratio to 19% in 2002 from 26% in 2001.

     The Bell Canada segment’s capital intensity ratio fell to 20% in 2002 from 27% in 2001. The Bell Canada segment accounted for 91% of our total capital expenditures in 2002.

Bell Canada Enterprises  41  2002 Annual Report

Management’s Discussion and Analysis

Dividends

We paid out $120 million or 9% more in dividends in 2002 than in 2001.

     We paid a common share dividend of $1.20 per share in 2002 and 2001. However, total dividends paid on common shares increased in 2002 because the average number of common shares outstanding increased from 810 million to 850 million mainly as a result of equity offerings. Please see Equity instruments on this page for more information.

     Dividends paid by subsidiaries to non-controlling interest increased in 2002 because Bell Canada paid larger dividends, which included a portion to SBC.

Investments

Our most significant investment in 2002 was the repurchase of SBC’s 20% interest in BCH for $6.3 billion.

     Other investments in 2002 included Bell Globemedia’s purchase of a 40% interest in a newly created company that holds a 99% interest in the TQS network and other television stations for $72 million.

     Investments in 2001 included Bell Globemedia’s acquisition of CFCF-TV and CKY-TV and of a 30% interest in The Comedy Network for $219 million.

Divestitures

Our most significant divestiture in 2002 was the sale of the print and electronic directories business for approximately $3 billion in cash. Some of the proceeds were used to finance part of our repurchase of SBC’s 20% interest in BCH. The balance was used for repaying debt at Bell Canada.

     Other divestitures in 2002 included Bell Canada’s sale of a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership for $324 million, when the Bell Nordiq Income Fund was created.

     In 2001, our most significant divestiture was the sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for net proceeds of $4.4 billion.

Equity instruments

In 2002, we publicly issued 85 million common shares for $2 billion and issued approximately 18 million common shares to SBC for $500 million. The proceeds were used to finance part of our repurchase of SBC’s 20% interest in BCH.

     We also issued 20 million Series AA preferred shares for $510 million and redeemed 12 million Series W preferred shares for $306 million.

     Under our stock option and employee savings plans, we issued approximately 3 million common shares for $61 million in 2002 and approximately 3 million common shares for $71 million in 2001.

     In 2001, we bought for cancellation approximately 5 million common shares for $191 million under a normal course issuer bid.

Debt instruments

We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and commercial paper programs. We usually pay fixed rates of interest on our long-term debt and market rates on our short-term debt.

     The combined debt of BCE Inc. and Bell Canada makes up 90% of our total debt portfolio. The average annual interest rate on our total debt was approximately 7.7% and 8.1% in 2002 and 2001.

     The interest rates we pay are mostly based on the quality of our credit ratings. The table below lists our credit ratings, all of which are investment grade. This usually means that we qualify for better interest rates when we borrow money. The BCE Inc. ratings were confirmed in October 2002. The Bell Canada ratings were confirmed in February 2003.

Financing activities of subsidiaries with third parties

In 2002, we generated $206 million of cash, primarily from common equity issues by Bell West and subsidiaries of Aliant.

     In 2001, we generated $1.1 billion of cash from:

•	Bell Globemedia’s common share issue of $385 million when it was created

•	Bell Canada’s preferred share issues of $540 million

•	BCE Emergis’ common share issue of $100 million to the public.

	BCE Inc.			Bell Canada

	S&P	DBRS	Moody's	S&P	DBRS	Moody's

Commercial paper	A-1 (mid) / stable	R-1 (low)/ stable	P-2 / (neg)	A-1 (mid) / stable	R-1 (mid) /stable	P-2 / (neg)
Extendable commercial notes	A-1 (mid) / stable	R-1 (low) / stable	—	A-1 (mid) / stable	R-1 (mid) / stable	—
Long-term debt	A- / stable	A / (neg)	Baa-1 / (neg)	A / stable	A (high) / stable	A-3 / (neg)
Preferred shares	P-2 / stable	Pfd-2 / (neg)	—	P-2 (high) / stable	Pfd-2 (high) /stable	—

CONTRACTUAL OBLIGATIONS

At December 31, 2002 (in millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	1,593	978	1,197	1,131	1,818	7,907	14,624
Capital leases	102	96	61	48	37	123	467
Notes payable and bank advances	330	—	—	—	—	—	330
Operating leases	486	414	384	352	301	1,758	3,695
Purchase obligations	545	227	120	112	48	173	1,225
Other contractual obligations	124	10	7	6	5	11	163

Total	3,180	1,725	1,769	1,649	2,209	9,972	20,504

Bell Canada Enterprises  42  2002 Annual Report

Management’s Discussion and Analysis

COMMERCIAL COMMITMENTS

We had the following commercial commitments at December 31, 2002:

•	$4,866 million in total credit and other bank facilities, of which $767 million was drawn

•	$196 million in standby letters of credit

•	$279 million in various other commitments, including capital expenditures.

     Of the $4.9 billion in total credit and other bank facilities, $1.3 billion is used to support our commercial paper program, excluding extendable Class E notes. No amount has been drawn on our commercial paper program.

     Also included in total credit and other bank facilities is a bridge facility of $1.1 billion, which was not drawn at December 31, 2002.

     In addition, at December 31, 2002, Bell Canada had $50 million of Class E Notes outstanding. BCE Inc. had no Class E Notes outstanding at December 31, 2002. The maximum principal amount that can be issued is $360 million for BCE Inc. and $400 million for Bell Canada. Although these notes are not supported by committed lines of credit, we may extend them in certain circumstances.

ACCESS TO CAPITAL

The primary uses of cash in 2003 will consist of capital expenditures, dividend payments and the refinancing of debt.

     Our plan is built on the assumption that we will be able to generate enough cash from our operating activities to pay for capital expenditures and dividends. Also, the debt maturing in 2003 is expected to be refinanced through the issuance of new debt, or repaid from cash generated from our operations or from the tax refunds we are expecting in 2003.

     Although our plan does not reflect any cash shortfall in the short term, the lines of credit and bank facilities are available for contingency purposes.

USE OF FINANCIAL INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and share price movements. We do not use derivative instruments to speculate.

     Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks.

     The following derivative instruments were outstanding at December 31, 2002:

•	interest rate swaps that, in effect, convert the fixed-rate dividends on some of our preferred shares to floating-rate dividends. We pay less when the variable rates are below the fixed rates, which has been the case for the past several years

•	currency forward contracts relating mainly to a net investment in a foreign subsidiary

•	forward contracts on BCE Inc. common shares to hedge the fair value exposure related to stock compensation payments.

     At December 31, 2002, the carrying value of these derivative instruments was a net liability of $14 million. Their fair value amounted to a net asset of $82 million.

     Please see Note 1 to the consolidated financial statements for a description of the significant accounting policies relating to financial instruments.

USE OF OFF-BALANCE SHEET ARRANGEMENTS

This section describes outstanding arrangements at December 31, 2002 and how they could affect our results of operations and financial condition.

About off-balance sheet arrangements

These are transactions that we enter into with third parties but that do not appear on our balance sheet. We do not generally enter into off-balance sheet arrangements.

Sale of accounts receivable

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at December 31, 2002, which equalled the amount of overcollateralization in the receivables transferred.

     Aliant sold accounts receivable to a securitization trust for a total of $135 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $30 million at December 31, 2002.

     Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of its retained interests.

     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

Shared services agreement

Effective June 22, 2001, Bell Canada entered into a 10-year service contract with a special purpose entity. This contract will allow Bell Canada to reduce systems and administrative costs over time by streamlining and enhancing its systems and processes. Bell Canada is committed to paying approximately $150 million in service fees over the first three years of the agreement.

     In 2004, Bell Canada may:

•	exercise an option to buy the special purpose entity

•	maintain the service contract and commit to paying at least $420 million more in service fees to the special purpose entity.

Sale leaseback transactions

In our long-term debt balance at December 31, 2002 we had capital leases of $71 million, which were presented net of loans receivable of $319 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

Bell Canada Enterprises  43  2002 Annual Report

Management’s Discussion and Analysis

CONTINGENCIES

Agreement with MTS

The agreement between Bell Canada and MTS to create Bell West includes put and call options relating to MTS’ 40% ownership of Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

•	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $549 million at December 31, 2002

•	in January 2007 at fair market value less 12.5%

•	at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:

•	in March 2004 at the greater of the floor value described above and fair market value

•	in February 2007 at fair market value

•	at fair market value if there is a change of control of MTS to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

Agreement with CGI

We entered into an agreement on July 1, 1998 with CGI’s three majority individual shareholders. The agreement includes put and call options, and rights of first refusal, on the CGI shares that these shareholders hold.

     The put options give these CGI shareholders the right to gradually sell a portion of their shares to BCE Inc. until January 4, 2004. The call option gives BCE Inc. the one-time right to buy all of their CGI shares that BCE Inc. has not already bought, during the period from January 5, 2004 to January 4, 2006.

     The exercise price per share of any put or call option is 115% of the 20-day average market price of CGI shares prior to the exercise date, payable in BCE Inc. common shares. If the options were fully exercised, our equity ownership interest in CGI would increase to approximately 40%.

     In December 2002, we informed CGI that our prior publicly stated intention to dispose of the control block in CGI following the exercise of the put and call options in 2003 and 2004 is no longer our preferred course of action.

     We began discussions with CGI about the future of our investment in CGI. No final decisions have been made, but we have started discussions to develop a plan to:

•	realize the maximum value of our investment in CGI

•	enhance the value of CGI by taking steps to retain CGI’s management and to ensure that the company continues to deliver high-quality services to its customers.

     To allow enough time for these discussions, CGI’s three majority individual shareholders have agreed to defer the exercise date of the put options until April 15, 2003.

Litigation

Teleglobe lending syndicate lawsuit

     On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.

     The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     The plaintiffs claim damages of US$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total US$1.25 billion that the lending syndicate advanced. While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Other litigation

We become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at December 31, 2002, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

RISK ASSESSMENT

The following section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our segments.

     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently unaware of.

Risk

Risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies.

     Part of managing our business is understanding what these potential risks could be and working to minimize them where we can.

BCE GROUP OF COMPANIES

Our dependence on the Bell Canada segment

The Bell Canada segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada segment performs financially.

     For the year ended December 31, 2002, the Bell Canada segment accounted for 88% of our operating revenues, 96% of our EBITDA and 100% of net earnings applicable to common shares on a consolidated basis.

Bell Canada Enterprises  44  2002 Annual Report

Management’s Discussion and Analysis

Economic and market conditions

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.

     The slowdown and uncertainty in the global economy have reduced demand for our products and services, which negatively affected our financial performance in 2002 and may negatively affect it in 2003. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue for the Bell Canada segment, because of softer demand from enterprises and wholesale customers

•	some reductions in the number of network access lines due to business failures or contractions

•	lower advertising spending from Bell Globemedia’s customers in the first half of 2002

•	lower spending on IT services, resulting in lower non-recurring revenue from BCE Emergis.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our subscribers. This could increase uncertainty about our ability to collect receivables.

Improving productivity and reducing capital intensity

We implemented several cost reduction initiatives in 2002. We intend to continue implementing more productivity initiatives in 2003, including the streamlining of approximately 1,700 positions in our workforce and further reducing our capital intensity.

     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity improvements and reduce capital intensity while maintaining the quality of our service.

Increasing competition

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies but also with other businesses and industries, such as cable, software and Internet companies, systems integrators and a variety of companies that offer network services.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and introduce new and upgrade existing technologies, products and services.

     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Strategies and plans for revenue growth

We plan to increase our revenues through different strategies, including:

•	cross-selling additional services to our existing customers

•	adding enhanced features and applications that make our services more attractive

•	expanding the Bell Canada segment’s geographical base in Western Canada.

     If our plans are unsuccessful, our growth prospects would be hurt. This could have a material and negative effect on our results of operations.

Financing our operations

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debts.

     We finance our capital needs in three ways:

•	from cash generated by our operations

•	by borrowing from commercial banks

•	through debt and equity offerings in the capital markets.

     Equity financings would dilute the holdings of existing equity investors. Increased debt financings could increase our borrowing costs, lower our credit ratings and give us less flexibility to take advantage of business opportunities.

     Our ability to finance operations and the cost of funding depends on our ability to access the capital markets and syndicated commercial loan market, and on market conditions. In addition, participants in the syndicated commercial loans market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular for several reasons:

•	the September 11, 2001 terrorist attacks on the United States

•	accounting scandals relating to major North American companies

•	bandwidth overcapacity

•	a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular.

Bell Canada Enterprises  45  2002 Annual Report

Management’s Discussion and Analysis

     If we cannot raise the capital we need, we may have to:

•	limit our ongoing capital expenditures

•	limit our investment in new businesses

•	try to raise additional capital by selling assets or through monetizing transactions.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

Monetizing

Monetizing means converting the value of a business or other asset into cash or a cash equivalent.

Litigation, regulatory proceedings and changes in laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our business. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material and negative effect on our businesses, operating results and financial condition.

     In November 2002, Industry Canada initiated a review of the current foreign investment restrictions included in the Telecommunications Act. A similar process has been initiated by Canadian Heritage as it relates to the Broadcasting Act. Since the reviews by Industry Canada and Canadian Heritage have not yet been completed and as it is impossible to predict their outcome, we are not currently in a position to assess the impact, if any, these reviews may have on us.

     BCE Inc.’s Annual Information Form for the year ended December 31, 2002 contains a detailed description of:

•	the principal legal proceedings against us

•	certain regulatory initiatives and proceedings affecting the Bell Canada segment.

     Please see Bell Canada segment — Changing wireline regulations for a description of certain regulatory initiatives and proceedings that could affect the Bell Canada segment.

Pension fund contributions

Most of our pension plans currently have pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have qualified for pension credits, which have had a positive effect on our net earnings.

Surplus

A pension fund has a surplus when the value of its assets is more than the amount needed to pay accrued pension benefits to pensioners and active employees.

     The recent decline in the capital markets, combined with historically low interest rates, however, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     If these conditions continue, the surpluses could continue to decline and could eventually be eliminated. If this happens, we might have to recognize increased pension expenses and start contributing or increase our contributions to the pension funds. This would have a material and negative effect on our net earnings. For more details, refer to the discussion in this MD&A under Financial Results Analysis — Below-EBITDA income and expenses — Net benefit plans credit.

Funding subsidiaries

BCE Inc. is currently funding and may continue to fund the operating losses of certain of its subsidiaries in the future, but is not obligated to do so. If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition.

     The subsidiary might not be able to meet its financial obligations, which would require it to assess its alternatives, including refinancing, renegotiating or restructuring its debt, selling assets, changing its business plan or seeking other options available under applicable laws, including bankruptcy laws. The ability of a subsidiary to access capital on its own depends on a number of things, including its ability to meet the targets in its business plan.

     If BCE Inc. stopped funding a subsidiary, stakeholders of the subsidiary might decide to take legal action against BCE Inc. While BCE Inc. believes that this type of claim would have no legal foundation, it could negatively affect the market price of BCE Inc.’s common shares. BCE Inc. would have to devote considerable management time and resources in responding to any claim.

Attracting and retaining skilled people

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

Protecting our networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Any of these events could cause our operations to be shut down indefinitely.

Renegotiating labour agreements

Many of our employees are represented by unions and are covered by collective bargaining agreements.

     Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 15,650 employees, are the following:

•	the collective agreements between Bell Canada and the Energy and Paperworkers Union of Canada (CEP) representing approximately 400 operator services employees and approximately 7,000 craft and services employees which expire at the end of November 2003

•	the collective agreements between Bell Canada and the CTEA representing approximately 1,100 communications sales employees which expires on December 31, 2003

•	several collective agreements between certain other companies of the Bell Canada segment (including Aliant, Expertech Network Installation Inc. and Connexim L.P.) and their respective employees, representing approximately 6,400 employees

•	several collective agreements between certain companies of the Bell Globemedia segment, including CTV, and their respective employees, representing approximately 750 employees.

Bell Canada Enterprises  46  2002 Annual Report

Management’s Discussion and Analysis

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

BCE INC.

Holding company structure

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debts and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies.

     BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc. If any of these subsidiaries, joint ventures or significantly influenced companies are liquidated or reorganized, the rights of their creditors will rank ahead of any rights BCE Inc. has to receive assets.

Stock market volatility

In the past, the common shares of BCE Inc. have generally experienced price volatility when certain announcements concerning BCE have been made. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to this volatility. All of these factors, as well as general economic and political conditions, could have a material and negative effect on the market price of BCE Inc.’s common shares.

BELL CANADA SEGMENT

Changing wireline regulations

The Bell Canada segment’s business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to essential facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC price cap decision

The CRTC recently introduced new price cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

     The new rules create certain risks for the Bell Canada segment. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada segment.

     AT&T Canada is the only party that has petitioned the Governor in Council for changes to the price cap decision. The Governor in Council must make a decision on AT&T Canada’s petition by May 30, 2003. If AT&T’s petition and filings that other parties have made relating to that petition were successful, it could have a material and negative effect on the Bell Canada segment.

CRTC decision on incumbent affiliates

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for the Bell Canada segment.

     The decision ruled that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

•	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval

•	all new contracts must receive CRTC approval before implementation

•	carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     While the decision increases the regulatory burden for the Bell Canada segment at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

Licences and changing wireless regulations

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. Bell Mobility’s cellular and PCS licences will expire on March 31, 2006. The PCS licences that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licences will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s licence at any time if the company does not comply with its terms.

Spectrum licences

Spectrum licences allow companies to use specified frequencies to operate wireless telephone equipment in Canada.

     The Minister of Industry issues spectrum licences at his or her discretion under the Radiocommunication Act. Licences can be awarded through competitive bid, public auction or other ways.

     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase the Bell Canada segment’s licence fees if it is implemented as proposed.

     In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada segment.

Bell Canada Enterprises  47  2002 Annual Report

Management’s Discussion and Analysis

Bankruptcy proceedings at Teleglobe
 On September 19, 2002, Teleglobe, which had previously started bankruptcy proceedings to get protection from its creditors in Canada and in other jurisdictions, announced an agreement to sell its core telecommunications business.

     Under court orders, contracts between Teleglobe and Bell Canada and some of its subsidiaries will be assigned on substantially the same terms to the buyers on the day the sale closes. If the sale is not completed, Teleglobe’s business could be shut down and its remaining assets liquidated. If this happens, Bell Canada will have to transfer its traffic to other carriers. While Bell Canada will do its best to protect its customers, they could experience temporary service disruptions or a lower quality of service if there are delays in completing the transfer.

Increased accidents from using cell phones
 Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. If this happens, cell phone use in vehicles would likely decline, which would negatively affect the Bell Canada segment and other wireless service providers.

Health concerns about radio frequency emissions
 Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on the Bell Canada segment’s business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada segment and other wireless service providers.

Churn rate
 The rate at which existing subscribers cancel their services is called churn.

Bell ExpressVu
 Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. Please see BCE Ventures — Telesat for a description of certain risks affecting satellites and, in particular, Nimiq 2.

     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution undertaking licence is scheduled for renewal in August 2003. Although we expect that this licence will be renewed when it expires, there is no assurance that this will happen.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase its capital and operating expenses.

BELL GLOBEMEDIA

Dependence on advertising
 Bell Globemedia’s revenue from its television and print businesses depends in large part on advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn therefore tends to make it more difficult for Bell Globemedia to maintain or increase revenues.

Increasing fragmentation in television markets
 Television advertising revenue depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001.

     We expect fragmentation to continue as new Web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

Revenues from distributing television services
 A significant portion of revenues generated by CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. There is no assurance that the contracts will be renewed on equally favourable terms.

New print competitors
 The launch of a competing national newspaper and several commuter papers in the Toronto area in the past few years has increased competition in the print sector. While some of the commuter papers have recently stopped operating, the increased competition has resulted in higher circulation and other costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast licences
 Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and the conditions of each licensing or renewal decision, all of which may change.

     There is no assurance that any of CTV’s licences will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE EMERGIS

Adoption of eBusiness
 The success of BCE Emergis depends on widespread use of the Internet as well as other electronic networks as a way to do business. Because eBusiness and its related online transactions are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness as quickly as originally expected.

Bell Canada Enterprises  48  2002 Annual Report

Management’s Discussion and Analysis

     BCE Emergis must increase the number of transactions it processes to build recurring revenue. This depends on how quickly its customers and its distributors’ customers adopt its services. It will also depend on BCE Emergis’ ability to build an effective sales force as well as stimulate its distributors’ sales and influence their marketing plans for its solutions.

Security and privacy breaches
 If BCE Emergis is unable to protect the physical and electronic security and privacy of its applications, databases and transactions, its business, including customer relationships, could be materially and negatively affected.

Operating results
 BCE Emergis has announced plans to focus on key growth areas, drive recurring revenue growth, streamline its service offering and operating costs and add new services.

     If these plans are unsuccessful, BCE Emergis’ results of operations could be materially and negatively affected.

     BCE Emergis has incurred losses in the past. Its revenue depends largely on the amount of services that its customers purchase. In addition, a large portion of BCE Emergis’ revenue comes from a small number of clients. If BCE Emergis loses a contract with a major client and cannot replace it, it could have a material and negative effect on its results.

     The operating results of BCE Emergis have fluctuated in the past, mainly because of variability in non-recurring revenue and the effect of acquisitions and exited activities. BCE Emergis expects fluctuations to continue in the future. It would also be affected by changes in currency exchange rates between the Canadian and U.S. dollars.

Success of U.S. operations
 To be successful in the United States involves significant management and financial resources. If it is unsuccessful in the United States, its business and operating results could be materially and negatively affected.

Control by BCE Inc.
 BCE Inc., which owns approximately 65% of the outstanding common shares of BCE Emergis, can, subject to applicable law, exercise significant control and influence over the affairs of BCE Emergis, including virtually all matters submitted to a shareholder vote.

     BCE Inc. has no obligation to remain the majority shareholder of, or to maintain its current level of ownership in, BCE Emergis. The announcement of a decision by BCE Inc. to change the treatment of its investment in BCE Emergis, to sell all or a portion of its common shares of BCE Emergis, or any other decision to the same effect could materially and negatively affect BCE Emergis, its prospects and the market price of its common shares.

Defects in software and failures in the processing of transactions
 Defects in BCE Emergis’ owned or licenced software products and delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and operating results.

Making acquisitions
 BCE Emergis’ growth strategy includes making strategic internally funded acquisitions. There could be difficulties with integrating the operations of recently acquired companies with its existing operations. There is no assurance that it will find suitable companies to acquire or that it will have enough resources to complete any acquisition.

Reliance on strategic relationships
 BCE Emergis relies on strategic relationships to increase its client base, including its relationships with Bell Canada, VISA and Freddie Mac. If these relationships fail, its business and operating results could be materially and negatively affected.

Dependence on contracting medical service providers
 The growth of BCE Emergis’ eHealth business unit depends on its ability to:

•	retain contracts with existing providers

•	attract new providers

•	retain or improve the discounts given by providers.

In addition, the results of BCE Emergis could be adversely affected if:

•	it loses a significant number of contracts with providers that have a large number of customers and is unable to replace them with contracts with other providers

•	contracts with its providers are renegotiated with reduced discounts.

Exposure to professional liability
 BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:

•	adverse medical consequences because services were denied

•	the cost of services that were denied

•	errors or omissions of healthcare professionals.

     These claims could have a material and negative effect on the business and operating results of BCE Emergis.

Protection of intellectual property
 BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property.

Integrity of cryptography technology
 BCE Emergis’ security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its Internet security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially hurt its business and operating results.

BCE VENTURES

Telesat
 On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting available power on the satellite. Telesat is working with the Nimiq 2 satellite manufacturer, Lockheed Martin, to understand the cause of the anomaly and determine the next steps to be taken.

     In August 2001, Boeing Satellite Systems, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decline in available power on the satellite. It recently indicated that power levels on the Anik F1 satellite will continue to degrade at the rates observed to date. Telesat believes that this will result in some core services on the satellite being affected in mid-2005.

     Telesat has a satellite under construction, Anik F1R, which will replace Anik F1 in a timeframe that will ensure continuity of service for its customers. Telesat has insurance in place to cover the power loss on Anik F1, and in December 2002 it filed a claim with its insurers. Although Telesat believes that the claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.

Bell Canada Enterprises  49  2002 Annual Report

Management’s Discussion and Analysis

     Telesat also has another satellite under construction, Anik F2. There is a risk that this or other satellites built in the future may not be launched successfully. Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch coverage for the full value of the satellite at a favorable rate.

     Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has put a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. There is no assurance that Telesat will be able to renew its in-orbit insurance coverage in sufficient amount at favorable terms.

OUR ACCOUNTING POLICIES

We have prepared our consolidated financial statements according to Canadian GAAP.

     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.

     It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.

     Please see Note 1 to the consolidated financial statements for more information about the accounting principles we use to prepare our financial statements.

KEY ESTIMATES AND ASSUMPTIONS

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.

     We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.

     Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

Employee benefit plans
 We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees.

     The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.

     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.

     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

     The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:

•	the discount rate

•	the expected long-term rate of return on plan assets.

Discount rate
 The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed-income investments.

     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation, which could at some level require us to make contributions to the plan.

Expected long-term rate of return
 In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%.

     We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this to reduce pre-tax earnings by about $80 million.

Allowances for doubtful accounts
 We maintain allowances for losses that we expect will result from customers who do not make their required payments.

     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

Useful life of long-lived assets
 The estimated useful life of long-lived assets is used to determine amortization expense.

     We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.

     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:

•	a higher amortization expense in future periods

•	an impairment charge to reflect the write-down in value of the asset.

Impairment
 We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value.

     We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that goodwill might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.

Bell Canada Enterprises  50  2002 Annual Report

Management’s Discussion and Analysis

     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.

     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

Legal contingencies
 We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on available information.

     We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

     If the resolution of a legal or regulatory matter results in a judgment against BCE or the payment of a large settlement by BCE, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs in.

Restructuring and other charges
 We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.

     These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.

     Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.

     As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

Alternative acceptable accounting policies
 Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost.

Accounting for customer acquisition costs
 We defer and amortize these costs over the life of the customer contract in the case of the wireless business and over three years in the case of the satellite television business. The alternative method would have been to expense these costs as they are incurred. We have selected to defer and amortize these costs because we believe it provides for a better matching of the costs with the future revenue stream being generated by providing monthly services to the customer.

Accounting for stock-based compensation cost
 We account for employee stock options by using the compensation costs of options (the amount that the quoted market price of BCE’s common shares exceeds the amount an employee must pay to buy the common shares). The alternative method would have been to use the fair value-based method of accounting using an option pricing model such as Black-Scholes. While we acknowledge that stock options represent a form of compensation, we elected to use the compensation costs of option method for 2002 to maintain comparability to other companies. In response to demands from the financial community and the fact that accounting standard setters in Canada and the United States are moving towards the adoption of mandatory fair value accounting, effective January 1, 2003, we will adopt the fair value-based method of accounting.

CHANGES TO ACCOUNTING STANDARDS

This section tells you about changes to the accounting standards and how they affect our financial statements.

About the CICA
 The Canadian Institute of Chartered Accountants (CICA) conducts research into current business issues and sets accounting and assurance standards for business, not-for-profit organizations and government.

It issues guidance on control and governance, publishes professional literature, develops continuing education programs and represents the Canadian accounting profession nationally and internationally.

Business combinations
 The CICA issued a new section in its Handbook, section 1581, Business Combinations, which came into effect July 1, 2001. It requires us to use the purchase method to account for all business combinations.

     Under the purchase method, the assets, liabilities, earnings and cash flows from an acquired business are recorded from the date of acquisition.

Goodwill and other intangible assets
 The CICA issued a new Handbook section, section 3062, Goodwill and Other Intangible Assets, which came into effect on January 1, 2002.

     This section requires that goodwill and intangible assets with an indefinite life:

•	no longer be amortized to earnings

•	be assessed for impairment each year according to the new standards. This included a transitional test that required any impairment to be charged to opening retained earnings in the year of adoption.

     As a result, we allocated our existing goodwill to our reporting units. We also conducted a quantitative assessment of how the transitional test would affect our financial statements.

     Under the transitional provisions, we charged an impairment of $8,180 million to opening retained earnings as of January 1, 2002. This related to impaired goodwill of reporting units in Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Bell Canada Enterprises  51  2002 Annual Report

Management’s Discussion and Analysis

Foreign currency translation
 Effective January 1, 2002, we adopted the revised recommendations in section 1650 of the CICA Handbook, Foreign Currency Translation. These standards require us to include all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies in earnings for the year. This includes gains and losses on long-term monetary assets and liabilities, such as long-term debt, which we previously deferred and amortized on a straight-line basis over the remaining lives of the related items.

     We applied the recommendations retroactively and restated prior periods. On January 1, 2002, this resulted in:

•	a decrease of $288 million in other long-term assets

•	an increase of $27 million in future income taxes

•	a decrease of $70 million in non-controlling interest

•	a decrease of $191 million in retained earnings.

Stock-based compensation and other stock-based payments
 Effective January 1, 2002, we adopted the new recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments.

     This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

•	all stock-based awards to non-employees

•	direct awards of stock and stock appreciation rights to employees

•	awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

     Upon adoption, we elected to account for employee stock options by measuring the compensation cost of the options. This is the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the amount an employee must pay to buy the common shares.

     In December 2002, we announced that effective January 1, 2003, we will account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using a Black-Scholes option pricing model. As a result of applying this new accounting policy, we expect to record additional operating expenses of approximately $40 million to $55 million in 2003, which represent an impact of approximately $0.04 to $0.05 on net earnings per share.

Impairment of long-lived assets
 The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount that the carrying value of the asset exceeds its fair value.

     This section comes into effect in 2004 for BCE, but the CICA encourages companies to start using the new standards before then. We do not expect that adopting these standards will affect our consolidated financial statements.

Disposal of long-lived assets and discontinued operations
 The CICA recently issued a new section in its Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This section comes into effect for disposal activities started on or after May 1, 2003, but the CICA encourages companies to start using the new standard before then. We do not expect that adopting this standard will affect our consolidated financial statements.

Disclosure of guarantees
 In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties. This guideline will come into effect for BCE’s first quarter of 2003. Please see Note 21 to the consolidated financial statements for more information on guarantees.

Consolidation of special purpose entities
 In August 2002, the CICA issued a draft accounting guideline titled Consolidation of special purpose entities. The final guideline is expected to be consistent, in all material respects, with the recently issued U.S. standard (see Note 23 to the consolidated financial statements), although the implementation date has not yet been determined. We are currently evaluating the impact of this draft guideline on our financial statements.

Asset retirement obligations
 The CICA recently approved the issuance of a new section in the CICA Handbook, section 3310, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect in 2004 for BCE. We are currently evaluating the impact of this standard on our financial statements.

Bell Canada Enterprises  52  2002 Annual Report

Management’s Discussion and Analysis

SUPPLEMENTARY FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION

The table below presents selected consolidated financial data for each of the years between 1997 and 2002.

For the year ended December 31	2002	2001	2000	1999	1998	1997

Statements of operations data ($ millions)
Operating revenues	19,768	19,340	16,668	13,407	12,182	12,353
Earnings from continuing operations	1,898	3,571	973	5,479	1,421	812
Discontinued operations/Extraordinary item	577	(3,057)	3,812	(83)	3,153	(2,365)
Net earnings (loss)	2,475	514	4,785	5,396	4,574	(1,553)
Net earnings (loss) applicable to common shares	2,416	450	4,706	5,303	4,481	(1,627)

Balance sheets data ($ millions)
Total assets	39,563	54,074	51,147	36,571	31,997	40,157
Long-term debt (including current portion)	15,091	16,537	14,615	9,862	10,349	12,784
Preferred shares	1,510	1,300	1,300	1,700	1,700	1,700
Common shareholders’ equity	11,361	15,499	15,979	16,086	11,902	8,090
Capital expenditures	(3,771)	(4,999)	(3,652)	(2,862)	(3,477)	(3,259)

Common share data (a)
Earnings (loss) per common share
Continuing operations	2.15	4.34	1.33	8.38	2.08	1.16
Net earnings (loss)	2.74	0.56	7.32	8.25	7.03	(2.56)
Dividends declared per common share	1.20	1.20	1.24	1.36	1.36	1.36

Other data
Number of employees (thousands) (b)	66	75	75	55	53	122

(a)	Adjusted to reflect the BCE Inc. two-for-one stock split effective May 14, 1997.

(b)	Unaudited.

QUARTERLY FINANCIAL INFORMATION

The table below presents selected consolidated financial data for each quarter of 2002 and 2001. This quarterly information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2002

	4th quarter	3rd quarter	2nd quarter	1st quarter

Operating revenues	5,172	4,822	4,940	4,834
Earnings (loss) from continuing operations	835	384	320	359
Discontinued operations	917	–	(295)	(45)
Net earnings	1,752	384	25	314
Net earnings applicable to common shares	1,736	368	11	301
Net earnings per common share
Continuing operations – basic	0.92	0.43	0.38	0.43
Continuing operations – diluted	0.91	0.42	0.38	0.42
Net earnings – basic	1.92	0.43	0.01	0.37
Net earnings – diluted	1.89	0.42	0.01	0.37
Average number of common shares outstanding (millions)	909.1	864.1	808.7	808.6

	2001

	4th quarter	3rd quarter	2nd quarter	1st quarter

Operating revenues	5,113	4,818	4,767	4,642
Earnings (loss) from continuing operations	(90)	337	275	3,049
Discontinued operations	(195)	(465)	(253)	(2,144)
Net earnings (loss)	(285)	(128)	22	905
Net earnings (loss) applicable to common shares	(299)	(144)	6	887
Net earnings (loss) per common share
Continuing operations – basic	(0.13)	0.40	0.32	3.75
Continuing operations – diluted	(0.13)	0.39	0.32	3.71
Net earnings (loss) – basic	(0.37)	(0.18)	0.01	1.10
Net earnings (loss) – diluted	(0.37)	(0.18)	0.01	1.08
Average number of common shares outstanding (millions)	808.5	807.9	807.4	808.1

Bell Canada Enterprises  53  2002 Annual Report

Consolidated Financial Statements

This section of our annual report includes our audited financial statements and detailed notes with explanations and additional information.

     The financial statements present a recent financial history of our financial condition, results of operations and cash flows.

     The notes are an important part of understanding our performance. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. They also include details about our financial results that are not shown in the financial statements.

FINANCIAL STATEMENTS AT A GLANCE

Except in the auditors’ report, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies.

     Because BCE consists of many businesses, we present the financial information for all of our holdings as one “consolidated” company.

Management’s Report

This section of our annual report contains the consolidated financial statements of BCE. BCE consists of many businesses, including subsidiaries, joint ventures and investments in significantly influenced companies. We present the financial information for all these holdings as one “consolidated” company.

     These financial statements form the basis for all of the financial information that appears in this annual report.

     The financial statements, and all of the information in this annual report, are the responsibility of the management of BCE and have been approved by the Board of Directors. Deloitte & Touche LLP, Chartered Accountants, the shareholders’ auditors, have audited the financial statements.

     Management has prepared the financial statements in accordance with Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

     To ensure the accuracy and completeness of the financial statements, management has a system of internal controls, which is supported by an internal audit group that reports to the Audit Committee, and includes communication to employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

     The Board of Directors has appointed an Audit Committee, made up of outside, unrelated directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the Board of Directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 84. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

Michael J. Sabia	Siim A. Vanaselja	Stephen P. Skinner
President and Chief Executive Officer	Chief Financial Officer	Senior Vice-President and Corporate Controller

February 26, 2003

Auditors’ Report

To the shareholders of BCE Inc.:

We have audited the consolidated balance sheets of BCE Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of BCE Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Montréal, Canada
February 26, 2003

Bell Canada Enterprises  54  2002 Annual Report

Consolidated Statements of Operations

For the year ended December 31 ($ millions, except share amounts)	2002	2001	2000

Operating revenues	19,768	19,340	16,668

Operating expenses	12,146	12,098	9,953
Amortization expense	3,146	3,826	3,352
Net benefit plans credit (Note 20)	(33)	(121)	(109)
Restructuring and other charges (Note 4)	887	980	–

Total operating expenses	16,146	16,783	13,196

Operating income	3,622	2,557	3,472
Other income (Note 5)	(2,468)	(4,015)	(97)
Impairment charge (Note 13)	770	–	–
Interest expense (Note 6)	1,161	1,056	935

Earnings from continuing operations before income taxes and non-controlling interest	4,159	5,516	2,634
Income taxes (Note 7)	1,593	1,759	1,338
Non-controlling interest	668	186	323

Earnings from continuing operations	1,898	3,571	973
Discontinued operations (Note 8)	577	(3,057)	3,812

Net earnings	2,475	514	4,785
Dividends on preferred shares	(59)	(64)	(79)

Net earnings applicable to common shares	2,416	450	4,706

Net earnings per common share – basic (Note 9)
Continuing operations	2.15	4.34	1.33
Net earnings	2.74	0.56	7.32
Net earnings per common share – diluted (Note 9)
Continuing operations	2.13	4.29	1.29
Net earnings	2.71	0.55	6.93
Dividends per common share	1.20	1.20	1.24
Average number of common shares outstanding (millions)	847.9	807.9	670.0

The following is a reconciliation of net earnings to reflect the comparative impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002 (Note 1):
Adjusted net earnings
Net earnings, as reported	2,475	514	4,785
Amortization expense on goodwill and indefinite-life intangible assets	–	971	485

Net earnings, adjusted	2,475	1,485	5,270

Adjusted net earnings per common share:
Basic	2.74	1.76	8.04
Diluted	2.71	1.74	7.65

Consolidated Statements of Retained Earnings (Deficit)

For the year ended December 31 ($ millions)	2002	2001	2000

Balance at beginning of year, as previously reported	712	1,339	7,788
Adjustment for change in accounting policy (Note 1)	(8,180)	–	–

Balance at beginning of year, as restated	(7,468)	1,339	7,788
Net earnings	2,475	514	4,785
Dividends – Preferred shares	(59)	(64)	(79)
– Common shares	(1,031)	(969)	(849)
– Distribution of Nortel Networks Corporation common shares (Note 8)	–	–	(10,114)

	(1,090)	(1,033)	(11,042)
Costs relating to the issuance of common and preferred shares, net of $22 million of taxes	(62)	–	–
Premium on redemption of common and preferred shares (Note 18)	(6)	(108)	(216)
Other	2	–	24

Balance at end of year	(6,149)	712	1,339

Please read the notes starting on page 58. They are an important part of these consolidated financial statements.

Bell Canada Enterprises  55  2002 Annual Report

Consolidated Balance Sheets

At December 31 ($ millions)	2002	2001

ASSETS
Current assets
Cash and cash equivalents	306	569
Accounts receivable (net of allowance for doubtful accounts of $207 million and $333 million for 2002 and 2001, respectively)	2,343	4,118
Other current assets	916	1,213

Total current assets	3,565	5,900
Capital assets (Note 10)	20,640	25,962
Other long-term assets (Note 11)	4,355	5,381
Indefinite-life intangible assets (Note 12)	900	884
Goodwill (Note 13)	10,103	15,947

Total assets	39,563	54,074

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,834	6,473
Debt due within one year (Note 14)	2,026	5,263

Total current liabilities	5,860	11,736
Long-term debt (Note 15)	13,395	14,861
Other long-term liabilities (Note 16)	3,841	5,053

Total liabilities	23,096	31,650

Non-controlling interest	3,596	5,625

Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY
Preferred shares (Note 18)	1,510	1,300

Common shareholders’ equity
Common shares (Note 18)	16,520	13,827
Contributed surplus	980	980
Retained earnings (deficit)	(6,149)	712
Currency translation adjustment	10	(20)

Total common shareholders’ equity	11,361	15,499

Total shareholders’ equity	12,871	16,799

Total liabilities and shareholders’ equity	39,563	54,074

On behalf of the Board of Directors:

Director	Director

Please read the notes starting on page 58. They are an important part of these consolidated financial statements.

Bell Canada Enterprises  56  2002 Annual Report

Consolidated Statements of Cash Flows

For the year ended December 31 ($ millions)	2002	2001	2000

Cash flows from operating activities
Earnings from continuing operations	1,898	3,571	973
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3,146	3,826	3,352
Net benefit plans credit	(33)	(121)	(109)
Restructuring and other charges	805	915	–
Impairment charge	770	–	–
Net gains on investments	(2,435)	(4,088)	(45)
Future income taxes	602	682	(130)
Non-controlling interest	668	186	323
Other items	(298)	(894)	(545)
Changes in non-cash working capital	(592)	157	(1,613)

	4,531	4,234	2,206

Cash flows from investing activities
Capital expenditures	(3,771)	(4,999)	(3,652)
Investments	(6,604)	(535)	(4,729)
Divestitures	3,230	4,749	654
Other items	10	(122)	(120)

	(7,135)	(907)	(7,847)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(210)	(2,744)	3,730
Issue of long-term debt	4,908	2,443	2,447
Repayment of long-term debt	(2,893)	(1,221)	(1,431)
Issue of common shares	2,693	71	36
Costs relating to the issuance of common and preferred shares	(78)	–	–
Purchase of common shares for cancellation	–	(191)	(384)
Issue of preferred shares	510	–	–
Redemption of preferred shares	(306)	–	–
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	206	1,459	540
Redemption of preferred shares by subsidiaries	–	(347)	(295)
Dividends paid on common and preferred shares	(1,042)	(1,033)	(928)
Dividends paid by subsidiaries to non-controlling interest	(468)	(357)	(240)
Other items	(46)	72	110

	3,274	(1,848)	3,585

Effect of exchange rate changes on cash and cash equivalents	3	(2)	(19)

Cash provided by (used in) continuing operations	673	1,477	(2,075)
Cash used in discontinued operations	(936)	(1,168)	(60)

Net increase (decrease) in cash and cash equivalents	(263)	309	(2,135)
Cash and cash equivalents at beginning of year	569	260	2,395

Cash and cash equivalents at end of year	306	569	260

Please read the notes starting on page 58. They are an important part of these consolidated financial statements.

Bell Canada Enterprises  57  2002 Annual Report

Notes to Consolidated Financial Statements – All amounts are in millions of Canadian dollars, except where noted.

Note 1 SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). We consolidate the financial statements of all the companies we control, and we proportionately consolidate our share in joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

     We have reclassified some of the figures for previous years in the consolidated financial statements to make them consistent with the presentation in the current year.

     Please see Note 23, Reconciliation of Canadian GAAP to United States GAAP, for a description and reconciliation of the significant differences between Canadian GAAP and United States GAAP that relate to our financial statements.

PRESENTATION OF FINANCIAL INFORMATION

We have restated all financial information for 2002 and previous years to reflect:

•	the accounting treatment of BCE’s investments in Teleglobe Inc. (Teleglobe) and Bell Canada International Inc. (BCI) as discontinued operations

•	our adoption of the revised standards in section 1650 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Foreign currency translation.

     Effective the second quarter of 2002, we stopped consolidating the financial results of Teleglobe and BCI. Since then, these investments were held at cost.

     Please see Note 8, Discontinued operations, for more information about Teleglobe and BCI. Please see Note 1, Significant accounting policies – Recent changes to accounting standards, for more information about the accounting treatment of foreign currency translation.

ACCOUNTING FOR INVESTMENTS

We use different methods to account for investments that are neither consolidated nor proportionately consolidated in our financial statements:

•	the equity method for companies that we can significantly influence

•	the cost method for our investments in other companies.

     We include investments in Other long-term assets on the balance sheet. Earnings from investments are included in Other income in the statement of operations.

     We expense declines in the market values of our investments when management considers them to be other than temporary.

Equity method
 An investment is initially recorded at cost, and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in the calculation of our net earnings. The amount of our investment is reduced by the amount of dividends we have received or have been declared and are due to be received.

Cost method
 The investment is recorded at cost. Dividends received or receivable from the investment are included in the calculation of our net earnings.

USING ESTIMATES

When preparing financial statements in accordance with GAAP, management makes estimates and assumptions relating to:

•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities.

     Actual results could be different from these estimates.

RECOGNIZING REVENUE

We recognize operating revenues when they are earned, specifically when:

•	services are provided

•	products are delivered to customers

•	persuasive evidence of an arrangement exists

•	amounts are fixed or determinable

•	collectibility is reasonably assured.

     In particular, we recognize:

•	fees for long distance and wireless services, and other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, when we provide the services or over the term of the contract

•	subscriber revenue when customers receive the service

•	advertising revenue when advertisements are aired, or printed and distributed

•	revenues from the sale of equipment when the equipment is delivered to customers and accepted.

     For transactions involving multiple elements, revenue is allocated based on relative fair values.

     For arrangements in which subcontractors perform services for customers, we recognize revenue based on the amounts billed to the customers when we act as the principal in the arrangement. Otherwise, we record the net amount that we keep.

     Accruals for sales returns are recorded when revenues are recognized and are based on past experience.

     We defer payments we receive in advance until we provide the service or deliver the product to customers.

CASH AND CASH EQUIVALENTS

We classify all highly liquid investments with short-term maturities as cash and cash equivalents.

SALES OF ACCOUNTS RECEIVABLE

Effective July 1, 2001, we adopted CICA Accounting Guideline 12, Transfers of Receivables. This guideline covers the requirements for transferring and servicing receivables. Please see Note 17, Financial instruments, for more information.

     We consider a transfer of accounts receivable to be a sale when we give up control over the accounts receivable in exchange for proceeds from a trust (other than our retained beneficial interest in such accounts receivable).

     We recognize gains or losses on this type of transaction as Other income or expense. The gains or losses partly depend on the previous carrying amount of the accounts receivable transferred. We allocate this amount to accounts receivable sold or our retained interest according to their relative fair values on the day the transfer is made.

Bell Canada Enterprises  58  2002 Annual Report

Notes to Consolidated Financial Statements

Note 1 SIGNIFICANT ACCOUNTING POLICIES continued

     We determine fair value based on the present value of future expected cash flows. Cash flows are projected using management’s best estimates of key assumptions, such as discount rates, weighted-average life of accounts receivable and credit loss ratios. The accounts receivable are transferred on a fully serviced basis. As a result, we:

•	recognize a servicing liability on the date the accounts receivable are transferred to the trust

•	amortize this liability to earnings over the expected life of the transferred accounts receivable.

CAPITAL ASSETS

We carry capital assets at cost less accumulated amortization. In general, we use the straight-line method to amortize capital assets. We base the rates on the estimated useful life of the asset.

Estimated useful life

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Finite-life intangible assets	3 years

     Most of our capital assets are amortized using composite group depreciation methodology. When we retire a portion of these assets in the ordinary course of business, we charge their original cost to accumulated amortization. Each year, we review the estimate of the useful life of the assets.

     Software is our only significant finite-life intangible asset.

     We assess the impairment of capital assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate the impairment by deducting the net recoverable amount of the assets (based on estimates of undiscounted future cash flows) from their carrying value. This amount is deducted from earnings.

SUBSCRIBER ACQUISITION COSTS

The costs of acquiring subscribers are classified in assets as short or long term, as appropriate. We account for these costs as follows:

•	we defer and amortize the costs of acquiring Direct-to-Home (DTH) satellite service subscribers into earnings over three years

•	we defer and amortize the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months

•	we expense all other subscriber acquisition costs as they are incurred.

     The costs we defer and amortize consist mainly of hardware subsidies.

ISSUING DEBT

The costs of issuing debt are recorded as an increase in other long-term assets and are amortized on a straight-line basis over the term of the related debt.

INDEFINITE-LIFE INTANGIBLE ASSETS

Effective January 1, 2002, we no longer amortize indefinite-life intangible assets.

     We assess the impairment of these assets each year and when events or changes in circumstances indicate that an asset might be impaired. We calculate the impairment by deducting the fair value of the asset (based on estimates of discounted future cash flows) from its carrying value. This amount is deducted from earnings.

GOODWILL

Effective January 1, 2002, we no longer amortize goodwill. Instead, we are required to assess the impairment of goodwill of individual reporting units each year and when events or changes in circumstances indicate that goodwill might be impaired. Please see Note 1, Significant accounting policies – Recent changes to accounting standards, for more information.

     We assess impairment of goodwill in two steps:

•	we identify a potential impairment by comparing their fair values (based on estimates of discounted future cash flows or other valuation methods) of a reporting unit to its carrying value. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value of the reporting unit to all of its assets and liabilities, based on the fair value. The amount by which the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.

•	we determine if there is an impairment by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Goodwill
 Goodwill is created when we acquire businesses. It is calculated by deducting the fair value of the identifiable net assets acquired from the cost of the investment. Goodwill represents the value of factors that are expected to contribute to a greater earnings power, such as a good reputation, customer loyalty or intellectual capital.

TRANSLATION OF FOREIGN CURRENCIES

The way we account for a foreign operation depends on whether the operation is self-sustaining or integrated. Self-sustaining foreign operations are largely independent of the parent company. Integrated foreign operations depend on the parent company to finance or run their operations.

Self-sustaining foreign operations
 For self-sustaining foreign operations, we use:

•	the exchange rates in effect on the date of the balance sheet for assets and liabilities

•	the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize an appropriate portion of the currency translation adjustment in earnings.

Bell Canada Enterprises  59  2002 Annual Report

Notes to Consolidated Financial Statements

Note 1 SIGNIFICANT ACCOUNTING POLICIES continued

Integrated foreign operations
 For integrated foreign operations, we use:

•	the exchange rates on the date of the balance sheet for monetary assets and liabilities (for example, cash, accounts receivable and payable, and long-term debt)

•	the historical exchange rates for non-monetary assets and liabilities (for example, capital assets)

•	the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are reflected in earnings.

Domestic transactions and balances in foreign currencies
 For domestic transactions made in foreign currencies, we use:

•	the exchange rates on the date of the balance sheet for monetary assets and liabilities

•	the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are reflected in earnings.

DERIVATIVE FINANCIAL INSTRUMENTS

We use various derivative financial instruments to hedge against:

•	interest rate risk

•	foreign exchange rate risk

•	movements in BCE Inc. share price and the impact on equity price risk related to special compensation payments (SCPs).

     We expect that the derivatives we use will generate sufficient cash flows, gains or losses to offset these risks. We do not use derivative financial instruments to speculate.

     We describe the derivatives we use and how we account for them below. Please see Note 17, Financial instruments, for more information about derivatives. Please see Note 19, Stock-based compensation plans, for more information about SCPs.

     We formally document all relationships between hedging instruments and hedged items, and our risk management objective and strategy for using various hedges. This process includes linking all derivatives to:

•	specific assets and liabilities on the balance sheet, or

•	specific net investments in self-sustaining foreign operations, or

•	specific firm commitments, or

•	forecasted transactions.

     We formally assess how effective derivatives are in managing risk when the hedge is put in place and on an ongoing basis.

     We follow these policies when accounting for derivatives:

•	deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item or anticipated transaction is ended early or sold

•	gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the hedged transaction occurs

•	derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value. We record the change in fair value through earnings

•	any premiums paid for financial instrument contracts are deferred and expensed to earnings over the period of the contract.

     The following is a description of our policies for specific types of derivatives.

Interest rate swap agreements
 We use interest rate swap agreements to help manage the fixed and floating interest rate mix of:

•	our total debt portfolio

•	preferred shares.

     These agreements often involve exchanging payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt or dividends declared on the preferred shares. We include the related amount payable or receivable from counterparties as an adjustment to accrued assets or liabilities.

Foreign currency swap agreements
 We use foreign currency swap agreements to manage the exchange rate exposure of some of our debt that is denominated in foreign currencies.

     We designate these agreements as hedges of firm commitments to pay interest and principal on the foreign currency risk. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item.

Forward contracts
 We use forward contracts to:

•	hedge net investments in self-sustaining foreign operations. We defer gains and losses on these instruments in other assets or liabilities and report them as part of the currency translation adjustment in shareholders’ equity

•	manage equity price risk exposure related to SCPs. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in other assets or liabilities.

EMPLOYEE BENEFIT PLANS

We maintain non-contributory defined benefit plans. These plans provide for pensions for almost all of our employees. The benefits are based on the employee’s length of service and rate of pay.

     The plans also provide other post-employment and retirement benefits, including:

•	healthcare and life insurance benefits at retirement

•	various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependents, from the time their employment ends until their retirement starts, under certain circumstances.

     We accrue our obligations under employee benefit plans and related costs, net of the fair value of plan assets. Actuaries determine pension costs and other retirement benefits using:

•	the projected benefit method, prorated on years of service

•	management’s best estimate of the plan’s expected investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

     We use a market-related value approach to:

•	value pension plan assets at fair value

•	calculate the expected return on plan assets.

Bell Canada Enterprises  60  2002 Annual Report

Notes to Consolidated Financial Statements

Note 1 SIGNIFICANT ACCOUNTING POLICIES continued

     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the date of the amendment. We deduct 10% of the benefit obligation or the fair value of plan assets, whichever is greater, from the net actuarial gain or loss, and amortize the excess over the average remaining service period of active employees.

     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.

     Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits.

Curtailment
 A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include:

•	a reduction in the expected number of years of future service of active employees

•	the elimination of the right to earn defined benefits for some or all of the future service of employees.

Settlement
 A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

INCOME TAXES

We use the asset and liability method on all transactions recorded in the consolidated financial statements. Future income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes. We calculate future income taxes using the rates and provisions in enacted and substantively enacted tax law.

Tax laws
 A tax law is substantively enacted when it has been tabled in Parliament but has not necessarily been passed into law.

STOCK-BASED COMPENSATION PLANS

BCE Inc.’s stock-based compensation plans primarily include employee savings plans (ESPs) and long-term incentive programs. Before 2000, these plans sometimes included SCPs. Please see Note 19, Stock-based compensation plans, for more information.

     We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions BCE Inc. makes under the ESPs as a compensation expense. We also recognize a compensation expense relating to SCPs.

RECENT CHANGES TO ACCOUNTING STANDARDS

Business combinations, goodwill and other intangible assets
 The CICA issued a new section in the CICA Handbook, section 1581, Business Combinations, which came into effect on July 1, 2001. It requires us to use the purchase method to account for all business combinations.

     The CICA issued a new section in the CICA Handbook, section 3062, Goodwill and Other Intangible Assets, which came into effect on January 1, 2002. It requires that goodwill and indefinite-life intangible assets:

•	no longer be amortized to earnings

•	be assessed for impairment each year according to the new standards. This included a transitional test that required any impairment to be charged to opening retained earnings in the year of adoption.

     As a result, we allocated our existing goodwill to our reporting units. We also conducted a quantitative assessment of how the transitional test would affect our financial statements.

     Under the transitional provisions, we charged an impairment of $8,180 million to opening retained earnings as of January 1, 2002. This related to impaired goodwill of reporting units in Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Foreign currency translation
 Effective January 1, 2002, we adopted the revised recommendations in section 1650 of the CICA Handbook, Foreign Currency Translation. These standards require us to include all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies in earnings for the year. This includes gains and losses on long-term monetary assets and liabilities, such as long-term debt, which we previously deferred and amortized on a straight-line basis over the remaining life of the related items.

     We applied these amendments retroactively and restated prior periods.

     On January 1, 2002, this resulted in:

•	a decrease of $288 million in long-term assets

•	an increase of $27 million in future income taxes

•	a decrease of $70 million in non-controlling interest

•	a decrease of $191 million in retained earnings.

Stock-based compensation and other stock-based payments
 Effective January 1, 2002, we adopted the new recommendations of section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services.

     The standards require us to use a fair value-based method for certain awards granted on or after January 1, 2002. These include:

•	all stock-based awards to non-employees

•	direct awards of stock and stock appreciation rights to employees

•	awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

Bell Canada Enterprises  61  2002 Annual Report

Notes to Consolidated Financial Statements

Note 1 SIGNIFICANT ACCOUNTING POLICIES continued

     Upon adoption, we elected to account for employee stock options by measuring the compensation cost of options at the date of grant(1). This is the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the amount an employee must pay to buy the common shares.

(1)	In December 2002, we announced that effective January 1, 2003, we will account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using a Black-Scholes option pricing model. As a result of applying this new accounting policy, we expect to record additional operating expenses of approximately $40 million to $55 million in 2003, which represent an impact of approximately $0.04 to $0.05 on net earnings per share.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Impairment of long-lived assets
 The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061, Property, plant and equipment.

     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

     This section comes into effect in 2004 for BCE, but the CICA encourages companies to start using the new standard before then. We do not expect that adopting this standard will affect our consolidated financial statements.

Disposal of long-lived assets and discontinued operations
 The CICA recently issued a new section in the CICA Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This section comes into effect for disposal activities started on or after May 1, 2003, but the CICA encourages companies to start using the new standard before then. We do not expect that adopting this standard will affect our consolidated financial statements.

Disclosure of guarantees
 In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties. This guideline will come into effect for BCE’s first quarter of 2003. Please see Note 21, Contractual obligations, commercial commitments and contingencies, for more information on guarantees.

Consolidation of special purpose entities
 In August 2002, the CICA issued a draft accounting guideline titled Consolidation of special purpose entities. The final guideline is expected to be consistent, in all material respects, with the recently issued U.S. guidance (see Note 23), although the implementation date has not yet been determined. We are currently evaluating the impact of this draft guideline on our financial statements.

Asset retirement obligations
 The CICA recently approved the issuance of a new section in the CICA Handbook, section 3310, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect in 2004 for BCE. We are currently evaluating the impact of this standard on our financial statements.

Note 2 SEGMENTED INFORMATION

We operate under four segments, the Bell Canada segment, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance.

Bell Canada Segment – provides communications services to residential and business customers. It is Canada’s leading provider of wireline and wireless voice and data communications, high-speed and wireless Internet access, DTH satellite television services and Internet Protocol (IP)/broadband services. It also provided print and electronic directory services until it sold this business in November 2002. Please see Note 3, Business acquisitions and dispositions – Sale of directories business, for more information.

Bell Canada Enterprises  62  2002 Annual Report

Notes to Consolidated Financial Statements

Note 2 SEGMENTED INFORMATION continued

     This segment represents the consolidation of Bell Canada Holdings Inc. (BCH) with Bell Canada and its consolidated subsidiaries and other entities. These include Bell Mobility Inc., BCE Nexxia Inc. (which carries on business under the name Bell Nexxia), Bell ActiMedia Inc., Bell Distribution Inc., Certen Inc., a 53% interest in Aliant Inc. (Aliant), a 60% interest in Bell West Inc. (Bell West) and Bell ExpressVu Limited Partnership (Bell ExpressVu).

     BCE Inc. now owns 100% of BCH, which owns 100% of Bell Canada. Please see Note 3, Business acquisitions and dispositions – Repurchase of SBC’s 20% interest in BCH, for details about BCE Inc.’s repurchase of SBC Communications Inc.’s (SBC) 20% interest in BCH in 2002.

Bell Globemedia Inc. (Bell Globemedia) – provides information and entertainment services to Canadian customers, as well as access to distinctive Canadian content.

     This segment represents the consolidation of CTV Inc. (CTV), The Globe and Mail, Bell Globemedia Interactive and other media interests. BCE Inc. owns 70.1% of Bell Globemedia. The Thomson Corporation owns 20%, and The Woodbridge Company Limited owns 9.9%.

BCE Emergis Inc. (BCE Emergis) – provides eBusiness services that automate transactions between companies and allows them to interact and transact in real-time. It focuses on claims processing, electronic bill presentment and payment services for the finance services and health industries. BCE Inc. owns approximately 65% of BCE Emergis. The remaining common shares are publicly held.

BCE Ventures – consists of our interests in Telesat Canada (Telesat), CGI Group Inc. (CGI) and other investments.

     The accounting policies of the segments are the same as those we describe in Note 1, Significant accounting policies. Segments negotiate sales between each other as if they were unrelated parties.

     We measure the profitability of each segment based on its contribution to consolidated net earnings.

GEOGRAPHIC INFORMATION

The table below shows financial information by geographic area. The geographic areas are based on where the selling organization, capital assets and goodwill are located.

For the year ended December 31	2002		2001		2000

	Revenues	Capital	Revenues	Capital	Revenues	Capital
	from	assets	from	assets	from	assets
	external	and	external	and	external	and
	customers	goodwill	customers	goodwill	customers	goodwill

Canada	18,766	29,403	18,402	29,527	16,039	25,218
United States	771	964	684	6,201	493	10,169
Other foreign countries	231	376	254	6,181	136	3,218

Total	19,768	30,743	19,340	41,909	16,668	38,605

BUSINESS SEGMENTS

The table below is a summary of financial information by segment.

		Bell			Corpo-	BCE
	Bell	Globe-	BCE	BCE	rate and	Consoli-
	Canada	media	Emergis	Ventures	other (a)	dated

For the year ended December 31, 2002
Operating revenues
External customers	17,318	1,246	399	796	9	19,768
Inter-segment	171	44	141	268	(624)	–

Total operating revenues	17,489	1,290	540	1,064	(615)	19,768
Operating expenses	10,200	1,110	510	775	(449)	12,146
Amortization expense	2,935	67	66	122	(44)	3,146
Net benefit plans (credit) expense	(38)	3	2	–	–	(33)
Restructuring and other charges	675	–	119	–	93	887

Operating income (loss)	3,717	110	(157)	167	(215)	3,622
Interest income	42	–	3	2	18	65
Interest expense	1,145	39	4	35	(62)	1,161
Equity in net earnings (losses) of significantly influenced companies	(3)	1	–	–	16	14
Goodwill impairment charge	55	715	–	–	–	770
Income tax recovery (expense)	(1,637)	(34)	44	(65)	99	(1,593)
Earnings (loss) from continuing operations (b)	2,423	(492)	(51)	131	(113)	1,898

Segment assets	33,817	3,238	926	2,554	(972)	39,563
Capital expenditures	3,428	47	24	232	40	3,771
Transitional goodwill impairment charge	–	953	183	–	7,516	8,652
Goodwill acquired through business combinations	5,458	–	–	14	–	5,472

For the year ended December 31, 2001
Operating revenues
External customers	17,038	1,175	451	670	6	19,340
Inter-segment	164	28	205	374	(771)	–

Total operating revenues	17,202	1,203	656	1,044	(765)	19,340
Operating expenses	10,326	1,095	529	754	(606)	12,098
Amortization expense	2,934	265	452	152	23	3,826
Net benefit plans (credit) expense	(128)	1	–	–	6	(121)
Restructuring and other charges	975	5	–	–	–	980

Operating income (loss)	3,095	(163)	(325)	138	(188)	2,557
Interest income	11	2	5	5	90	113
Interest expense	1,118	35	33	64	(194)	1,056
Equity in net losses of significantly influenced companies	(26)	(4)	–	–	11	(19)
Income tax expense	(866)	(15)	(21)	(27)	(830)	(1,759)
Earnings (loss) from continuing operations (b)	663	(150)	(281)	270	3,069	3,571

Segment assets	26,859	5,139	1,107	8,232	12,737	54,074
Capital expenditures	4,632	114	58	120	75	4,999

Bell Canada Enterprises  63  2002 Annual Report

Notes to Consolidated Financial Statements

Note 2 SEGMENTED INFORMATION continued

Business segments continued

		Bell			Corpo-	BCE
	Bell	Globe-	BCE	BCE	rate and	Consoli-
	Canada	media	Emergis	Ventures	other (a)	dated

For the year ended December 31, 2000
Operating revenues	15,800	98	468	939	(637)	16,668
Operating expenses	9,280	106	393	742	(568)	9,953
Amortization expense	2,829	7	346	160	10	3,352
Net benefit plans credit	(109)	–	–	–	–	(109)

Operating income (loss)	3,800	(15)	(271)	37	(79)	3,472
Interest income	14	1	6	7	124	152
Interest expense	1,028	4	36	80	(213)	935
Equity in net earnings (losses) of significantly influenced companies	3	15	–	(9)	–	9
Income tax recovery (expense)	(1,238)	(7)	6	10	(109)	(1,338)
Earnings (loss) from continuing operations (b)	987	(78)	(209)	66	207	973

(a)	This includes eliminations of revenues between segments and discontinued operations.

(b)	This represents each segment’s contribution to consolidated net earnings.

Note 3 BUSINESS ACQUISITIONS AND DISPOSITIONS

All of the acquisitions described in this note have been accounted for using the purchase method of accounting. The consolidated statements of operations include the results of the acquired businesses from the date of acquisition.

2002

Repurchase of SBC’s 20% interest in BCH
 On June 28, 2002, BCE Inc., BCH and entities controlled by SBC entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% interest in BCH for $6.32 billion. Under these agreements, BCH bought for cancellation a portion of its outstanding shares from SBC on June 28, 2002 for $1.33 billion in cash. This increased BCE Inc.’s ownership in BCH to 83.5%. BCE Inc. completed the repurchase of SBC’s remaining 16.5% interest in BCH on December 2, 2002 for $4.99 billion in cash.

     We have preliminarily allocated $5.4 billion to goodwill, which is the amount of the purchase price that exceeds the carrying value of the 20% interest in BCH. The purchase price allocation will be completed in 2003, and this amount will be reallocated to BCH’s individual net assets, including intangibles, based on a valuation of those assets. Any excess will remain in goodwill.

Sale of directories business
 On November 29, 2002, Bell Canada and certain affiliates completed the sale of their print and electronic directories business for approximately $3 billion in cash. As a result, we recorded a pre-tax gain on the sale of $2.3 billion. The buyers own an approximate 90% equity interest of an acquisition vehicle that holds the directories business. Bell Canada indirectly acquired an approximate 10% interest in the acquisition vehicle for approximately $91 million, which is accounted for under the cost method.

Creation of Bell West Inc.
 In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS) created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with Bell Canada’s and MTS’ investment in Bell Intrigna Inc. Bell West provides telecommunications services in those two provinces and operates under the Bell brand.

     As a result of this transaction, Bell Canada owns 60% of Bell West and MTS owns 40%. The terms of the agreement between Bell Canada and MTS also include certain put and call options relating to MTS’ 40% ownership of Bell West. Please see Note 21, Contractual obligations, commercial commitments and contingencies, for details.

     MTS is approximately 22% owned by Bell Canada and is a related party.

Creation of the Bell Nordiq Income Fund
 In April 2002, Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The Fund acquired a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership from Bell Canada. Bell Canada retains management control over both partnerships and holds an approximate 63% interest in the partnerships. Bell Canada received gross proceeds of $324 million and recorded a pre-tax gain of $222 million on this transaction.

2001

Creation of Bell Globemedia
 On January 9, 2001, BCE created Bell Globemedia by transferring its interests in CTV, Sympatico-Lycos and other media interests to Bell Globemedia. Other parties contributed $385 million in cash and The Globe and Mail. We accounted for this transaction at fair value and recognized a $33 million gain on reduction of ownership in subsidiary companies. We allocated the purchase price to tangible assets ($172 million), liabilities ($63 million) and goodwill ($668 million).

Acquisition of CFCF-TV, CKY-TV and The Comedy Network
 In December 2001, Bell Globemedia acquired 29.9% of The Comedy Network for approximately $36 million, bringing its total interest to 95.0%.

     In November 2001, Bell Globemedia completed the acquisition of Report on Business Tv from affiliates of The Thomson Corporation, under a previous agreement, whereby Bell Globemedia had recorded an amount receivable of $60 million on its balance sheet, with an effective purchase price of $61 million.

     Effective September 1, 2001, Bell Globemedia completed the acquisitions of two CTV-affiliated television stations, CFCF-TV in Montreal and CKY-TV in Winnipeg, for a total of approximately $183 million in cash.

     We allocated the total purchase price to tangible assets ($45 million), liabilities ($42 million, including $34 million of benefits and other costs payable on the acquisition), and goodwill and other intangible assets ($277 million).

Bell Canada Enterprises  64  2002 Annual Report

Notes to Consolidated Financial Statements

Note 3 BUSINESS ACQUISITIONS AND DISPOSITIONS continued

Sale of Sportsnet
 In November 2001, Bell Globemedia completed the sale of its 40% interest in Sportsnet for a total of approximately $138 million in cash. No gain or loss was recognized on the sale.

Acquisition of Telet and Americel
 On March 13, 2001, Telecom Américas Ltd. (Telecom Américas), a joint venture of BCI, announced agreements to acquire an additional economic interest of approximately 65% in each of the Brazilian cellular companies, Telet S.A. (Telet) and Americel S.A. (Americel), for a total of approximately US$580 million. This acquisition was intended to increase Telecom Américas’ economic interest to approximately 81% in both companies. In 2001, Telecom Américas bought an additional 60% interest in Telet and Americel for approximately US$545 million.

Investment in Algar Telecom Leste
 On March 27, 2001, Telecom Américas invested $470 million in Algar Telecom Leste S.A (ATL), increasing its economic interest in ATL to 59% from 50%. As a result of this transaction, BCI indirectly invested $208 million in ATL and increased its economic interest to 24.6% from 22.1%. We allocated BCI’s proportionate interest of the purchase price to tangible assets ($483 million), liabilities ($360 million) and goodwill ($85 million). Effective March 27, 2001, we changed how we account for ATL from proportionate consolidation to full consolidation.

Acquisition of Tess S.A
 On April 9, 2001, Telecom Américas closed its agreement to acquire a 100% interest in Tess S.A. for a total of approximately US$950 million or $1,480 million. The purchase price included US$319 million in cash and US$631 million in notes payable, which had a fair value of US$571 million. The effective purchase price was US$890 million. We allocated BCI’s proportionate interest of the purchase price of $617 million to tangible assets ($793 million), liabilities ($638 million) and goodwill ($462 million).

Acquisition of IMRglobal
 On July 27, 2001, CGI acquired all of the outstanding common shares of IMRglobal Corp. for a total of $553 million, based on 1.5974 Class A subordinate shares of CGI for each IMRglobal Corp. common share. We allocated the total purchase price to tangible assets ($165 million), liabilities ($191 million) and goodwill ($579 million).

Acquisition of Techtel
 On August 31, 2001, Telecom Américas acquired a 60% economic interest in Techtel-LMDS Comunicaciones Interativas, S.A. (Techtel), for a total of US$210 million. América Móvil S.A. de C.V. (América Móvil) contributed its investment in Techtel to Telecom Américas in exchange for shares, based on the September 25, 2000 joint venture agreement.

     As a result of this transaction, BCI effectively acquired a 25% economic interest in Techtel for $135 million (US$88 million). We allocated BCI’s proportionate interest of the purchase price to tangible assets ($112 million), liabilities ($72 million) and goodwill ($95 million). Please see in Note 3, Business acquisitions and dispositions – Creation of Telecom Américas, for more information about the September 25, 2000 agreement.

2000

Investment in Aliant
 In January 2000, we increased our ownership in Aliant to approximately 53% from approximately 41% for $435 million in cash. Aliant is a provider of telecommunications services, as well as information technology, remote communications services and Internet-based solutions. We allocated the purchase price to tangible assets ($2,885 million), liabilities ($2,757 million) and goodwill ($307 million).

Acquisition of CTV
 In April 2000, we completed the acquisition of all of the outstanding common shares of CTV, including those held by Electrohome Broadcasting Inc., for approximately $2.3 billion in cash. CTV, including its subsidiary NetStar Communications Inc., is a conventional and specialty broadcaster with a local presence across Canada.

     The CTV shares were transferred to a trustee until the Canadian Radio-television and Telecommunications Commission (CRTC) and other regulatory bodies approved the acquisition on December 7, 2000. During this period, we accounted for the investment in CTV using the equity method. Starting in December 2000, our results reflect the consolidation of CTV.

     As part of the CRTC approval process, by 2007 we are required to spend 10% of the value of the transaction – or approximately $230 million – on initiatives that will benefit the Canadian broadcasting industry. We have included these initiatives in the purchase price of the acquisition of CTV, bringing the total purchase price to approximately $2.5 billion. We allocated the purchase price to tangible assets ($1.7 billion), liabilities ($1.1 billion) and goodwill ($1.9 billion).

Acquisition of Teleglobe
 On November 1, 2000, we completed the acquisition of all of the outstanding common shares of Teleglobe that we did not already own. The total purchase price of $7.4 billion consisted of $240 million in cash and $7.2 billion in BCE Inc. common shares. Approximately 174 million BCE Inc. common shares were issued at $41.20 per common share. This price was the average of the high and low market value of the shares on November 1, 2000.

     We allocated the purchase price to tangible assets ($3.7 billion), liabilities ($4.4 billion) and goodwill ($8.1 billion). As a result of finalizing the purchase price allocation and Teleglobe’s 2000 year-end financial statements, we recorded a charge of $60 million relating to our share of asset write-downs and one-time charges that Teleglobe recorded in the fourth quarter of 2000.

     We sold our interest in Teleglobe in 2002. Please see Note 8, Discontinued operations, for more information.

Acquisition of UP&UP
 On March 24, 2000, BCE Emergis completed the acquisition of all of the outstanding shares of United Payors & United Providers, Inc. (UP&UP). UP&UP provides health claims processing services in the United States. The total purchase price was approximately $824 million in cash, subject to adjustments. We allocated the purchase price to tangible assets ($183 million), liabilities ($23 million) and goodwill ($664 million).

Bell Canada Enterprises  65  2002 Annual Report

Notes to Consolidated Financial Statements

Note 3 BUSINESS ACQUISITIONS AND DISPOSITIONS continued

Creation of Telecom Américas
 On November 16, 2000, BCI, América Móvil and SBC International, Inc. announced that they were closing their September 25, 2000 joint venture agreement and forming Telecom Américas.

     Telefonos de Mexico S.A. de C.V., one of the parties to the September 25, 2000 agreement, later assigned its rights to América Móvil. América Móvil now holds the cellular operations and most of the international investments of Telefonos de Mexico S.A. de C.V.

     BCI and América Móvil each initially held a 44.3% interest in Telecom Américas. SBC International held an 11.4% interest.

     Telecom Américas’ initial capitalization was approximately US$4 billion and included:

•	the Latin American assets of BCI (not including Vésper S.A., Vésper São Paulo S.A. and the Internet service provider, Vento Ltda. (collectively, the Vésper companies) and Axtel S.A. de C.V. of Mexico)

•	América Móvil’s and SBC International’s investments in the Brazilian wireless company ATL-Algar Telecom Leste S.A (ATL).

     BCI sold its interest in Telecom Américas in 2002. Please see Note 8, Discontinued operations, for more information.

Note 4 RESTRUCTURING AND OTHER CHARGES

2002

Streamlining at Bell Canada and other charges
 Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after-tax). This charge represented restructuring charges of $232 million and other charges of $70 million.

     The restructuring charges were primarily from streamlining Bell Canada’s management, line and other support functions, and included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. This is expected to be completed in 2003.

     Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years that were identified during the year.

     At December 31, 2002, $111 million of the restructuring provision remained unpaid.

Write-off of deferred costs
 BCE Inc. recorded a pre-tax charge of $93 million ($61 million after-tax) in the fourth quarter of 2002. This charge represented a write-off of deferred costs relating to various convergence initiatives after an analysis indicated that it is unlikely that these costs will be recovered.

Pay equity settlement
 On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.

     As a result of the settlement, Bell Canada recorded a one-time charge of $79 million in the third quarter of 2002. BCE’s share was $37 million on an after-tax basis. The one-time charge is equal to the $128 million cash payout, net of a previously recorded provision. We are deferring and amortizing the pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s accounts receivable
 Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and that permits a more accurate determination of the validity of customer balances owed to Bell Canada. This analysis indicated that as at June 30, 2002 a write-down of accounts receivable amounting to $272 million (BCE’s share is $142 million on an after-tax basis) was appropriate.

     As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990s.

Streamlining at BCE Emergis
 BCE Emergis recorded a pre-tax charge of $119 million in the second quarter of 2002. BCE’s share was $63 million on an after-tax basis. This pre-tax charge represented restructuring charges of $95 million and other charges of $24 million that were related to the write-off of certain assets, severance and other employee costs, contract settlements and costs of leased properties no longer in use, and was reduced by the proceeds of disposition of certain exited activities. All of these charges were primarily from streamlining BCE Emergis’ services and reducing its operating cost structure. At December 31, 2002, $23 million of the restructuring provision remained unpaid.

2001

Streamlining the Bell Canada segment
 The Bell Canada segment recorded pre-tax charges totalling $975 million in the first and fourth quarters of 2001. BCE’s share was $461 million on an after-tax basis. These charges represented restructuring charges of $555 million and other charges of $420 million.

     The restructuring charges were from the Bell Canada segment’s streamlining initiatives and included employee severance for approximately 4,700 employees, enhanced pension benefits and other employee costs. The restructuring programs were completed in 2002.

     Other charges consisted of the write-down of Bell Mobility’s wireless capital assets, in particular, its analogue networks, paging networks and PCS base stations.

Note 5 OTHER INCOME

For the year ended December 31	2002	2001	2000

Net gains on investments	2,427	4,044	–
Foreign currency gains (losses)	36	(83)	(34)
Other	5	54	131

Total other income	2,468	4,015	97

Bell Canada Enterprises  66  2002 Annual Report

Notes to Consolidated Financial Statements

Note 5 OTHER INCOME continued

2002

Net gains on investments were primarily from:

•	selling the directories business ($2.3 billion)

•	selling a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created ($222 million)

•	writing down our portfolio investment in Nortel Networks Corporation (Nortel Networks) ($98 million).

     Included in Other is a $30 million write-down of deferred debt issuance costs relating to the early retirement of credit facilities.

2001

Net gains on investments were primarily from:

•	settling short-term forward contracts on approximately 47.9 million Nortel Networks common shares and selling the same number of Nortel Networks common shares ($3.7 billion)

•	the issuance of shares by CGI, Aliant and BCE Emergis to third parties relating to business acquisitions and public offerings ($265 million).

Note 6 INTEREST EXPENSE

For the year ended December 31	2002	2001	2000

Interest expense on long-term debt	1,041	952	737
Interest expense on other debt	120	104	198

Total interest expense	1,161	1,056	935

Note 7 INCOME TAXES

The table below is a reconciliation of income taxes at Canadian statutory rates of 37.4% in 2002, 40.1% in 2001 and 41.9% in 2000, and the amount of reported income taxes.

For the year ended December 31	2002	2001	2000

Income taxes computed at statutory rates	1,555	2,206	1,072
Gains on reduction of ownership in subsidiaries and joint ventures	(18)	(144)	(2)
Losses not tax affected	15	23	15
Equity in net losses (earnings) of significantly influenced companies	(22)	4	(40)
Net gains on disposal of investments	(294)	(766)	(210)
Difference between Canadian statutory rates and those applicable to subsidiaries	37	12	222
Large corporations tax	31	33	17
Reduction in Canadian statutory rate	(3)	48	48
Goodwill amortization	–	297	208
Goodwill impairment	289	–	–
Other	3	46	8

Total income tax expense	1,593	1,759	1,338

     The table below shows the significant components of the provision for income taxes attributable to continuing operations.

For the year ended December 31	2002	2001	2000

Current income taxes	991	1,590	1,390
Future income taxes
Recognition of loss carryforwards	(303)	333	(229)
Tax rate changes	(9)	59	59
Change in temporary differences and other	914	(223)	118

Total income tax expense	1,593	1,759	1,338

     The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes as well as tax loss carryforwards.

At December 31	2002	2001

Non-capital loss carryforwards	873	813
Capital loss carryforwards	25	32
Capital assets	(51)	62
Employee benefit plans	(257)	(275)
Investment tax credits	(40)	(63)
Investments	42	71
Other	(608)	(434)

Net future income taxes	(16)	206

Future income taxes are composed of:
Future income tax asset – current portion	124	99
Future income tax asset – long-term portion	675	1,031
Future income tax liability – long-term	(815)	(924)

Net future income taxes	(16)	206

At December 31, 2002, BCE Inc. had the following non-capital loss carryforwards:

•	approximately $2,593 million for which we recognized a future tax asset of $873 million for financial reporting purposes. $2,404 million expires in varying annual amounts through 2009. $189 million expires in varying annual amounts between 2010 and 2022

•	approximately $164 million for which no future tax asset has been recognized for financial reporting purposes. $61 million expires in varying annual amounts through 2009. $103 million expires in varying annual amounts between 2010 and 2022.

At December 31, 2002, BCE Inc. had the following capital loss carryforwards:

•	approximately $147 million that can be carried forward indefinitely, for which we recognized a future tax asset of $25 million for financial reporting purposes

•	approximately $4,098 million that can be carried forward indefinitely, for which no future tax asset has been recognized for financial reporting purposes.

Bell Canada Enterprises  67  2002 Annual Report

Notes to Consolidated Financial Statements

Note 8 DISCONTINUED OPERATIONS

For the year ended December 31	2002	2001	2000

Teleglobe	893	(2,810)	(359)
BCI	(316)	(247)	116
Nortel Networks	–	–	4,055

Net earnings (loss) from discontinued operations	577	(3,057)	3,812

TELEGLOBE

Teleglobe provided international voice and data telecommunications services. Until the second quarter of 2002, it also provided retail telecommunications services through its investment in the Excel Communications group (Excel). These services included long distance, paging and Internet services to residential and business customers in North America.

     Teleglobe’s results of operations include an impairment charge of $2,049 million that was recorded in the first quarter of 2001 after it completed an assessment of the carrying value of its investment in Excel.

Our exit from Teleglobe
 On April 24, 2002, BCE Inc. announced that it would stop providing long-term funding to Teleglobe. This decision was based on a number of factors, including:

•	a revised business plan and outlook for the principal operating segment of Teleglobe and associated funding requirements

•	a revised assessment of its prospects

•	a comprehensive analysis of the state of its industry.

     In light of this decision, Teleglobe announced that it would explore a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all of the Teleglobe board members who were affiliated with BCE Inc. resigned from the Teleglobe board.

     In effect, these events resulted in BCE Inc. exiting the Teleglobe business and the eventual material reduction in our approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. As a result, effective April 24, 2002 we reclassified Teleglobe’s financial results as a discontinued operation.

     Our management completed its assessment of the net realizable value of our interest in the net assets of Teleglobe and determined it to be zero. This resulted in a loss from discontinued operations of $73 million in the second quarter of 2002. This loss is in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002, which was required by the transitional provisions of the new CICA Handbook section 3062. Please see Note 1, Significant accounting policies, for more information about the transitional provisions.

Significant developments
 On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business. Effective November 30, 2002, BCE Inc.’s debtor-in-possession and employee severance and retention facilities were fully repaid by Teleglobe and terminated.

     On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount. The sale triggered approximately $10 billion of capital losses for tax purposes. We recorded a gain of $1,042 million, relating primarily to the tax benefit from:

•	reinstating non-capital loss carryforwards that were previously used to offset gains incurred on the transactions related to the disposition of Nortel Networks shares in 2001

•	applying a portion of the capital losses against the gain on the sale of the directories business in 2002.

     The tax benefit associated with the unused capital losses has not been reflected in these financial statements.

Change in how we account for Teleglobe
 Effective May 15, 2002, we stopped consolidating Teleglobe’s financial results and started accounting for the investment at cost. We made this change because:

•	our management did not expect to realize any future economic benefits from our approximate 96% economic and voting interest in Teleglobe

•	we had not guaranteed any of Teleglobe’s obligations

•	we stopped providing long-term funding to Teleglobe.

     Our interest in Teleglobe’s net assets on May 15, 2002 included:

•	current assets of $1.4 billion

•	non-current assets of $4.3 billion

•	current liabilities of $3.6 billion

•	non-current liabilities of $2.1 billion.

     Please see Note 21, Contractual obligations, commercial commitments and contingencies, for information about the lending syndicate lawsuit filed against BCE Inc.

BCI

Before selling its interest in Telecom Américas, BCI developed and operated communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, we adopted a formal plan to dispose of our operations in BCI. As a result, we have reported BCI’s results as a discontinued operation.

BCI’s plan of arrangement
 BCI completed the sale of its interest in Telecom Américas in July 2002. BCI held most of its investments through Telecom Américas.

     BCI will be liquidated once all of its assets have been disposed of and all claims against it have been determined. A final distribution will be made to BCI’s creditors and shareholders with the approval of the court.

Change in how we account for BCI
 Effective June 30, 2002, we stopped consolidating BCI’s financial results and started accounting for the investment at cost. We recorded a charge of $316 million in 2002 ($191 million in the second quarter and $125 million in the fourth quarter). This represents a write-down of our investment in BCI to our estimate of its net realizable value at that time.

NORTEL NETWORKS

Discontinued operations in 2000 include our share of Nortel Networks’ net earnings and gains on the reduction of our ownership in Nortel Networks ($4.2 billion).

     In May 2000, we distributed an approximate 35% interest in Nortel Networks to BCE Inc. common shareholders. BCE Inc. common shareholders received approximately 1.57 post-split common shares of Nortel Networks for each common share

Bell Canada Enterprises  68  2002 Annual Report

Notes to Consolidated Financial Statements

Note 8 DISCONTINUED OPERATIONS continued

of BCE Inc. they held. We recorded this transaction as a distribution (dividend) to shareholders at the pro-rata carrying value of BCE Inc.’s approximate 37% interest in Nortel Networks before the distribution. This resulted in:

•	a decrease of $10 billion in our equity investment in Nortel Networks

•	a decrease of $10.1 billion, including transaction costs of $70 million, in retained earnings

•	an increase of $150 million in currency translation adjustment.

     Since May 2000, we have recorded our remaining interest in Nortel Networks as an investment at cost.

     The table below shows amounts included in the consolidated balance sheets that relate to discontinued operations.

At December 31	2002	2001

Current assets	–	1,957
Non-current assets	50	16,576
Current liabilities	–	(5,855)
Non-current liabilities	–	(5,250)

Net assets of discontinued operations	50	7,428

     The table below is a summarized statement of operations for the discontinued operations.

For the year ended December 31	2002	2001	2000

Revenue	681	3,695	1,426
Operating earnings (loss) from discontinued operations, before tax	(123)	(3,407)	2,776
Gain (loss) on discontinued operations, before tax	(407)	461	1,158
Income tax recovery on operating earnings (loss)	40	209	16
Income tax recovery (expense) on loss (gain)	1,060	(45)	(82)
Non-controlling interest	7	(275)	(56)

Net earnings (loss) from discontinued operations	577	(3,057)	3,812

Note 9 EARNINGS PER SHARE DISCLOSURES

The table below is a reconciliation of the data used to determine basic and diluted earnings per common share.

For the year ended December 31	2002	2001	2000

Earnings from continuing operations (numerator) ($ millions)
Earnings from continuing operations	1,898	3,571	973
Dividends on preferred shares	(59)	(64)	(79)

Earnings from continuing operations – basic	1,839	3,507	894
Exercise of put options by CGI shareholders	12	2	(19)

Earnings from continuing operations – diluted	1,851	3,509	875

Weighted-average number of common shares outstanding (denominator) (millions)
Weighted-average number of common shares outstanding – basic	847.9	807.9	670.0
Exercise of stock options	2.0	4.4	2.3
Exercise of put options by CGI shareholders	13.0	5.6	3.8

Weighted-average number of common shares outstanding – diluted	862.9	817.9	676.1

Note 10 CAPITAL ASSETS

At December 31	2002			2001

		Accumulated	Net book	Net book
	Cost	Amortization	value	value

Telecommunications assets	34,573	21,848	12,725	13,799
Machinery and equipment	6,144	3,253	2,891	3,348
Buildings	2,585	1,307	1,278	1,561
Plant under construction	1,743	–	1,743	3,832
Land	99	–	99	124
Other	357	139	218	513

Total property, plant and equipment	45,501	26,547	18,954	23,177
Finite-life intangible assets	3,021	1,335	1,686	2,785

Total capital assets	48,522	27,882	20,640	25,962

     Amortization of capital assets was $3,127 million in 2002, $3,331 million in 2001 and $3,084 million in 2000. We capitalized total interest cost of $25 million in 2002, $47 million in 2001 and $21 million in 2000 as capital assets.

Note 11 OTHER LONG-TERM ASSETS

At December 31	2002	2001

Investments at equity (a)	495	521
Investments at cost	282	585
Future income taxes (Note 7)	675	1,031
Accrued benefit asset (Note 20)	2,070	1,988
Long-term notes and other receivables	211	253
Customer acquisition costs	371	336
Deferred development costs	34	159
Deferred debt issuance costs	95	110
Other	122	398

Total other long-term assets	4,355	5,381

(a)	This includes implicit goodwill of $207 million at December 31, 2002 and $171 million at December 31, 2001.

     Amortization of deferred charges was $39 million in 2002, $62 million in 2001 and $118 million in 2000.

Note 12 INDEFINITE-LIFE INTANGIBLE ASSETS

At December 31	2002	2001

Intangible assets, January 1	884	–
Intangible assets acquired during the year	–	861
Capitalized interest on spectrum licences	16	23

Intangible assets, December 31	900	884

Consisting of:
Spectrum licences	754	738
Television licences	128	128
Cable licences	18	18

Total	900	884

     In the fourth quarter of 2002, BCE completed its annual impairment test for indefinite-life intangible assets, as required by the provisions of the CICA Handbook section 3062, and determined that these assets were not impaired.

Bell Canada Enterprises  69  2002 Annual Report

Notes to Consolidated Financial Statements

Note 13 GOODWILL

2002

Goodwill, January 1	15,947

Transitional goodwill impairment charge(a)	(8,652)
Goodwill acquired during the year(b)	5,472
Goodwill disposed during the year(c)	(218)
Deconsolidation of Teleglobe and BCI(d)	(1,754)
Impairment charge(e)	(770)
Other	78

Goodwill, December 31	10,103

(a)	An impairment of $8,652 million was applied to goodwill as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062. Please see Note 1, Significant accounting policies, for more information.

(b)	The goodwill acquired in 2002 relates primarily to the acquisition of SBC’s 20% interest in BCH. Please see Note 3, Business acquisitions and dispositions, for more information.

(c)	The goodwill disposed of in 2002 relates primarily to the sale of the directories business. Please see Note 3, Business acquisitions and dispositions, for more information.

(d)	Effective in the second quarter of 2002, BCE stopped consolidating the financial results of Teleglobe and BCI. Please see Note 8, Discontinued operations, for more information.

(e)	In the fourth quarter of 2002, BCE completed its annual assessment of goodwill of all of its reporting units, as required by the provisions of CICA Handbook section 3062. It recorded a charge to pre-tax earnings of $770 million ($530 million after non-controlling interest), relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($55 million). In each case, the goodwill was written down to its estimated fair value, which was determined based on estimates of discounted future cash flows and confirmed by market-related values.

The primary factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflects management’s decision to scale back its trials in convergence products and other non-core businesses, as well as current market conditions for the media business. The write-down at Aliant was determined to be appropriate in light of current market conditions and the recent weak performance of its information technology business.

Note 14 DEBT DUE WITHIN ONE YEAR

At December 31	Interest rate(1)	Maturity(1)	2002	2001

Bank advances	4.54%	N/A	267	2,589
Notes payable	3.48%	30 days	63	998
Long-term debt due within one year (Note 15)			1,696	1,676

Total debt due within one year			2,026	5,263

(1) Weighted-average

     We expect to repay debt due within one year with funds generated internally, or by refinancing it with debt.

     The conditions of some of the credit agreements require us to meet specific financial ratios and to place restrictions on acquiring capital assets and paying dividends.

     Please see Note 21, Contractual obligations, commercial commitments and contingencies, for more details on our credit and other bank facilities.

Note 15 LONG-TERM DEBT

At December 31	Interest rate		Maturity	2002	2001

BCE Inc.
Notes (a)	6.86	%(1)	2006-2009	2,000	–
Notes payable to SBC	6.00%		2004	314	–

Total – BCE Inc.				2,314	–

Bell Canada
Debentures and notes (b)	7.43	%(1)	2003-2054	9,609	9,057
Subordinated debentures	8.21	%(1)	2026-2031	275	275
Capital leases (c)				427	152
Other				219	415

Total – Bell Canada				10,530	9,899

Aliant
Debentures and notes (d)	7.80	%(1)	2003-2025	1,058	1,013
Acquisition facility (US $28 million)(e)	LIBOR + 2.50%		2004	44	318
Term debt (US $185 million) (f)	LIBOR + 2.50%		2005	292	199
Other				15	16

Total – Aliant				1,409	1,546

Bell Globemedia
Revolving reducing term credit agreements (g)	3.85	%(1)	2006-2007	300	325
Notes and other	7.15%		2009	150	160

Total – Bell Globemedia				450	485

Telesat – Notes and other	7.84	%(1)	2003-2009	295	371

Teleglobe and BCI (h)				–	4,134

Other				93	102

Total debt				15,091	16,537
Less: Amount due within one year (Note 14)				(1,696)	(1,676)

Long-term debt				13,395	14,861

(1) Weighted-average interest rate

BCE Inc.

(a)	All notes are unsecured. BCE Inc. has the option to redeem $1.7 billion in notes at any time.

Bell Canada

(b)	All debentures and notes are unsecured and include:

•	US$400 million maturing in 2006 and 2010. The US$200 million maturing in 2006 have been swapped into Canadian dollars.

•	300 million Swiss francs due in 2003, which have been effectively swapped or converted into Canadian dollars.

In addition, $375 million of long-term debt contains call options that allow for early repayment of the principal amounts when certain premiums are paid.

(c)	Includes capital leases of $71 million in 2002 and $66 million in 2001, net of loans receivable of $319 million in 2002 and $335 million in 2001. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable. These capital leases, net of loans receivable, were originally issued for US$39 million and have been swapped into Canadian dollar obligations.

Bell Canada Enterprises  70  2002 Annual Report

Notes to Consolidated Financial Statements

Note 15 LONG-TERM DEBT continued

Aliant

(d)	All debentures and notes are unsecured. The bonds are secured by deeds of trust and mortgage, and by supplemental deeds. These instruments consist of:

•	a first fixed and specific mortgage

•	a pledge and charge on all of Aliant Telecom Inc.’s real and immovable property and equipment

•	a floating charge on all other present and future property of Aliant Telecom Inc.

(e)	Stratos Global Corporation, a subsidiary of Aliant, has provided a first priority interest over all of its assets as collateral for the acquisition facility and term debt.

(f)	US$180 million of the term debt has fixed interest rates through swap agreements.

Bell Globemedia

(g)	Assets of CTV and one of its subsidiaries, CTV Specialty Television, are collateral for these agreements. CTV Specialty Television has fixed interest rates through swap agreements on $95 million of bank indebtedness.

Teleglobe and BCI

(h)	Effective the second quarter of 2002, we stopped consolidating the financial results of Teleglobe and BCI.

Long-term debt maturities

Please see Note 21, Contractual obligations, commercial commitments and contingencies, for a schedule of maturities of long-term debt.

Restrictions

Certain debt agreements:

•	require us to meet specific financial ratios

•	impose covenants, maintenance and new issuance tests

•	restrict the payment of dividends

•	restrict our disposal of Bell Canada voting shares.

Note 16 OTHER LONG-TERM LIABILITIES

At December 31	2002	2001

Accrued benefit liability (Note 20)	1,377	1,217
Future income taxes (Note 7)	815	924
CRTC benefits packages	187	225
BCE Inc. Series P retractable preferred shares (a)	355	400
BCI deferred gain on transfer of assets to Telecom Americas (Note 3)	–	486
Deferred revenue and gains on assets	438	583
Other	669	1,218

Total other long-term liabilities	3,841	5,053

(a)	14.2 million shares were outstanding at December 31, 2002. The annual dividend rate was $1.60 per share. Shareholders have the option to direct BCE Inc. to redeem all or part of the shares at $25 per share each quarter. BCE Inc. may choose, at any time, to redeem the shares at $25 per share. BCE Inc. may, at any time, create another series of preferred shares that Series P shareholders will have the option to convert into on a share-for-share basis. 1.8 million Series P shares were redeemed for $45 million in 2002.

Note 17 FINANCIAL INSTRUMENTS

USING DERIVATIVES

We use various derivative instruments, such as interest rate swaps, foreign currency swaps and forward contracts, primarily to manage our foreign currency and interest rate positions. The main derivative financial instruments outstanding at December 31, 2002 were:

•	interest rate swaps used to hedge dividends on BCE Inc. preferred shares and interest on long-term debt

•	cross-currency swaps used to hedge foreign currency risk on debt

•	currency forward contracts relating mainly to a net investment in a foreign subsidiary

•	forward contracts on BCE Inc. common shares to hedge the cash flow exposures related to stock compensation payments.

     Please see Note 1, Significant accounting policies, for information about how we account for derivative instruments.

     Please see Note 21, Contractual obligations, commercial commitments and contingencies, for a description of the significant put and call options that are outstanding.

CREDIT RISK

We are exposed to credit risk if counterparties to our derivative instruments fail to meet their obligations. We expect that our counterparties will meet their obligations because we:

•	deal only with highly rated institutions that have strong credit ratings

•	regularly monitor credit risk and credit exposure.

     As at December 31, 2002, credit risk related to derivative instruments amounted to $143 million.

     We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

CURRENCY EXPOSURES

At December 31, 2002, principal amounts to be received under currency contracts are 300 million Swiss francs, US$516 million and $566 million, whereas principal amounts to be paid under these contracts are US$553 million and $812 million.

     We use these derivatives mainly to hedge foreign-denominated debt and a net investment in a foreign subsidiary. Instruments that achieve hedge accounting are marked to spot, in the same way as the underlying hedged item, while others are carried at fair value.

     $715 million of our $15.1 billion of total debt is exposed to fluctuations in foreign exchange rates after hedging strategies.

Bell Canada Enterprises  71  2002 Annual Report

Notes to Consolidated Financial Statements

Note 17 FINANCIAL INSTRUMENTS continued

INTEREST RATE EXPOSURES

Long-term debt and preferred shares are usually issued at fixed interest rates. In managing our fixed to floating interest rate mix, we entered into interest rate swaps with a notional amount of $1.4 billion, maturing in 2003, 2005 and 2007. We pay interest on swaps of $1.1 billion at the Banker’s Acceptance rate and receive a weighted-average rate of 6.1%. We pay interest on swaps of $284 million at a rate of 5.4% and receive a LIBOR rate plus 2.5%.

     $775 million of our $15.1 billion of total debt is exposed to fluctuations in interest rates after hedging strategies. $1.1 billion of our $1.5 billion of preferred shares is exposed to fluctuations in interest rates after hedging strategies. $266 million of our $330 million of notes payable and bank advances is exposed to fluctuations in interest rates after hedging strategies.

FAIR VALUE

Fair value is the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.

     These estimates are significantly affected by our assumptions for the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized in the event of an actual settlement of these instruments.

     The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

At December 31	2002		2001

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Investment in Nortel Networks (a)	36	34	167	154
Long-term debt due within one year	1,696	1,747	1,676	1,669
Long-term debt	13,395	14,780	14,861	15,652
Derivative instruments, net asset (liability) position:
Forward contracts – BCE Inc. shares	(52)	(58)	(24)	(31)
Currency contracts (b)	38	44	(50)	(53)
Interest rate swaps	–	96	–	75

Total	(14)	82	(74)	(9)

(a)	We have designated 3 million of our approximately 14 million Nortel Networks common shares to hedge our exposure to outstanding rights to SCPs. Please see Note 19, Stock-based compensation plans, for more information.

(b)	Currency contracts include cross currency interest rate swaps and foreign currency forward contracts. We included net gains of $8 million relating to foreign currency contracts hedging a self-sustaining operation in the currency translation adjustment account in 2002 (net losses of $23 million in 2001). Some of the cross currency interest rate swaps are economic hedges but are not given hedge accounting treatment. We carry these at fair value.

SALE OF ACCOUNTS RECEIVABLE

On December 12, 2001, Bell Canada signed an agreement to sell a co-ownership interest in a pool of present and future eligible accounts receivable to a trust. On December 13, 2001, Aliant sold a direct interest in present and future eligible accounts receivable to a different trust. These types of transactions are accounted for as sales because Bell Canada and Aliant give up control over the transferred accounts receivable when they receive proceeds from the trusts.

     Under the agreements, Bell Canada and Aliant continue to service the accounts receivable. Our retained interest in the accounts receivable that are collected ranks below the trusts’ interests. Both transactions represent revolving sales whereby the trusts will reinvest the funds they receive from collections by buying additional interests in Bell Canada’s and Aliant’s accounts receivable until the agreements expire or until such time as Bell Canada or Aliant requests a reduction in the facility. The Bell Canada agreement expires on December 12, 2006. The Aliant agreement expires on December 13, 2006. The trusts and their investors have no claim on any of Bell Canada’s or Aliant’s other assets if customers fail to pay amounts owed on time.

     We estimate the fair value of retained interests and calculate the loss on sale using a present value of estimated cash flows model. In 2002, we recognized a pre-tax loss of $27 million on the revolving sale of accounts receivable for the combined securitizations. The accounts receivable are transferred on a fully serviced basis. As a result, we recognize a servicing liability on the date of the transfer and amortize this liability to income over the expected life of the transferred accounts receivable.

     The table below shows key balances for the combined securitizations at December 31, 2002 and the assumptions that were used in the model on both the date of transfer and at December 31, 2002.

	2002	2001

Securitized interest in accounts receivable	1,035	1,025
Retained interest	154	102
Servicing liability	1.5	1.5
Average accounts receivable managed	1,150	1,213

	Range (a)	2002	2001

Cost of funds	2.11%-3.12%	2.76%	2.53%
Average delinquency ratio	3.54%-6.01%	6.01%	3.46%
Average net credit loss ratio	0.61%-0.84%	0.84%	0.58%
Weighted-average life in days	38-40	38	39
Servicing fee liability	2.00%	2.00%	2.00%

(a)	Securitizations during the year.

     An immediate 10% and 20% adverse change in each of the above assumptions would have no significant effect on the current fair value of the retained interest.

     The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2002	2001

Collections reinvested in revolving sales	12,651	11,847
Proceeds from additional sales	10	375

Bell Canada Enterprises  72  2002 Annual Report

Notes to Consolidated Financial Statements

Note 18 SHARE CAPITAL

(i) PREFERRED SHARES

BCE Inc.’s articles of incorporation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The articles authorize BCE Inc.’s directors to issue these shares in one or more series and to set the number of shares and conditions of each series.

     The table below is a summary of the principal terms and conditions of BCE Inc.’s authorized series of First Preferred Shares. BCE Inc.’s articles of incorporation show the details of the terms and conditions of these shares.

     All First Preferred Shares outstanding at December 31, 2002:

•	were non-voting, except under special circumstances when the holders were entitled to one vote per share

•	were convertible at the holder’s option into another series of First Preferred Shares, except for the Series P shares. Please see Note 16, Other long-term liabilities, for details about the Series P shares.

     There were no Second Preferred Shares outstanding at December 31, 2002. All Series Q, T, V and AB shares were authorized but not issued. All of the authorized Series R, S, U, Y, Z and AA shares were issued and outstanding, except for:

•	Series U shares, which had 14,000,000 shares outstanding

•	Series Y shares, which had 1,147,380 shares outstanding

•	Series Z shares, which had 8,852,620 shares outstanding.

     On March 1, 2002, BCE Inc. issued 20 million Series AA shares. 8 million of these shares were issued through a public bought deal offering. The other 12 million Series AA shares were issued to the holders of the 12 million Series W shares to replace their Series W shares.

     On March 1, 2002, all Series W and X shares were cancelled.

     On December 1, 2002, 8,852,620 Series Y shares were converted into an equal number of Series Z shares.

ENTITLEMENT TO DIVIDENDS

Holders of Series R, U, Z and AA shares are entitled to fixed cumulative quarterly dividends.

     Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends.

     If and when Series Q and AB shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

     If and when Series T and V shares are issued, their holders will be entitled to fixed cumulative quarterly dividends.

     If Series U shares are still issued and outstanding, their holders will be entitled to floating adjustable cumulative monthly dividends starting on March 1, 2007.

REDEMPTION FEATURES

The Series R, Z and AA shares are redeemable by BCE Inc. on the date of redemption and every five years after that date.

     If and when Series Q and AB shares are issued, BCE Inc. may redeem them at any time, starting on the date of redemption.

     If and when Series T and V shares are issued, BCE Inc. may redeem them on the date of redemption and every five years after that date.

     BCE Inc. may redeem the Series S and Y shares at any time. BCE Inc. may redeem the Series U shares on or after March 1, 2007 at $25.00 per share. However, after March 1, 2007, and if listed, BCE Inc. may redeem them at $25.50 per share.

INTEREST RATE SWAPS

BCE Inc. has entered into interest rate swap agreements until 2007. These agreements, in effect, convert the fixed dividends on the Series U and AA shares into floating rate dividends. The floating dividend rate is equal to the 90-day bankers’ acceptance rate less 0.675%.

							Stated capital

	Annual	Convertible	Conversion		Redemption	Authorized Number	At December 31
Series	dividend rate	into	date	Redemption date	price	of shares	2002	2001

Q		Series R	December 1, 2010	December 1, 2010	$25.50	8,000,000	–	–
R	$1.5435	Series Q	December 1, 2005	December 1, 2005	$25.00	8,000,000	200	200
S	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	200	200
T		Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	–	–
U	$1.3850	Series V	March 1, 2007	March 1, 2007	$25.00	22,000,000	350	350
V		Series U	March 1, 2012	March 1, 2012	$25.00	22,000,000	–	–
W		–	–	–	–	–	–	300
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	29	250
Z	$1.3298	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	221	–
AA	$1.3625	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	510	–
AB		Series AA	September 1, 2012	September 1, 2012	$25.50	20,000,000	–	–

							1,510	1,300

Bell Canada Enterprises  73  2002 Annual Report

Notes to Consolidated Financial Statements

Note 18 SHARE CAPITAL continued

ii) COMMON SHARES AND CLASS B SHARES

BCE Inc.’s articles of incorporation provide for an unlimited number of common shares and Class B Shares. The common shares and the Class B Shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up.

     The table below provides details about the outstanding common shares of BCE Inc. No Class B Shares were outstanding at December 31, 2002 and 2001.

For the year ended December 31	2002		2001

	Number	Stated	Number	Stated
	of shares	capital	of shares	capital

Outstanding, beginning of year	808,514,211	13,827	809,861,531	13,833
Shares issued:
publicly (a)	85,000,000	2,078	–	–
to SBC (a)	17,862,714	500	–	–
to employees (under stock option, employee savings and dividend reinvestment plans)	4,491,003	115	3,178,980	71
Shares purchased for cancellation (b)	–	–	(4,526,300)	(77)

Outstanding, end of year	915,867,928	16,520	808,514,211	13,827

(a)	BCE Inc. publicly issued 85,000,000 common shares in 2002 for a total of $2.1 billion. BCE Inc. issued 17,862,714 common shares through private placements to SBC for $500 million. The net proceeds were used to pay for part of the repurchase of SBC’s 20% interest in BCH.

(b)	In 2001, BCE Inc. bought and cancelled 4.5 million of its common shares for a total of $191 million.

Note 19 STOCK-BASED COMPENSATION PLANS

EMPLOYEE SAVINGS PLANS (ESPs)

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Employees who participate in the plans can buy BCE Inc. common shares through regular payroll deductions. In some cases, the employer may also contribute to the plan. There were 37,311 employees participating in the plans at December 31, 2002.

     Each year, employees can choose to have up to a certain percentage of their annual earnings withheld to buy BCE Inc. common shares. Each participating company decides on its maximum percentage. In the case of Bell Canada, it is between 10% to 12%. The employer may contribute up to a certain maximum percentage of the employee’s annual earnings. In the case of Bell Canada, the maximum is 2%.

     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. BCE Inc. chooses the method the trustee uses to buy the shares.

     The total number of common shares bought for employees was 6,368,907 in 2002 and 4,953,410 in 2001. Compensation expense related to ESPs was $43 million in 2002, $42 million in 2001 and $37 million in 2000. At December 31, 2002, 18,465,011 common shares were reserved for issuance under the ESPs.

BCE INC. STOCK OPTIONS

Under BCE Inc.’s long-term incentive programs, BCE Inc. may grant options to our officers, vice-presidents and other key employees to buy BCE Inc. common shares. The subscription price is generally 100% of market value on the last trading day before the grant comes into effect. A total of 34,428,054 common shares were authorized for issue under these programs at December 31, 2002.

     The right to exercise options generally accrues by 25% annual increments over a period of four years of continuous employment from the date of grant, except when a special vesting period is provided for. Options generally start to become exercisable 12 months after the date of the grant and for a period of up to 10 years.

     Special vesting provisions may apply when:

•	there is a change of control of BCE Inc. and the option holder’s employment ends under certain circumstances

•	the option holders are employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in such subsidiary falls below the percentage outlined in the programs.

     When the Nortel Networks common shares were distributed in May 2000, each outstanding BCE Inc. stock option was cancelled and was replaced by two new stock options. The first option gives the right to buy one BCE Inc. common share. The second option gives the right to buy approximately 1.57 post-split common shares of Nortel Networks (Nortel option) at exercise prices that maintain the holder’s economic position.

     We ensured that exercising the Nortel options will not cause a dilution of Nortel Networks shares by:

•	calculating how many BCE Inc. common shares could be issued under options granted under stock option programs immediately before the date of the distribution

•	factoring this number into the calculation that determined how many Nortel Networks common shares were distributed for each BCE Inc. common share held.

     BCE Inc. may exercise all Nortel options that expire unexercised or are forfeited. The exercise price paid to Nortel Networks is remitted to BCE Inc. shortly after the Nortel options are exercised. We credit an amount to retained earnings equivalent to the market share price of Nortel Networks.

     The table below is a summary of the status of BCE Inc.’s stock option programs. We have adjusted the weighted-average exercise price to reflect the distribution of the Nortel Networks common shares in May 2000.

For the year ended December 31	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price ($)	of shares	price ($)	of shares	price ($)

Outstanding, beginning of year	18,527,376	35	9,114,695	27	5,767,012	56
Granted	8,051,159	32	11,629,250	41	4,812,218	39
Exercised	(297,319)	12	(335,669)	11	(986,244)	33
Expired/forfeited	(5,810,516)	39	(1,880,900)	37	(478,291)	42

Outstanding, end of year	20,470,700	33	18,527,376	35	9,114,695	27

Exercisable, end of year	6,468,320	33	2,300,387	25	1,057,731	11

Bell Canada Enterprises  74  2002 Annual Report

Notes to Consolidated Financial Statements

Note 19 STOCK-BASED COMPENSATION PLANS continued

     The table below tells you more about BCE Inc.’s stock option programs at December 31, 2002.

		Options outstanding		Options exercisable

		Weighted-	Weighted-		Weighted-
		average	average		average
		remaining	exercise		exercise
Range of exercise price	Number	life	price ($)	Number	price ($)

Below $20	3,252,620	6 years	15	1,479,339	13
$20 – $30	1,565,233	9 years	27	8,516	26
$30 – $40	7,830,192	9 years	34	1,658,858	35
Over $40	7,822,655	8 years	41	3,321,607	41

	20,470,700		33	6,468,320	33

TELEGLOBE STOCK OPTIONS

Since we acquired a controlling interest in Teleglobe in November 2000, holders of Teleglobe stock options have been allowed to exercise their options under their original terms, except that when they exercise their options, they will receive 0.91 of one BCE Inc. common share for every Teleglobe stock option they hold.

     Because of the sale of Teleglobe on December 31, 2002, all of the outstanding Teleglobe stock options are now vested. Please see Note 8, Discontinued operations, for more information about the recent developments relating to Teleglobe.

     The table below is a summary of the status of Teleglobe’s stock option programs.

For the period ended December 31	2002		2001		2000

		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of BCE Inc.	exercise	of BCE Inc.	exercise	of BCE Inc.	exercise
	shares	price ($)	shares	price ($)	shares	price ($)

Outstanding, January 1, 2002 and 2001, and Nov. 1, 2000	10,204,966	39	18,934,537	36	20,106,612	37
Exercised	(182,554)	16	(2,911,216)	24	(330,223)	13
Expired/forfeited	(5,755,689)	40	(5,818,355)	44	(841,852)	38

Outstanding, December 31	4,266,723	37	10,204,966	39	18,934,537	36

Exercisable, December 31	4,266,723	37	6,073,732	38	8,035,329	33

     The table below tells you more about Teleglobe’s stock option programs at December 31, 2002.

	Options outstanding			Options exercisable

		Weighted-	Weighted-		Weighted-
		average	average		average
		remaining	exercise		exercise
Range of exercise price	Number	life	price ($)	Number	price ($)

Below $20	463,366	3 years	12	463,366	12
$20 – $30	327,364	3 years	25	327,364	25
$30 – $40	1,202,235	1 year	37	1,202,235	37
Over $40	2,273,758	1 year	44	2,273,758	44

	4,266,723		37	4,266,723	37

PRO FORMA NET EARNINGS

The table below shows the impact on net earnings and net earnings per common share, and the assumptions used if the compensation cost of stock options granted on or after January 1, 2002 was calculated using the fair value-based method of accounting.

     Please see Note 1, Significant accounting policies – Recent changes to accounting standards, for more information on the impact of applying a new accounting policy for stock-based compensation plans.

For the year ended December 31	2002

Net earnings, as reported ($ millions)	2,475
Pro forma impact ($ millions)	(27)

Pro forma net earnings ($ millions)	2,448
Pro forma net earnings per common share (basic) ($)	2.71
Pro forma net earnings per common share (diluted) ($)	2.67

Assumptions used in Black-Scholes option pricing model:
Dividend yield	3.3%
Expected volatility	30%
Risk-free interest rate	4.6%
Expected life (years)	4.4
Number of options granted	8,051,159
Weighted-average fair value of options granted ($)	7

SPECIAL COMPENSATION PAYMENTS (SCPs)

Before 2000, when BCE Inc. granted options to our officers and key employees, related rights to SCPs were also sometimes granted. SCPs are cash payments representing the excess of the market value of the shares on the date of exercise of the related options over the exercise price of such options.

     When the distribution of Nortel Networks common shares was made in 2000, the outstanding options were divided into options to buy BCE Inc. common shares and options to buy Nortel Networks common shares. The related SCPs were adjusted accordingly.

     For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel Networks common shares.

     To manage the cost of SCPs, we have:

•	entered into forward contracts to hedge our exposure to outstanding rights related to options on BCE Inc. common shares

•	designated approximately 3 million Nortel Networks common shares to hedge BCE’s exposure to outstanding rights related to the options on the Nortel Networks common shares.

     The number of SCPs outstanding at December 31, 2002 was:

•	2,936,431 relating to BCE Inc. common shares

•	2,849,029 relating to Nortel Networks common shares.

     All of the outstanding SCPs covered the same number of shares as the options they relate to. It is the employer’s responsibility to make the payments under the SCPs. The expense related to SCPs was $1 million in 2002, $64 million in 2001 and $82 million in 2000. The expense of $1 million in 2002 includes a recovery of $59 million relating to forfeitures of SCPs.

Bell Canada Enterprises  75  2002 Annual Report

Notes to Consolidated Financial Statements

Note 20 EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees. These benefits are based on the employee’s length of service and rate of pay. We make contributions to these pension plans based on various actuarial cost methods that are permitted by pension regulatory bodies.

     We are responsible for adequately funding the plans. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Plan assets primarily include Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

     The table below shows the change in benefit obligations, change in the fair value of plan assets and the funded status of the plans.

     A number of individual pension benefit plans had projected benefit obligations that exceeded the fair value of their related plan assets at December 31, 2002. The aggregate projected benefit obligation of these plans was $2,598 million, and the aggregate fair value of plan assets was $1,880 million.

     Similarly, a number of individual pension benefit plans had plan assets that exceeded projected benefit obligations at December 31, 2002. The aggregate projected benefit obligation of these plans was $9,217 million, and the fair value of their related plan assets was $10,662 million.

	Pension benefits		Other benefits

	2002	2001	2002	2001

Projected benefit obligation, beginning of year	11,737	10,497	1,607	1,637
Current service cost	223	212	35	31
Interest cost	749	732	115	116
Actuarial (gains) losses	(19)	799	173	(100)
Estimated benefits payments	(654)	(794)	(77)	(74)
Employee contributions	6	6	–	–
Business combinations	26	–	1	–
Special termination costs	122	266	–	–
Plan amendment	50	–	–	–
Divestitures and other	(425)	19	(42)	(3)

Projected benefit obligation, end of year	11,815	11,737	1,812	1,607

Fair value of plan assets, beginning of year	13,922	14,254	385	361
Expected return on plan assets	1,127	1,012	32	28
Actuarial gains (losses)	(1,365)	(597)	(110)	(3)
Estimated benefits payments	(654)	(794)	(77)	(74)
Employer contribution	21	17	76	73
Employee contribution	6	6	–	–
Business combinations	25	65	–	–
Divestitures and other	(540)	(41)	(7)	–

Fair value of plan assets, end of year	12,542	13,922	299	385

Funded status	727	2,185	(1,513)	(1,222)
Unamortized net actuarial (gains) losses	1,286	(18)	–	(286)
Unamortized past service costs	95	52	1	1
Unamortized transitional (asset) obligation	(143)	(259)	376	440
Valuation allowance	(136)	(122)	–	–

Accrued benefit asset (liability), end of year	1,829	1,838	(1,136)	(1,067)

     The table below shows the components of the accrued benefit asset for pension and other benefits for financial statement purposes:

At December 31	2002	2001

Accrued benefit asset	2,070	1,988
Accrued benefit liability	(1,377)	(1,217)

	693	771

     The table below shows the significant weighted-average assumptions we used to measure pension and other benefit obligations.

     Other assumptions we used were:

•	4.5% annual rate of increase in the cost per person of covered healthcare benefits for 2002, except for the cost of medication

•	10.5% annual rate of increase in the cost of medication for 2002 with a gradual decline to 4.5% over six years, where we assumed it will remain.

	Pension benefits		Other benefits

At December 31	2002	2001	2002	2001

Discount rate	6.5%	6.5%	6.5%	6.5%
Expected long-term return on plan assets	8.3%	8.8%	8.3%	8.8%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%

     Approximately 1% of the plan assets were held in BCE Inc. common shares at December 31, 2002.

     The table below shows the components of the net benefit plans expense (credit).

	Pension benefits			Other benefits

For the year ended December 31	2002	2001	2000	2002	2001	2000

Current service cost	223	212	191	35	31	30
Interest cost	749	732	696	115	116	109
Expected return on plan assets	(1,127)	(1,198)	(1,104)	(32)	(28)	(28)
Amortization of past service costs	6	12	3	–	–	–
Amortization of net actuarial (gains) losses	1	(4)	(7)	–	(6)	(5)
Amortization of transitional (asset) obligation	(56)	(60)	(64)	39	40	40
Increase in valuation allowance	14	102	30	–	–	–
Other	–	(71)	–	–	1	–

Net benefit plans (credit) expense	(190)	(275)	(255)	157	154	146

Bell Canada Enterprises  76  2002 Annual Report

Notes to Consolidated Financial Statements

Note 21 CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The table below shows our contractual obligations at December 31, 2002. Rental expense relating to operating leases was $363 million in 2002, $700 million in 2001 and $410 million in 2000.

	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	1,593	978	1,197	1,131	1,818	7,907	14,624
Capital leases (a)	102	96	61	48	37	123	467
Notes payable and bank advances	330	–	–	–	–	–	330
Operating leases	486	414	384	352	301	1,758	3,695
Purchase obligations	545	227	120	112	48	173	1,225
Other contractual obligations	124	10	7	6	5	11	163

Total	3,180	1,725	1,769	1,649	2,209	9,972	20,504

(a)	The imputed interest to be paid in connection with the capital leases amounts to $67 million.

COMMERCIAL COMMITMENTS

We had the following commercial commitments at December 31, 2002:

•	$4,866 million in total credit and other bank facilities, of which $767 million was drawn

•	$196 million in standby letters of credit

•	$279 million in various other commitments.

     Of the $4,866 million in total credit and other bank facilities, $1.3 billion is used to support our commercial paper programs, excluding extendable Class E notes. No amount has been drawn on our commercial paper programs.

     Also included in total credit and other bank facilities is a bridge facility of $1.1 billion that was not drawn at December 31, 2002.

     In addition, at December 31, 2002, Bell Canada had $50 million of Class E Notes outstanding. BCE Inc. had no Class E Notes outstanding at December 31, 2002. The maximum principal amount that can be issued is $360 million for BCE Inc. and $400 million for Bell Canada. Though these notes are not supported by committed lines of credit, we may extend them in certain circumstances.

CRTC price cap decision 2002-34
 On May 30, 2002, the CRTC released Decision 2002-34, Second Price Cap Decision. This decision made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years.

     One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimated Bell Canada’s commitment relating to this decision to be $74 million at December 31, 2002.

GUARANTEES

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.

     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $4 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at December 31, 2002, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

AGREEMENT BETWEEN BCE INC. AND SBC

As part of the repurchase of SBC’s 20% interest in BCH, on June 28, 2002 BCH granted SBC an option to buy 20% of BCH’s outstanding common shares. The option expired on January 30, 2003.

     BCE Inc. has agreed to buy $314 million of BCH Convertible Series B Preferred Securities held by SBC at face value on or before December 31, 2004.

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. includes put and call options relating to MTS’ 40% ownership of Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

•	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $549 million at December 31, 2002

•	in January 2007 at fair market value less 12.5%

•	at fair market value less 12.5%, under certain circumstances.

Bell Canada Enterprises  77  2002 Annual Report

Notes to Consolidated Financial Statements

Note 21 CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES continued

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:

•	in March 2004 at the greater of the floor value described above and fair market value

•	in February 2007 at fair market value

•	at fair market value if there is a change of control of MTS to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option in February 2004.

AGREEMENT WITH CGI

We entered into an agreement on July 1, 1998 with CGI’s three majority individual shareholders. The agreement includes put and call options, and rights of first refusal, on the CGI shares that these shareholders hold.

     The put options give these CGI shareholders the right to gradually sell a portion of their shares to BCE Inc. until January 4, 2004. The call option gives BCE Inc. the one-time right to buy all of their CGI shares that BCE Inc. has not already bought, during the period from January 5, 2004 to January 4, 2006.

     The exercise price per share of any put or call option is 115% of the 20-day average market price of CGI shares before the exercise date, payable in BCE Inc. common shares. If the options were fully exercised, our equity ownership interest in CGI would increase to approximately 40%.

     In December 2002, we informed CGI that our prior publicly stated intention to dispose of the control block in CGI following the exercise of the put and call options in 2003 and 2004 is no longer our preferred course of action.

     We began discussions with CGI about the future of our investment in CGI. No final decisions have been made, but we have started discussions to develop a plan to:

•	realize the maximum value of our investment in CGI

•	enhance the value of CGI by taking steps to retain CGI’s management and to ensure that the company continues to deliver high-quality services to its customers.

     To allow enough time for these discussions, CGI’s three majority individual shareholders have agreed to defer the exercise date of the put options until April 15, 2003.

SHARED SERVICES AGREEMENT

Effective June 22, 2001, Bell Canada entered into a 10-year service contract with a special purpose entity. This contract will allow Bell Canada to reduce systems and administrative costs over time by streamlining and enhancing its systems and processes. Bell Canada is committed to paying approximately $150 million in service fees over the first three years of the agreement.

     In 2004, Bell Canada may:

•	exercise an option to buy the special purpose entity at fair market value, or

•	maintain the service contract and commit to paying at least $420 million more in service fees to the special purpose entity.

     As at December 31, 2002, the special purpose entity had $123 million of total assets, of which $99 million are capital assets, and $133 million of total liabilities, of which $123 million is long-term debt.

LITIGATION

Teleglobe lending syndicate lawsuit
 On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.

     The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     The plaintiffs claim damages of US$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total US$1.25 billion that the lending syndicate advanced. While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Other litigation
 We become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at December 31, 2002, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

Note 22 SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the year ended December 31	2002	2001

Interest paid on long-term debt	1,019	1,381
Income taxes paid	1,284	1,348
Cash restricted to collateralize short-term bank loans	–	233

Bell Canada Enterprises  78  2002 Annual Report

Notes to Consolidated Financial Statements

Note 23 RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

We have prepared these consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

For the year ended December 31	2002			2001 (1)			2000 (1)

	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
($ millions, except share amounts)	GAAP	ments	GAAP	GAAP	ments	GAAP	GAAP	ments	GAAP

Operating revenues	19,768	–	19,768	19,340	–	19,340	16,668	–	16,668

Operating expenses (a)(b)(l)	12,146	256	12,402	12,098	363	12,461	9,953	230	10,183
Amortization expense (c)	3,146	–	3,146	3,826	11	3,837	3,352	31	3,383
Net benefit plans (credit) expense (d)	(33)	37	4	(121)	(216)	(337)	(109)	(114)	(223)
Restructuring and other charges (e)	887	–	887	980	10	990	–	–	–

Total operating expenses	16,146	293	16,439	16,783	168	16,951	13,196	147	13,343

Operating income	3,622	(293)	3,329	2,557	(168)	2,389	3,472	(147)	3,325
Other expense (income) (b)(f)(m)	(2,468)	(28)	(2,496)	(4,015)	54	(3,961)	(97)	9	(88)
Impairment charge	770	–	770	–	–	–	–	–	–
Interest expense (g)	1,161	(10)	1,151	1,056	–	1,056	935	–	935

Earnings from continuing operations before income taxes and non-controlling interest	4,159	(255)	3,904	5,516	(222)	5,294	2,634	(156)	2,478
Income taxes (b)(h)	1,593	(198)	1,395	1,759	(108)	1,651	1,338	(137)	1,201
Non-controlling interest (i)	668	(14)	654	186	(24)	162	323	(8)	315

Earnings from continuing operations	1,898	(43)	1,855	3,571	(90)	3,481	973	(11)	962
Discontinued operations (j)	577	198	775	(3,057)	146	(2,911)	3,812	(5,033)	(1,221)

Net earnings before cumulative effect of change in accounting policy	2,475	155	2,630	514	56	570	4,785	(5,044)	(259)
Cumulative effect of change in accounting policy (m)(n)	–	(7,268)	(7,268)	–	21	21	–	–	–

Net earnings (loss)	2,475	(7,113)	(4,638)	514	77	591	4,785	(5,044)	(259)
Dividends on preferred shares	(59)	–	(59)	(64)	–	(64)	(79)	–	(79)

Net earnings (loss) applicable to common shares	2,416	(7,113)	(4,697)	450	77	527	4,706	(5,044)	(338)

Other comprehensive earnings (loss) items
Change in currency translation adjustment			30			158			107
Change in unrealized gain or loss on investments (k)			9			(168)			2,788
Additional minimum liability for pension obligation (d)			(81)			–			–

Comprehensive earnings (loss)			(4,739)			517			2,557

Net earnings (loss) per common share – basic
Continuing operations			2.09			4.23			1.32
Net earnings (loss)			(6.07)			0.65			(0.50)
Net earnings (loss) per common share – diluted
Continuing operations			2.06			4.18			1.28
Net earnings (loss)			(6.10)			0.64			(0.53)
Dividends per common share			1.20			1.20			1.24
Average number of common shares outstanding (millions)			847.9			807.9			670.0

Adjusted net earnings (loss) (o)
Net earnings (loss), as reported			(4,638)			591			(259)
Amortization expense on goodwill and other intangible assets			–			918			511

Net earnings (loss), adjusted			(4,638)			1,509			252

Adjusted net earnings (loss) per common share
Basic			(6.07)			1.79			0.26
Diluted			(6.10)			1.77			0.23

(1)	The figures for 2001 and 2000 have been restated for the United States GAAP difference relating to the pension valuation allowance (see Note 23(d)).

Bell Canada Enterprises  79  2002 Annual Report

Notes to Consolidated Financial Statements

Note 23 RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP continued

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

For the year ended December 31	2002	2001	2000

Currency translation adjustment	10	(20)	(178)
Unrealized gain (loss) on investments (k)	(1)	(10)	2,788
Additional minimum liability for pension obligation (d)	(81)	–	–

Accumulated other comprehensive earnings (loss)	(72)	(30)	2,610

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

For the year ended December 31	2002	2001(1)	2000(1)

Canadian GAAP	12,871	16,799	17,279
Adjustments
Operating expenses (a)	(622)	(564)	(360)
Purchase price adjustment (c)	–	(768)	(768)
Employee future benefits (d)	17	330	114
Gain on disposal of investments and on reduction of ownership in subsidiary companies (f)	163	163	179
Other	56	40	83
Tax effect of the above adjustments (h)	97	(35)	6
Non-controlling interest effect of the above adjustments (i)	120	21	2
Discontinued operations (j)	–	(342)	(425)
Unrealized gain (loss) on investments (k)	(1)	(10)	2,788

United States GAAP	12,701	15,634	18,898

(1)	The figures for 2001 and 2000 have been restated for the United States GAAP difference relating to the pension valuation allowance (see Note 23(d)).

(a)	Pre-operating expenses and subscriber acquisition costs
Under Canadian GAAP, pre-operating expenses and subscriber acquisition costs can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b)	Investment tax credits
Under Canadian GAAP, investment tax credits are recorded as a reduction of the related expenditure. Under United States GAAP, they are recorded as a reduction of the income tax provision.

(c)	Goodwill
Under Canadian GAAP, prior to July 1, 2001, the total purchase price on acquisitions is based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the aggregate purchase price on acquisitions is based on the market price for a reasonable period before and after the date the transaction is announced. This difference between Canadian GAAP and United States GAAP results in a difference in the amount of purchase price allocated to goodwill.

(d)	Future benefits for employees
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Additionally, Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. Recently the United States regulators have interpreted this to be a difference between Canadian and United States GAAP. In light of these recent developments, we retroactively increased previously reported United States GAAP net income for fiscal 2001 and 2000 by $61 million (net of a tax expense of $41 million) and $18 million (net of a tax expense of $12 million), respectively (2001 – $0.07 per basic share and $0.07 per diluted share; 2000 – $0.03 per basic share and $0.02 per diluted share).

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated other comprehensive income.

(e)	Restructuring and other charges
Under Canadian GAAP, when assessing the impairment of capital assets, estimated future net cash flows are not discounted in computing the net recoverable amount. Under United States GAAP, the calculation of impairment is made on a discounted basis.

(f)	Gains on investments
Under Canadian GAAP and United States GAAP, gains on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain to be different.

(g)	Interest expense
Under Canadian GAAP, convertible debentures are split in two components, debt and equity. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures are recorded as long-term debt and no accretion expense is recognized.

(h)	Income taxes
In addition, the income tax adjustment also reflects the impact on income taxes of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

•	income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP

•	only income tax rates of enacted tax law can be used under United States GAAP.

(i)	Non-controlling interest The non-controlling interest adjustment represents the impact on non-controlling interest of the United States GAAP adjustments that we describe above.

(j)	Discontinued operations
Under United States GAAP, the gain on reduction of our ownership in Nortel Networks in 2000 resulting from the distribution of our interest in Nortel Networks was credited directly to retained earnings. Additionally, other differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(k)	Change in unrealized gain (loss) on investments
Our portfolio investments would be classified as “available-for-sale” under United States GAAP and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(l)	Accounting for stock-based compensation
In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS 123, instead of choosing to continue following the intrinsic value method of APB 25.

In accordance with this standard, we adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002 and accordingly recorded operating expenses of $27 million in 2002 ($2 million in the first quarter, $3 million in the second quarter, $15 million in the third quarter and $7 million in the fourth quarter). The impact on both basic and diluted earnings per share is nil in the first and second quarters, $0.02 in the third quarter and $0.01 in the fourth quarter.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the original date of adoption of SFAS 123. In the table below, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model.

For the year ended December 31	2002	2001	2000

Net earnings (loss), as reported	(4,638)	591	(259)
Compensation cost included in net earnings	27	–	–
Total compensation cost	(68)	(60)	(276)

Pro forma net earnings (loss)	(4,679)	531	(535)
Pro forma net earnings (loss) per common share (basic)	(6.12)	0.58	(0.92)
Pro forma net earnings (loss) per common share (diluted)	(6.14)	0.57	(0.94)
Assumptions used in Black-Scholes option pricing model for BCE stock options granted:
Dividend yield	3.3%	3.3%	2.8%
Expected volatility	30%	25%–37%	29%–37%
Risk-free interest rate	4.6%	5.1%	6.3%
Expected life (years)	4.4	4.5	4.5
Weighted-average fair value of options granted ($)	7	10	13

Assumptions used in Black-Scholes option pricing model for Nortel Networks Corporation stock options granted:
Dividend yield			0.1%
Expected volatility			54%
Risk-free interest rate			4.9%
Expected life (years)			4
Weighted-average fair value of options granted ($)			41

(m)	Accounting for derivative instruments and hedging activities (SFAS 133)
On January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138. In accordance with this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. Additionally, certain economic hedging strategies such as the use of interest rate swaps to hedge preferred share dividends and the SCP hedging strategy no longer qualified for hedge accounting under United States GAAP. As a result, other assets increased by $44 million and a net gain of $21 million was recorded on the transition to the new rule.

Bell Canada Enterprises  80  2002 Annual Report

Notes to Consolidated Financial Statements

Note 23 RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP continued

Furthermore, on January 1, 2001, the forward contracts relating to the Nortel Networks shares, which we previously recorded in other comprehensive income at their fair value of $2,005 million, and the offsetting change in the value of the hedged Nortel Networks shares, were reclassified to earnings on the transition to the new rule. There was no effect on net earnings.

The change in the fair value of derivative contracts no longer qualifying for hedge accounting under United States GAAP is reported in net earnings. This resulted in a pre-tax gain of $27 million ($44 million in 2001).

(n)	Recent changes to accounting standards Business combinations and goodwill and other intangible assets
The Financial Accounting Standards Board (FASB) recently issued new Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

Effective July 1, 2001, Standard No. 141 requires us to account for all business combinations using the purchase method.

Effective January 1, 2002, Standard No. 142 requires us to no longer amortize goodwill and indefinite-life intangible assets to earnings and to assess them for impairment each year. This includes a transitional impairment test.

As of June 30, 2002, we had allocated our existing goodwill and indefinite-life intangible assets to our reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on our financial statements.

In performing the transitional impairment test, we:

•	estimated the fair value of our reporting units based on discounted future cash flows

•	compared the fair values to those implied by public company trading multiples.

We determined a transitional impairment loss of $7,268 million in the second quarter of 2002. We recorded it as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of Standard No. 142. The impairment loss related to impaired goodwill of reporting units in Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Impairment or disposal of long-lived assets
The FASB recently issued new Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This standard applies to fiscal years beginning after December 15, 2001 and covers how to account for and report impairments or disposals of long-lived assets. We are required to record an impairment loss on long-lived assets that are held and used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is the difference between the asset’s carrying amount and estimated fair value.

Long-lived assets that are disposed of:

•	by sale are recorded at the lower of their carrying amount or estimated fair value (less costs to sell) when certain criteria are met. Depreciation stops at the same time.

•	other than by sale are accounted for and reported like assets being held and used.

Costs relating to exits and disposals
The FASB recently issued new Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Effective January 1, 2003, the standard requires costs relating to exits or disposal activities started after December 31, 2002 to be recorded at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring), certain exit costs were recorded when management committed to an exit plan. We do not expect that Standard No. 146 will have a significant effect on our financial position or results of operations.

Accounting for asset retirement obligations
In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which applies to financial statements for fiscal years beginning after June 15, 2002. It covers how to recognize and remeasure obligations associated with the retirement of tangible long-lived assets. We have not yet determined whether SFAS 143 will have any effect on our business, results of operations and financial condition.

Disclosure of guarantees
In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value of their obligation when they enter into these guarantees.

The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002. We have applied them to the presentation of our consolidated financial statements. The recognition requirements of FIN No. 45 apply to guarantees made or changed after December 31, 2002. We have not yet determined whether the recognition requirements will have any effect on our business, results of operations and financial condition.

Consolidation of variable interest entities
In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities.

FIN No. 46 applies immediately to all special purpose entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period beginning after June 15, 2003 for special purpose entities created before February 1, 2003.

We currently conduct certain transactions through special purpose entities and are assessing the structure of these transactions against the criteria set out in FIN No. 46.

(o)	Adjusted net earnings
The adjusted net earnings reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets, effective January 1, 2002. Please see Note 23(n), Recent changes to accounting standards, for more information.

(p)	Pro forma disclosures
If we assume that Bell Globemedia was created on January 1, 2000, the unaudited pro forma consolidated figures for the year ended December 31, 2000 would have been $17,741 million in revenues, $4,663 million in net earnings, $7.26 basic earnings per share and $6.87 fully diluted earnings per share. For the year ended December 31, 2001, the figures would have had an insignificant effect on pro forma consolidated revenues, net earnings, basic earnings per share and diluted earnings per share.

Note 24 SUBSEQUENT EVENT

ISSUANCE OF SERIES AC PREFERRED SHARES

On February 20, 2003, BCE Inc. filed a short form prospectus with Canadian securities regulatory authorities relating to the issue of 20 million Series AC Preferred Shares for total proceeds of $510 million.

     BCE Inc. is proposing to issue six million of the 20 million Series AC Preferred Shares under a public bought deal offering, the net proceeds from which to be used to redeem a portion of the outstanding Series P Preferred Shares or repay our indebtedness under the bridge facility relating to the repurchase of SBC’s 20% interest in BCH.

     The remaining 14 million Series AC Preferred Shares would be issued to the holders of BCE Inc.’s 14 million Series U Preferred Shares if BCE Inc. elects to exercise its option to buy all of their shares.

     Holders of the Series U Preferred Shares would use the proceeds from the sale of their shares to buy the 14 million Series AC Preferred Shares for the subscription price of $357 million.

     These transactions are scheduled to close on or about February 28, 2003.

LAWSUIT LAUNCHED AGAINST FIVE FORMER DIRECTORS OF TELEGLOBE

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

     The plaintiff, without establishing any basis on which its allegations are made, is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.

     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to be indemnified by BCE Inc. in connection with this lawsuit.

     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Bell Canada Enterprises  81  2002 Annual Report

Board of Directors and Corporate Officers

Board of Directors

as at February 26, 2003

André Bérard, O.C.
Montréal, Québec
Chairman, National Bank of Canada.

A director since January 2003.
A director of Bell Canada and
Telesat Canada.

Richard J. Currie, C.M.
Toronto, Ontario
Chairman, BCE Inc.

A director since May 1995.
Chairman of the Pension Fund
Committee. Chairman of
Bell Canada and Telesat Canada.

Anthony S. Fell, O.C.
Toronto, Ontario
Chairman, RBC Dominion
Securities Limited.

A director since January 2002.
A member of the Audit Committee
and the Pension Fund Committee.
A director of Bell Canada and
Telesat Canada.

Donna Soble Kaufman
Toronto, Ontario
Lawyer and Corporate Director.

A director since June 1998.
A member of the Corporate
Governance Committee.
A director of Bell Canada,
Bell Canada International Inc.,
Bell Globemedia Inc. and
Telesat Canada.

Thomas E. Kierans, O.C.
Toronto, Ontario
Chairman, Canadian Institute
for Advanced Research (CIAR).

A director since April 1999.
A member of the Audit Committee.
A director of Bell Canada and
Telesat Canada.

Brian M. Levitt
Montréal, Québec
Co-Chair, Osler, Hoskin & Harcourt
LLP, Business Lawyers.

A director since May 1998.
A member of the Corporate
Governance Committee and the
Management Resources and
Compensation Committee.
A director of Bell Canada,
Bell Globemedia Inc. and
Telesat Canada.

The Honourable
Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-Chairman, BMO Nesbitt
Burns Inc.

A director since January 2003.
A director of Bell Canada and
Telesat Canada.

Judith Maxwell, C.M.
Ottawa, Ontario
President, Canadian Policy
Research Networks Inc.

A director since January 2000.
A member of the Corporate
Governance Committee and
the Pension Fund Committee.
A director of Bell Canada and
Telesat Canada.

John H. McArthur
Wayland, Massachusetts
Dean Emeritus, Harvard University
Graduate School of Business
Administration.

A director since May 1995. A member
of the Management Resources
and Compensation Committee.
A director of BCE Emergis Inc.,
Bell Canada and Telesat Canada.

J. Edward Newall, O.C.
Calgary, Alberta
Chairman, Newall and Associates.

A director since May 1989. Chairman
of the Audit Committee and a member
of the Corporate Governance
Committee. A director of Bell Canada
and Telesat Canada.

Thomas C. O’Neill, F.C.A.
Don Mills, Ontario
Corporate Director.

A director since January 2003.
A director of Bell Canada and
Telesat Canada.

Robert C. Pozen
Newton, Massachusetts
Chief of Commerce and Labour,
Massachusetts State House.

A director since February 2002.
A member of the Audit Committee
and the Pension Fund Committee.
A director of Telesat Canada.

Michael J. Sabia
Montréal, Québec
President and Chief Executive
Officer, BCE Inc.

A director since October 2002.
A director and Chief Executive
Officer of Bell Canada.
Chairman of BCE Emergis Inc.,

BCE Nexxia Inc., and
Bell Globemedia Inc.
A director of Bell ExpressVu Inc.,
Bell Mobility Holdings Inc., and
Telesat Canada.

Guy Saint-Pierre, C.C.
Montréal, Québec
Chairman, Royal Bank of Canada.

A director since May 1995.
Chairman of the Corporate
Governance Committee.
A director of Bell Canada and
Telesat Canada.

Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
President and Chief Executive
Officer and a director,
Bombardier Inc.

A director since April 1999.
Chairman of the Management
Resources and Compensation
Committee. A director of
Bell Canada and Telesat Canada.

Victor L. Young, O.C.
St. John’s, Newfoundland
Corporate Director.

A director since May 1995.
A member of the Audit Committee
and the Management Resources
and Compensation Committee.
A director of Aliant Inc.,
Bell Canada and Telesat Canada.

Corporate Officers

as at February 26, 2003

Michael J. Sabia
President and Chief
Executive Officer

William D. Anderson
President, BCE Ventures

Alain Bilodeau
Senior Vice-President

Michael T. Boychuck
Senior Vice-President and
Corporate Treasurer

Linda Caty
Corporate Secretary*

Francis P. Crispino
Chief Strategy Officer

Leo W. Houle
Chief Talent Officer

Lawson A.W. Hunter
Executive Vice-President –
Competitive Affairs

Barry W. Pickford
Senior Vice-President, Taxation

Stephen P. Skinner
Senior Vice-President and
Corporate Controller

Martine Turcotte
Chief Legal Officer

Siim A. Vanaselja
Chief Financial Officer

Stephen G. Wetmore
Executive Vice-President

* Effective March 31, 2003

Bell Canada Enterprises  82  2002 Annual Report

Michael J. Sabia

Thomas C. O'Neill

Robert C. Pozen

Richard J. Currie

Paul M. Tellier

Guy Saint-Pierre

André Bérard

Donna Soble Kaufman

Anthony S. Fell

Brian M. Levitt

Victor L. Young

J. Edward Newall

John H. McArthur

The Honourable Edward C. Lumley

Thomas E. Kierans

Judith Maxwell

Committees of the Board

The committees of the Board of Directors, and their principal responsibilities and their members are identified below.

THE AUDIT COMMITTEE

•	Reviews BCE’s annual and interim consolidated financial statements, including the management’s discussion and analysis, and recommends them to the Board for approval

•	Evaluates the integrity of our financial reporting

•	Monitors our risk management and regulatory compliance programs

•	Monitors our internal control system

•	Reviews and monitors our policies and practices on business ethics

•	Reviews and recommends the appointment of the external auditor, including the terms, independent relationship and fees

•	Reviews and recommends the mandate of our internal auditor

•	Monitors the relationship between the Audit Committee and the audit committees of related entities

•	Monitors the relationship between the Audit Committee, the other committees of the Board and management

•	Reviews the audited financial statements of our pension plan, pension fund and the unitized pooled fund that we sponsor for the collective investment of our pension fund and the pension funds of our participating subsidiaries (the master fund)

The Audit Committee contacts the internal and external auditors directly to discuss and review specific issues when necessary.

The Audit Committee met seven times in 2002.

THE CORPORATE GOVERNANCE COMMITTEE

•	Reviews and makes recommendations on corporate governance issues, including the size and structure of the Board, responsibilities, tenure and performance standards of directors, and composition of Board committees

•	Identifies candidates for directors

•	Reviews directors’ remuneration in relation to current compensation practices

•	Evaluates the performance of directors

•	Evaluates shareholder proposals

•	Reviews each director’s comments on the effectiveness of the Board and his or her own participation and reports the results to the Board

•	Helps new directors become acquainted with BCE and our governance process

The Corporate Governance Committee met five times in 2002.

THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

•	Reviews and recommends the appointment of the Chief Executive Officer and other officers

•	Monitors management resources and succession planning

•	Reviews and recommends executive compensation policy, and the compensation of the Chief Executive Officer and other officers

•	Monitors the performance of the Chief Executive Officer and other officers

•	Reviews any proposed major changes to the organization, and to our pension and benefit plans

The Management Resources and Compensation Committee met five times in 2002.

THE PENSION FUND COMMITTEE

•	Advises on policies relating to the administration, funding and investment of our pension plan, pension fund and master fund

•	Reviews the impact of the pension plan’s liabilities and funding of proposed changes to the benefits under the plan

•	Approves long-term funding objectives in relation to the pension plan’s liabilities

•	Approves the appointment or removal of the pension plan’s actuary

•	Reviews and monitors the process for carrying out our responsibilities as employer and administrator of the pension plan, pension fund and master fund

•	Approves changes to the investment policies and goals of the pension fund and the master fund

•	Reviews the investment performance of the pension fund and the master fund

The Pension Fund Committee was created in November 2002 and had its first meeting in January 2003.

MEMBERS OF COMMITTEES OF THE BOARD

Audit	Management Resources
J.E. Newall – Chairman	and Compensation
A.S. Fell	P.M. Tellier – Chairman
T.E. Kierans	B.M. Levitt
R.C. Pozen	J.H. McArthur
V.L. Young	V.L. Young

Corporate Governance	Pension Fund
G. Saint-Pierre – Chairman	R.J. Currie – Chairman
D. Soble Kaufman	A.S. Fell
B.M. Levitt	J. Maxwell
J. Maxwell	R.C. Pozen
J.E. Newall

Bell Canada Enterprises  84  2002 Annual Report

Shareholder Information

SHARE FACTS

Symbol
BCE

Listings
Toronto (TSX), New York (NYSE) and Zurich (SWX) stock exchanges

Common Shares Outstanding
915,867,928 as at December 31, 2002

Stock Splits
Three-for-one on April 26, 1979 and two-for-one on May 15, 1997

Quarterly Dividend*
$0.30 per common share

2003 Dividend Schedule*

Record Date	Payment Date
March 17, 2003	April 15, 2003
June 16, 2003	July 15, 2003
September 15, 2003	October 15, 2003
December 15, 2003	January 15, 2004

* Subject to approval by the Board of Directors.

Withholding Taxes on Foreign Investors
 Dividends on BCE shares paid or credited to non-residents of Canada are subject to withholding tax at 25%, unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents’ withholding tax rate is 15%.

Since January 1, 2001, BCE is required to solicit TINs (taxpayer identification numbers) and W9 declarations of residency from certain U.S. investors. Where these have not been received, BCE may be required to deduct the Internal Revenue Service’s specified backup withholding tax at a rate of 30% on all dividends.

2003 ANNUAL MEETING

The annual meeting of BCE shareholders will take place at 9:00 a.m. (Montréal Time), Wednesday, May 28, 2003, at Le Centre Sheraton Montréal, 1201, boul. René-Lévesque Ouest, Montréal, Québec, in the Ballroom, Level 4.

The meeting will also be webcast live on our website at www.bce.ca.

We offer various ways to vote your proxy form. For more details, visit our website during proxy season or read the instruction form accompanying your annual package.

2003 QUARTERLY EARNINGS RELEASE DATES

First quarter – April 30, 2003
Second quarter – July 30, 2003
Third quarter – October 29, 2003
Fourth quarter – February 4, 2004

CORPORATE DOCUMENTS

Quarterly and annual reports as well as other corporate documents can be found on our website. If you wish to be notified electronically when documents are posted, register online at www.bce.ca for our service “Our News, Your Way”. Corporate documents can also be requested from the Investor Relations group.

SHAREHOLDER SERVICES

Dividend Reinvestment and Stock Purchase Plan
 This plan provides a convenient method for eligible holders of BCE common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

Dividend Direct Deposit Service
 Avoid postal delays and trips to the bank by joining the dividend direct deposit service.

E-delivery Service
 Enrol in our e-delivery service to receive the annual and/or quarterly documents by e-mail.

Duplicate Mailings
 Help us control costs and eliminate duplicate mailings by consolidating your accounts.

For more details on any of these services, please contact our transfer agent and registrar.

CONTACT INFORMATION

Transfer Agent and Registrar
 For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates, tax forms), contact:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
e-mail: bce@computershare.com
Tel.: (514) 982-7555
or 1 800 561-0934 (toll free in Canada and the U.S.)
Fax: (416) 263-9394
or 1 888 453-0330 (toll free in Canada and the U.S.)

Investor Relations
 For any other shareholder inquiries, contact:

BCE Inc.
Investor Relations
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
e-mail: investor.relations@bce.ca
Tel.: 1 800 339-6353
Fax: (514) 786-3970
or visit the Investor Relations section on our website at www.bce.ca

TRADE-MARKS

BCE, BCE Emergis and Emergis are trade-marks of BCE Inc. The Rings and Head design, Bell, Sympatico.ca and Sympatico are trade-marks of Bell Canada. VoiceNet is a trade-mark of Bell Mobility Inc./Bell Mobilité Inc. ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership. SmartTouch is a trade-mark of Stentor Resource Centre Inc. The Globe and Mail is a trademark of Bell Globemedia Publishing Inc./Bell Globemedia Publications Inc. Juno Awards is a trade-mark of Canadian Academy of Recording Arts and Sciences. Open Mike With Mike Bullard is a trade-mark of Insight Production Company Ltd. Audiovox Thera is a trade-mark of Audiovox Corporation. Data Valet is a trade-mark of Travelnet Technologies, Inc. Any other trade-marks, corporate, trade or domain names mentioned in this annual report are properties of their respective owners.

Cette publication est disponible en français.

BCE’s Annual Report is printed with vegetable-based ink and is recyclable.

BCE Inc.
 1000, rue de La Gauchetière Ouest
 Bureau 3700
 Montréal (Québec)
 H3B 4Y7

www.bce.ca

Communications
 email: bcecomms@bce.ca
 tel: 1 888 932-6666
 fax: (514) 870 4385

Investor Relations
 email: investor.relations@bce.ca
 tel: 1 800 339-6353
 fax: (514) 786-3970

Printed in Canada